FILED PURSUANT TO
RULE 424(B)(1)
REGISTRATION NO: 333-117693

PROSPECTUS

CONSOLIDATED CONTAINER COMPANY LLC

CONSOLIDATED CONTAINER CAPITAL, INC.

Offer to Exchange $207,000,000 of Its

10 3/4% Senior Secured Discount Notes Due 2009,

Registered under the Securities Act,

for $207,000,000 of Its Outstanding Unregistered

10 3/4% Senior Secured Discount Notes Due 2009

This exchange offer will expire at 5:00 p.m.,

New York City time, on October 11, 2004, unless extended.

•	We are offering to exchange $207,000,000 aggregate principal amount at maturity of registered 10 3/4% senior secured discount notes due June 15, 2009, registered under the Securities Act of 1933, as amended, or, the “Securities Act,” which are referred to in this prospectus as the new notes, for all $207,000,000 aggregate principal amount at maturity of outstanding unregistered 10 3/4% senior secured discount notes due June 15, 2009, which are referred to in this prospectus as the old notes.
•	The terms of the new notes will be substantially identical to the outstanding unregistered 10 3/4% senior secured discount notes that we issued on May 20, 2004, except that the new notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The outstanding unregistered 10 3/4% senior secured discount notes were issued in reliance upon an available exemption from the registration requirements of the Securities Act of 1933.
•	Unless we elect to accrue and pay cash interest, interest on the new notes will accrete from the issue date of the new notes until June 15, 2007, compounded semiannually on June 15 and December 15 of each year, beginning June 15, 2004. Assuming no redemptions, repayments or payments of cash interest prior to June 15, 2007, the new notes will accrete to $207,000,000 in aggregate principal amount at June 15, 2007. We will be required to accrue and pay cash interest on the new notes for all periods after June 15, 2007 at a rate of 10 3/4% per annum, with cash interest payments in arrears commencing on December 15, 2007.
•	The new notes will be fully and unconditionally guaranteed on a senior basis by some of our current and future domestic subsidiaries.
•	Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer.
•	The exchange of old notes for new notes pursuant to this exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Tax Considerations.”
•	We will not receive any proceeds from this exchange offer and the issuance of the new notes under this exchange offer will not result in any increase in our outstanding debt.

Investing in the new notes involves risks. You should consider carefully the risk factors beginning on page 15 of this prospectus before tendering your old notes in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date (as defined in this prospectus), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is September 8, 2004

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information in this prospectus and the other documents referred to in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange and issue the new notes in any jurisdiction where the offer or exchange is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or blue sky laws of that jurisdiction.

Unless the context otherwise requires, as used in this prospectus:

•	the terms “we,” “us,” “our” and similar terms, as well as references to “the Company” mean Consolidated Container Company LLC, a Delaware limited liability company, and its subsidiaries;

•	“Consolidated Container Company” means Consolidated Container Company LLC;

•	“Consolidated Container Capital” means Consolidated Container Capital, Inc., a Delaware corporation;

•	“Consolidated Container Holdings” means Consolidated Container Holdings LLC, a Delaware limited liability company;

•	the term “old notes” refers to the 10 3/4% senior secured discount notes due 2009 that we issued on May 20, 2004;

•	the term ”new notes” refers to the 10 3/4% senior secured discount notes due 2009 that we registered under the Securities Act and that we are offering in exchange for the old notes; and

•	the term “notes” refers to the old notes and the new notes, collectively.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings by accessing the SEC’s Internet site at http://www.sec.gov.

You also may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: 3101 Towercreek Parkway, Suite 300, Atlanta, Georgia 30339, (678) 742-4600, Attention: Chief Financial Officer.

This document contains summaries of the terms of certain agreements that we believe to be accurate in all material respects. However, we refer you to the actual agreements for complete information relating to those agreements. All summaries are qualified in their entirety by this reference. We will make copies of those documents available to you upon your request to us. While any of the old notes remain outstanding, we will make available to any holder or any prospective purchaser the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to the reporting requirements of the Exchange Act.

If you would like to request documents, please do so by no later than October 1, 2004 in order to receive the documents before this exchange offer expires on October 11, 2004.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements, as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

Forward-looking statements may be indicated by phrases such as “will,” “estimates,” “plans,” “strategy,” “believes,” “anticipates,” “expects,” “intends,” “foresees,” “projects,” “forecasts” or words of similar meaning or import. We have made such statements in prior filings with the SEC and in this prospectus. Such statements are subject to certain risks, uncertainties, or assumptions, and therefore, management can make no representations or warranties as to the accuracy or reasonableness of such statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in applicable forward looking statements.

These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:

•	the costs and availability of raw materials, particularly resins;

•	increases in the costs of compliance with laws and regulations, including environmental laws and regulations;

•	the loss of any of our major customers, including the risk that our customers will purchase less of our products than we expect under requirements contracts;

•	unseasonable weather changes, particularly during the spring and summer months;

•	the ability to compete effectively regionally and nationally;

•	the ability to develop or adapt to new technologies;

•	our dependence on key management;

•	our ability to obtain additional financing or make payments on our debt;

•	our high degree of leverage and substantial indebtedness;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Any forward-looking statements made herein speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

iii

PROSPECTUS SUMMARY

This brief summary highlights selected information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, our company, and the notes, we encourage you to read this entire prospectus carefully, including the risk factors and the other documents referred to in this prospectus.

Our Company

General

We are a leading North American developer, manufacturer and marketer of rigid plastic containers for many of the largest branded consumer products and beverage companies in the world. In 2003, we sold containers to the dairy, water, juice & other beverage, household chemical & personal care, agricultural & industrial chemicals, food and automotive sectors. Our container product line ranges in size from two-ounce to six-gallon containers and consists of single and multi-layer containers made from a variety of plastic resins, including high-density polyethylene (“HDPE”), polycarbonate (“PC”), polypropylene (“PP”) and polyethylene terephthalate (“PET”).

We sell our containers to more than 2,100 customers located throughout North America. Our largest customers include many of the world’s leading branded consumer products and industrial companies. We service these customers through a sales organization consisting of approximately 50 people and believe we are the primary supplier for many of our top customers. We have long-term customer relationships with many blue-chip companies including: Dean Foods, DS Waters of America, Kroger, Nestle Waters North America, National Dairy Holdings, Procter & Gamble, Coca-Cola North America, Quaker Oats, Scotts and Colgate-Palmolive.

We serve our customers with a wide range of manufacturing capabilities and services through a nationwide network of 60 strategically located manufacturing facilities and an engineering and development center located in Atlanta, Georgia. In addition, we have four international manufacturing facilities in Canada, Mexico and Puerto Rico. Twenty-three of our manufacturing facilities are located on-site at customers’ plants. On-site facilities enable us to work more closely with our customers to facilitate just-in-time inventory management, eliminate costly shipping and handling charges, reduce working capital needs and foster the development of long-term manufacturing and distribution relationships. Our widely recognized research, development and engineering center is responsible for creating innovative product designs and determining process improvements, which are important in lowering the manufacturing costs of our containers. Additionally, our customers rely on our design and technical expertise because package design is a critical component in many of their marketing programs.

Our primary manufacturing technique consists of blowmolding. We are the third largest blowmolder in North America. Our blowmolding manufacturing platform covers a wide variety of plastic packaging applications and comprises three primary technologies: wheels, shuttles and reciprocating machines. Wheel technology is typically used in high volume applications and in instances where special features such as multiple layers, in-mold labeling or fluorination are required. Shuttles are primarily utilized as a lower capital alternative to wheels and are typically used in low to moderate volume applications. Reciprocating technology is typically used in simple, mono-layer applications that range from low to high volume. With this diverse technology platform, we are able to service our customers with a broad range of packaging applications in a cost-effective and capital-efficient manner.

The following is a summary of our seven primary product categories:

Product Category	Approximate % of 2003 Net Sales	Resin Types	Principal Products
Dairy	27%	HDPE, PET	• 1 gallon milk
			• Half gallon milk
			• Quart milk
			• Single-serve milk

Water	17%	HDPE, PC	• 1 and 2 1/2 gallon HDPE bottles
			• 3, 5 and 6 gallon PC bottles

Juice & Other Beverage	15%	HDPE, PET, PP	• 6 to 128 ounce fruit drinks & teas
			• Multi-layer 1 gallon fruit juice

Household Chemical & Personal Care	15%	HDPE, PET	• Liquid dishwashing soap
			• Household cleaners
			• Anti-bacterial wipes

Agricultural, Industrial & Other	11%	HDPE, PP	• Insect repellants
			• High strength cleaners
			• Home and garden chemicals

Food	9%	HDPE, PET, PP	• Condiments and snack foods

Automotive	6%	HDPE	• 1 quart/liter motor oil
			• 1 gallon anti-freeze
			• 1 gallon windshield washer fluid

Industry Overview

In a September 2002 industry study, The Freedonia Group estimated that the rigid plastic container segment of the total U.S. packaging industry would have sales of approximately $12.7 billion in 2003. The Freedonia Group also estimated that approximately 90.0 billion units of plastic bottles and jars would be shipped by U.S. manufacturers in 2003, implying a compound annual growth rate of approximately 7% from 45.7 billion units in 1993. The Freedonia Group further estimated that shipments of rigid plastic containers in the sectors in which we compete will increase by 2.8% annually to 20.7 billion units in 2008. Over the past several years, the plastic container business has benefited from the shift from containers made from glass, metal and paper products to containers made from plastic resins. Although many products that were previously packaged in glass, metal or paper containers, such as many food and beverage products, are now packaged in plastic containers, we believe that opportunities still exist for continued conversion of select products, such as half-gallon, quart and single-serve milk containers, chilled juice products, salsa, tomato-based products and coffees and creamers. We believe this trend is a result of several factors, including:

•	continuing consumer preference for plastic containers due to their lighter weight, shatter resistance, resealability and ease of opening and dispensing;

•	technological advancements and container product innovations, such as retortable technology, that have allowed packaging companies to convert to plastic containers; and

•	product line extensions by branded consumer products companies which use unique plastic containers to differentiate their products to consumers.

The U.S. rigid plastic container industry has undergone substantial consolidation over the past several years and we believe that companies with broad national manufacturing platforms will be the preferred suppliers to mid-sized and larger customers. The reasons favoring larger industry participants include:

•	economies of scale in manufacturing and purchasing;

•	the ability to serve multiple geographic markets;

•	the preference by end customers to reduce their number of suppliers;

•	the ability to meet customers’ rigid plastic packaging needs utilizing various resins;

•	the need to reduce the cost of transportation and handling; and

•	the increasing research, development, engineering and manufacturing sophistication required to develop and quickly commercialize high quality containers at competitive prices.

Competitive Strengths

We believe that the following factors contribute to our position as a leading North American developer, manufacturer and marketer of rigid plastic containers:

Leading Shares in Stable Markets. We are a leading North American supplier of containers to the dairy, water, juice & other beverage, household chemical & personal care, agricultural & industrial chemicals, food and automotive sectors. We are the only company with a nationwide network of plants that provide rigid plastic containers to the dairy market. In general, our customers operate in developed and stable businesses that we believe will enjoy moderate but steady near and longer-term growth. We attribute our leadership positions primarily to our broad and innovative product lines, well-established customer relationships, high levels of product quality, manufacturing capabilities, technological expertise and ability to offer value-added services, such as product design and manufacturability testing, logistics support, inventory management and warehousing.

Low-Cost Manufacturer. We believe that we have low manufacturing costs due to (i) economies of scale provided by our high production volume; (ii) significant leverage in resin purchasing based on our sizeable purchasing requirements; and (iii) reduced overhead costs resulting from the implementation of several company-wide operational and staff cost management initiatives. As a result of such operational initiatives, our first pass yield, which is a measure of manufacturing efficiency, on our multi-layer manufacturing lines has improved significantly from approximately 82% at the end of 2001 to approximately 92% at the beginning of 2004.

Significant On-Site Presence. We have 23 on-site manufacturing facilities at customer locations. On-site plants enable us to work more closely with customers at these plants, to: facilitate just-in-time inventory management, eliminate costly packing, shipping and handling charges, reduce working capital and foster the development of long-term customer relationships. Further, we generally have incremental capacity at our on-site facilities that permits us to service additional local customers and to reduce our overall manufacturing cost per pound of resin.

Focus on Quality and Safety. We have implemented several quality initiatives focused on root cause problem-solving that have resulted in significantly improved product quality and consistency. As a result of these efforts, our quality claims cost decreased by more than 75% from 2001 to 2003, and we have been able to significantly strengthen relationships with key customers. While these initiatives were initially a response to quality issues, we believe that our quality program has transitioned into a core strength as evidenced by requests from some of our customers to have us assist them in implementing our quality program into their operations.

Additionally, we have undertaken safety initiatives over the last two and one-half years that have significantly reduced our number of accidents. These initiatives have already resulted in financial improvements by reducing insurance premiums and workers’ compensation expense. We further expect our standby letters of credit for workers’ compensation reserves to decline over the next several years as a result of these efforts.

Flexible, Nationwide Manufacturing Network. Our national network of 60 manufacturing plants and more than 550 operating lines permits us to apply our broad range of manufacturing capabilities across a wide geographic area to provide our customers with products targeted to their specific needs. Our national manufacturing network:

•	provides us with an advantage in product applications where a large scale roll-out is required;

•	allows us to compete effectively for contracts that require low or high volume runs, multiple distribution points and varied product and resin types;

•	enhances our ability to make frequent, timely product deliveries to our customers, many of which have implemented just-in-time inventory management techniques;

•	allows us to respond quickly to our customers’ frequently changing needs for production capacity in new product and resin types and in new regions; and

•	enables us to minimize transportation costs.

Our sophisticated manufacturing capabilities are characterized by varied and flexible manufacturing technologies, as evidenced by our broad product offerings which range from single layer HDPE bottles for the dairy and water sectors to multiple layer containers manufactured primarily for consumer products companies exhibiting a high degree of design and engineering complexity.

Advanced Manufacturing, Design and Engineering Capabilities. We have long been widely recognized for our engineering and development center (E&DC). Our E&DC center recently relocated from Elk Grove, Illinois, to Atlanta, Georgia and its capabilities and staff were significantly upgraded. Our efforts in research and development have resulted in more than 100 patents for bottle design, bottle utility and functionality, as well as machinery and manufacturing methods. The efforts of this group have also been instrumental in improving performance at our plants, as was particularly evident during 2003, when plant level conversion and other direct manufacturing expenses declined by more than $16 million. This group has also been responsible for designing and bringing to market new products such as the first oxygen barrier-layer product designed to hold snack foods, an 8 oz. school milk bottle, polypropylene handleware, and other innovative package designs.

Proven and Committed Management Team. We have assembled a strong management team at both the corporate and operating level. In 2001, we initiated an effort to upgrade the talent level of our executive management team by recruiting Steve Macadam as our President and Chief Executive Officer. Prior to joining us, Steve served as Executive Vice President for Georgia-Pacific’s Containerboard and Packaging Division (more than $2 billion in sales), where he achieved significant improvements in operating and financial performance. Our senior management team, which has been in place since early 2002, has improved overall financial results by implementing programs to improve productivity, quality and safety, by efficiently and effectively redeploying assets and investing capital, all of which enhanced our competitive position within the industry. The senior management team has also focused significant energy on upgrading the talent level of our plant management, replacing more than 50 plant managers since late 2001. In 2003, our plant managers achieved year-over-year operating improvements in virtually all of our facilities.

Business Strategy

We will seek to increase our market shares, sales and cash flows through the continued implementation of the following strategies:

Increase Share in the Dairy, Water and Juice Markets. We intend to take advantage of our position as a leading manufacturer of plastic containers in the dairy and juice markets and continue capitalizing on the favorable industry dynamics, such as the trends of conversions from paper to plastic, the growing popularity of health-oriented beverages and more brand-oriented dairy packaging. We believe that we are well positioned to increase market share in the dairy and juice markets based on:

•	our position as the only blowmolder in the dairy market with a national presence and our ability to redeploy lines to meet our customers’ growth and expansion plans;

•	our unique product innovations for these markets as customers become more marketing driven, thereby competing for shelf space with other beverages;

•	our ability to service national accounts as a sole supplier; and

•	our position as one of the largest purchasers of HDPE blowmolding resin in North America.

Pursue a Portfolio of Capital-Efficient New Business Opportunities. In building our new business pipeline we will focus on opportunities that do not involve significant execution risk or large up-front capital outlays. We intend to diversify our project risk across a broader spectrum of smaller projects with new and existing customers, rather than pursuing a limited number of large, highly concentrated projects that require significant capital commitments, which were characteristic of the investment opportunities pursued by the Company several years ago. Although we will continue to actively pursue new product development and conversion opportunities, we believe focusing on product line extensions and package modifications with our existing customers will enable us to generate higher risk-adjusted returns on capital and improved operating margins.

Continue to Realize Cost Savings and Operating Efficiencies. Since the new management team entered their respective positions, they have implemented several company-wide initiatives at both the plant and staff levels that resulted in improved operational results and significant cost savings. It is our intention to continue to drive additional cost savings and operational efficiencies.

The cornerstone of the operational improvements is the implementation of the Company’s Manufacturing Excellence (ME) program that is focused on productivity, quality, safety, plant upkeep, and preventative maintenance and is an ongoing continuous improvement initiative of the Company. This program has resulted in cost savings at the plant level and improved our product quality, thereby resulting in stronger customer relationships and an improved probability of winning new business opportunities. We believe that we can further reduce costs at the plants through the continuation of our ME program and by:

•	redeploying assets throughout our nationwide manufacturing network to maximize capacity utilization and lower transportation costs for us and our customers;

•	continuing to leverage our resin purchasing based on our sizeable purchasing requirements;

•	improving safety to decrease insurance premiums and lost worker days;

•	continuing to prudently allocate repair and maintenance expenses at our plants to improve the operating efficiency of our equipment;

•	implementing further cost reduction programs with low-capital, labor saving investments; and

•	leveraging plant-level operations information systems which were installed in 2003 and 2004.

Outside of our plants, we have installed many new corporate-wide systems, processes, and procedures focused on making us more responsive and cost-efficient. Examples of some of these efficiency initiatives include our J.D. Edwards OneWorld Enterprise Requirements Planning system implementation, our resin price pass-through database and cost reduction efforts focused on headcount and other overhead. In 2003, our corporate selling, general and administrative expense was $4.6 million lower than the prior year. We further expect to realize substantial cost savings both at the corporate and plant levels by leveraging recently installed management information systems to more efficiently manage our operating data and operations.

Improve Manufacturing Flexibility and Leverage Existing Technical Capabilities. We intend to improve our manufacturing flexibility through the expansion of our existing shuttle technology network. When combined with our wheel technology platform, we believe that this expansion will allow us to switch multiple projects at a time from a “test market” stage to full-scale nationwide launch in as few as six weeks. These same manufacturing capabilities will also allow us to offer a broad range of packaging solutions for mid-tier and smaller regional consumer goods producers in a cost-efficient manner. Pursuing this strategy will also require less capital and allow us to redeploy equipment on a more efficient and cost-effective basis. Further, we believe that our investments in technology will continue to improve our ability to react quickly to customer marketing needs and thereby will contribute to continued margin improvement.

Pursue Middle Market Opportunities. We believe regional food, beverage and consumer products companies facing an increasingly competitive retail environment represent an underpenetrated and attractive growth segment for us. These companies are looking for ways to differentiate their product offerings and generally have been less aggressive than the national and global companies in terms of conversion to plastic and the use of packaging to differentiate their product offerings. We have had success in the middle market with such companies and believe that substantial opportunities exist to continue to build our business portfolio in this area.

Recent Financing Transactions

Concurrently with the offering of the old notes, we replaced our then existing senior credit facility with new senior credit facilities that included a $220.0 million term loan and a $45.0 million revolving credit facility (of which $10.0 million was drawn on the issue date of the old notes). In addition, Consolidated Container Holdings, our parent company, made a capital contribution of $45.0 million to Consolidated Container Company from the proceeds of its sale of Series B Convertible Preferred Units, which is described in “Certain Relationships and Related Transactions—Series B Convertible Preferred Units.” The proceeds from the term loan and the capital contribution, together with the proceeds from the offering of the old notes, were used to permanently repay our outstanding borrowings and deferred obligations under our then existing senior credit facility. We refer to these three transactions collectively as the Refinancing Transactions.

On July 1, 1999, we issued $185.0 million aggregate principal amount of 10 1/8% senior subordinated notes due 2009 in a transaction exempt from the registration requirements of the Securities Act. On March 17, 2000, we exchanged $185.0 million aggregate principal amount of registered 10 1/8% senior subordinated notes due 2009 for $185.0 million of the unregistered notes. On or about June 9, 2004, Vestar CCH Investors LLC, one of our “affiliates” within the meaning of Rule 144 under the Securities Act, transferred $3,250,000 aggregate principal amount of the registered 10 1/8% senior subordinated notes due 2009 to one or more persons who are not “affiliates” of us in a transaction exempt from the registration requirements of the Securities Act. These notes now constitute “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. We previously had entered into a registration rights agreement with Vestar CCH Investors LLC in which we agreed to register substantially similar notes to be exchanged for the notes transferred by Vestar CCH Investors LLC. We filed a registration statement to register the notes to be exchanged on September 3, 2004.

Our Profile

Our principal executive offices are located at 3101 Towercreek Parkway, Suite 300, Atlanta, Georgia, 30339, and our telephone number is (678) 742-4600. Our corporate website address is www.cccllc.com. Our website and anything contained in our website should not be considered a part of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents certain historical financial data for the years ended December 31, 2001, 2002 and 2003 and for the six month periods ended June 30, 2003 and 2004 of Consolidated Container Company LLC. The summary historical financial data for the three years ended December 31, 2001, 2002 and 2003 have been derived from our financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The summary historical financial data for the six month periods ended June 30, 2003 and 2004 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary financial data should be read in conjunction with the audited Consolidated Financial Statements of Consolidated Container Company LLC, the notes to the financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. All amounts presented are in thousands, except ratios.

	Year Ended			Six Months Ended
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	June 30, 2003	June 30, 2004
Income Statement Data:
Net sales	$783,420	$746,476	$739,774	$372,637	$375,721
Cost of sales	690,944	654,036	647,504	329,746	326,629

Gross profit	92,476	92,440	92,270	42,891	49,092
Selling, general and administrative expenses	48,780	50,978	46,364	24,682	23,006
Amortization expense	13,973	2,468	1,300	650	17
Stock based compensation expense	279	396	799	399	263
Restructuring charges(1)	3,499	83	—	—	—
Goodwill impairment	—	290,000	—	—	—
Contract dispute settlement and other(2)	6,626	—	—	—	—

Loss (gain) on disposal of assets	33	1,743	4,421	(354)	1,079

Operating income (loss)	19,286	(253,228)	39,386	17,514	24,727
Interest expense, net(3)	50,485	47,180	56,821	28,559	34,076

Loss before income taxes	(31,199)	(300,408)	(17,435)	(11,045)	(9,349)
Income tax expense	—	—	—	—	—

Net loss	$(31,199)	$(300,408)	$(17,435)	$(11,045)	$(9,349)

Other Financial and Operating Data:
Depreciation and amortization	$48,429	$38,260	$39,807	$20,787	$19,118
Cash interest paid(4)	48,633	42,334	42,793	21,024	31,607
Capital expenditures	44,059	33,176	30,899	12,407	19,822
Ratio of earnings to fixed charges(5)	—	—	—	—	—

As of June 30, 2004
Balance Sheet Data:
Cash and cash equivalents	$19,807
Total assets	683,276
Total debt	556,858
Total member’s deficit	(60,105)

(1)	Restructuring charges were recognized in connection with plans to consolidate certain manufacturing and administrative functions and facilities. The charges consisted of severance and other personnel-related costs, facility closing costs and remaining obligations under noncancelable operating leases. Restructuring credits were recognized when sub-leases were obtained on certain closed facilities.
(2)	Contract dispute settlements and other represents customer related one-time charges.
(3)	Represents interest expense, net of interest income.
(4)	Cash interest paid during the period excludes amortization of deferred financing fees.
(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; (iii) the portion of rental expense representative of the interest factor; and (iv) the amount of pre-tax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock. For the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, earnings were insufficient to cover fixed charges by $31.2 million, $300.4 million, $17.4 million, $11.0 million and $9.3 million, respectively.

The Exchange Offer

Background

On May 20, 2004, we issued $207 million aggregate principal amount at maturity of our old notes in a private offering. In connection with this private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General	We are offering to exchange $1,000 principal amount of our new notes for each $1,000 principal amount of our old notes.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes are registered under the Securities Act and are generally not subject to transfer restrictions or registration rights.

Old notes may be exchanged only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. New notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Subject to the terms of this exchange offer, we will exchange new notes for all of the old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, as soon as practicable after the expiration of this exchange offer.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on October 11, 2004, unless we extend it. We do not currently intend to extend the expiration date.

Withdrawal of Tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Taxation	The exchange of old notes for new notes in this exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, which we may assert or waive. See “This Exchange Offer—Conditions to this Exchange Offer; Waivers.”

Procedures for Tendering

If you wish to accept this exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct this custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, or DTC, must tender old notes through DTC’s Automated Tender Offer Program, or ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

By tendering your old notes in either of these manners, you will represent and agree with us that:

•	you are acquiring the new notes in the ordinary course of your business for investment purposes;

•	you are not engaged in, and do not intend to engage in, the distribution of the new notes (within the meaning of the Securities Act);

•	you have no arrangement or understanding with anyone to participate in a distribution of the new notes; and

•	you are not an affiliate of Consolidated Container Company within the meaning of Rule 405 under the Securities Act.

See “This Exchange Offer—Effect of Surrendering Old Notes”

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of these new notes.

Resale of New Notes

We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus, if you can make the representations that appear under “This Exchange Offer—Effect of Surrendering Old Notes.” Our belief is based on interpretations expressed in SEC no-action letters to other issuers in exchange offers like ours.

We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note issued to you in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act. A broker-dealer can only resell or transfer new notes if it delivers a prospectus in connection with the resale or transfer.

Consequences of Failure to Exchange	For a description of the consequences of a failure to exchange the old notes, see “Risk Factors.”

Use of Proceeds	We will not receive any proceeds from the exchange of notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are on page 67 of this prospectus.

The New Notes

The brief summary below describes the principal terms of the new notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuers	Consolidated Container Company LLC and Consolidated Container Capital, Inc.

Securities Offered	$207,000,000 aggregate principal amount at maturity of 10 3/4% Senior Secured Discount Notes due 2009.

Maturity	The new notes will mature on June 15, 2009.

Interest Rate and Payment Dates

Unless we elect to accrue and pay cash interest as described below, the interest on the new notes will accrete from the issue date of the new notes until June 15, 2007 at a rate of 10 3/4% per annum, compounded semiannually on June 15 and December 15 of each year, commencing June 15, 2004, to an aggregate principal amount of $1,000 per note at June 15, 2007. Assuming no redemptions, repayments or payment of cash interest prior to June 15, 2007, the new notes will accrete to $207,000,000 in aggregate principal amount at June 15, 2007. We will be required to accrue and pay cash interest on the new notes for all periods after June 15, 2007 at a rate of 10 3/4% per annum, with cash interest payments in arrears commencing on December 15, 2007.

At our option, we may irrevocably elect to commence accruing cash interest before June 15, 2007. If we do elect to begin accruing and paying cash interest, we must make that election on or before the interest payment date preceding the first cash interest payment. For example, if we elect to start accruing cash interest on a June 15, cash interest will accrue from that date and the first payment of cash interest will begin on the following December 15. Once we elect to begin accruing and paying cash interest, (i) we will be obligated to pay cash interest on all subsequent interest payment dates, (ii) the new notes will cease to accrete in principal amount and (iii) the outstanding principal amount at maturity will be equal to the accreted value of the new notes as of the date on which the notes commence accruing cash interest.

Ranking

The new notes will be our senior obligations, secured on a second-priority lien basis, and will rank equally with our existing and future senior obligations and rank senior to all of our existing and future subordinated indebtedness. The guarantees of the new notes will rank equally with existing and future senior obligations of the guarantors, including each guarantor’s guarantee of indebtedness under our new senior credit facilities, and senior to all of such guarantors’ subordinated indebtedness.

As of May 20, 2004, after giving effect to the Refinancing Transactions, and the use of proceeds therefrom, the aggregate amount of senior priority lien indebtedness of us and the guarantors outstanding under our new senior credit facilities was $220 million. After accounting for the $10.0 million of indebtedness outstanding under our new revolver and approximately $13.6 million of issued letters of credit under our new senior credit facilities, we and the guarantors are able to incur up to approximately $21.4 million of additional senior priority lien indebtedness thereunder. We or any guarantor may incur additional senior priority lien indebtedness subject to certain specified conditions. See “Description of the Notes—Covenants—Additional Indebtedness and Preferred Stock.”

Security

The new notes and the guarantees will be secured by a second-priority lien on all of the assets that secure our new senior credit facilities on a first-priority basis; provided that such assets do not include assets located or held outside the United States, assets of our foreign subsidiaries, any capital stock, notes, instruments, other equity interests and other securities owned or held by us, and certain other excluded collateral as provided in the indenture that will govern the notes.

The proceeds of any collateral will be used first to repay all outstanding senior credit facilities and other permitted first-lien obligations until such facilities and obligations are paid in full. Any remaining proceeds will be used to repay outstanding notes.

Guarantees

Our domestic subsidiaries will jointly, severally and unconditionally guarantee the new notes. The new notes will be guaranteed on a senior secured second lien basis. Our parent company and our foreign subsidiaries will not guarantee the new notes. If we create or acquire a new domestic subsidiary, then that subsidiary will guarantee the new notes, on a senior secured second lien basis, unless we designate the subsidiary as an “Unrestricted Subsidiary” under the indenture governing the new notes.

Optional Redemption

We can redeem the new notes on or after June 15, 2007. Thereafter we may redeem some or all of the new notes at the redemption prices listed in the “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest.

Optional Redemption After Equity Offerings	At any time (which may be more than once) prior to June 15, 2007, we can choose to redeem up to 35% of the outstanding new notes with money that we raise in one or more equity offerings, as long as:

•	we pay 110.75% of the accreted value of the new notes, plus interest;

•	we redeem the new notes within 90 days of completing the public equity offering; and

•	at least 65% of the aggregate principal amount at maturity of new notes issued remains outstanding after the redemption of the notes.

Change of Control Offer	If a change in control occurs, we must give holders of the new notes the opportunity to sell us their notes at 101% of their accreted value, plus accrued and unpaid interest.

We might not be able to pay you the required price for new notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our other indebtedness may prevent us from paying you these amounts.

Asset Sale Proceeds

Subject to customary exceptions, if we or our subsidiaries sell assets, we generally must either invest the net cash proceeds from those sales in our business within a period of time, prepay debt secured by senior priority liens under our new senior credit facilities or make an offer to purchase a principal amount of the notes equal to the excess net proceeds. The purchase price of the notes will be 100% of their accreted value, plus accrued and unpaid interest.

Original Issue Discount

The new notes are being offered with original issue discount for U.S. federal income tax purposes. Thus, although cash interest is not required to be paid on the notes prior to December 15, 2007, interest will accrue from the issue date of the notes based on the yield to maturity of the new notes and will be included as interest income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Summary of Certain United States Federal Tax Considerations.”

Certain Indenture Provisions	The indenture governing the new notes contains covenants limiting our and most or all of our subsidiaries’ ability to:

•	incur additional debt or issue preferred equity;

•	pay dividends or make distributions on our equity interests or repurchase our equity interests;

•	repurchase subordinated indebtedness;

•	make certain investments;

•	create liens on our assets to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	sell, lease or otherwise dispose of all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions.

Risk Factors	You should evaluate the specific factors set forth under “Risk Factors” before tendering your old notes for exchange into new notes.

RISK FACTORS

Before you tender your old notes, you should be aware that there are various risks involved in an investment in the notes, including those we describe below. You should consider carefully these risk factors together with all of the other information included or referred to in this prospectus before you decide to tender your old notes in this exchange offer.

Risks Related to the Notes and the Exchange Offer

If you fail to exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under “This Exchange Offer—Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after the completion of this exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the old notes not exchanged. Following this exchange offer, if you did not tender your old notes, you generally will not have any further registration rights, except in limited circumstances, and the old notes will continue to be subject to transfer restrictions.

Our substantial indebtedness could adversely affect our cash flow and our ability to fulfill our obligations under the notes.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of the notes and our other indebtedness. We may also borrow additional debt under our new senior credit facility, increasing the risks discussed below. Our substantial leverage could have significant consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the amount of our cash flow available for other purposes, including capital expenditures and other general corporate purposes;

•	requiring us to sell debt securities or to sell some of our core assets, possibly on unfavorable terms;

•	restricting us from making strategic acquisitions, introducing new products or exploiting business opportunities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	placing us at a possible competitive disadvantage compared to our competitors that have less debt.

We have substantial leverage, which may affect our ability to use funds for other purposes.

We have a substantial amount of outstanding indebtedness. A substantial portion of our cash flow will be dedicated to the payment of principal and interest on our indebtedness, which will reduce the funds available to us for other purposes, including capital expenditures. We also will carry a higher degree of leverage than many of our competitors, which could place us at a disadvantage to some of our competitors in certain circumstances. If we were to experience poor financial and operational results, the combination of the poor performance and our substantial leverage might create difficulties in complying with the covenants contained in our new senior credit facility and indenture. The failure to comply with such covenants could result in an event of default under these agreements, thereby permitting an acceleration of such indebtedness as well as indebtedness under other instruments that contain cross-default or cross-acceleration provisions.

To service our indebtedness, make capital expenditures and fund our operations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate and have excess cash in the future, which is dependent on various factors. These factors include the price and availability of raw materials such as resins, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. For more information on our indebtedness, see “Description of the Notes” and “Description of Certain Indebtedness.”

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under our new senior credit facility or otherwise in amounts sufficient to enable us to pay the notes or our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility and the notes, on commercially reasonable terms or at all.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture and our credit facilities limit but do not fully prohibit our subsidiaries or us from incurring additional indebtedness. In addition, we could incur significant additional indebtedness under our credit facilities, which our domestic subsidiaries guarantee. If new debt is added to our and our domestic subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Capitalization,” “Description of Certain Indebtedness—New Senior Secured Credit Facility,” “Selected Consolidated Financial Data” and “Description of the Notes.”

Although the notes are referred to as “senior secured discount notes,” there may not be sufficient collateral to pay any of the notes.

The collateral that will secure the notes also will secure our indebtedness under our new senior credit facility. The commitment amounts under our new senior credit facility could be increased in the future. Your rights to the collateral would be diluted by any increase in the indebtedness secured by this collateral.

Furthermore, indebtedness under our new senior credit facility and certain other indebtedness will be secured by a first lien on substantially all of our personalty assets and some of our real property assets. The notes are secured by a second lien on substantially all of our personalty assets and some of our real property assets. As a result of this structure, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any of our domestic subsidiary guarantors, the assets that are pledged for the benefit of the other indebtedness on a first lien basis must be used to pay such indebtedness in full before making any payments on the notes. In addition, to the extent that any other indebtedness has a second lien in the collateral, the value of the assets comprising the collateral will have to be shared on a pari passu basis with such other indebtedness in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any of our domestic subsidiary guarantors.

Restrictive covenants in the notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indentures governing our outstanding indebtedness, the notes and our new senior credit facility contain, restrictive covenants that limit our ability to:

•	incur additional debt or issue preferred equity;

•	pay dividends or make distributions on our equity interests or repurchase our equity interests;

•	repurchase subordinated indebtedness;

•	issue stock of subsidiaries;

•	make certain investments;

•	create liens on our assets to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company;

•	sell, lease or otherwise dispose of all or substantially all of our assets; and

•	make capital expenditures above specified levels.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. In addition, our other indebtedness and our new senior credit facility contain, other and more restrictive covenants that prohibit us from prepaying our other indebtedness, including the notes. Our new senior credit facility requires us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants, ratios or restrictions could result in an event of default under our new senior credit facility and any of our other indebtedness that may be cross-defaulted to such indebtedness, including the notes. Upon the occurrence of an event of default under our new senior credit facility or such other indebtedness, the lenders or holders of such indebtedness could elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If these lenders accelerate the payment of that indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and any other debt, including the notes. See “Description of Certain Indebtedness” and “Description of the Notes—Covenants.”

The interests of our controlling equity holders, Vestar Capital Partners III, L.P. and Dean Foods Company, may conflict with yours as holders of the notes.

The interests of Vestar Capital Partners III, L.P. and Dean Foods Company, the ultimate controlling equity holders of Consolidated Container Holdings LLC, our parent company, may conflict with yours as a holder of outstanding notes. For example, Vestar Capital Partners III and Dean Foods, as equity holders, may have an incentive to increase the value of their equity investment or cause us to distribute funds at the expense of our financial risk and our ability to make payments on the outstanding notes. Each of Vestar Capital Partners III, through affiliates which it controls, and Dean Foods, through its indirect ownership, is able to veto most major decisions regarding our management and operations. In addition, Vestar Capital Partners III, through affiliates which it controls, will have the sole power to elect a majority of the management committee and appoint new officers and management and, therefore, will effectively control many other major decisions regarding our operations. We cannot assure you that the interests of either Vestar Capital Partners III or Dean Foods will not conflict with your interests as a holder of the outstanding notes. For more information regarding Vestar Capital Partners III, Dean Foods and related matters, see “Certain Relationships and Related Transactions.”

The ability of the trustee to foreclose on the collateral may be limited.

Bankruptcy law could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy proceeding is commenced by or against us before the trustee repossesses and disposes of the collateral. Under bankruptcy law, secured creditors such as the holders of the notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

In addition, the trustee may need to evaluate the impact of the potential liabilities before determining to foreclose on the secured property because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the trustee may decline to foreclose on the collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the notes. Finally, the trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral.

Future liquidity and cash flow difficulties could prevent us from repaying the notes when due or repurchasing the notes when we are required to do so.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding principal amount of the notes will become due and payable. In addition, if a change of control occurs, holders of the notes may require us to repurchase all or a portion of their notes at a purchase price in cash equal to 101% of the principal amount. We may not have sufficient funds or may be unable to arrange for additional financing to pay these amounts when they become due.

Further, our ability to repurchase the notes upon a change of control will be limited by the terms of the new senior credit facility and may be limited by the terms of other indebtedness. Upon a change of control, we may be required to immediately repay the outstanding principal, any accrued interest and any other amounts owed by us under the terms of the new senior credit facility and such other indebtedness. We cannot assure you that we would be able to repay such indebtedness or obtain necessary consents under such indebtedness to repurchase the notes. Our failure to repurchase tendered notes at a time when repurchase is required by the indenture would constitute a default under the terms of the notes and may constitute an event of default under our other indebtedness. See “Description of the Notes—Change of Control,” “Description of the Notes—Covenants” and “Description of Certain Indebtedness.”

In addition, the change of control provision contained in the indenture governing the notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, restructuring, merger or similar transaction involving us. These transactions may not involve a change in voting power or beneficial ownership, or, even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger these provisions. Except as described under “Description of the Notes—Change of Control,” the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Fraudulent transfer statutes may limit your rights to receive payment on the notes and subsidiary guarantees.

Under federal and state fraudulent transfer laws, the obligations made under the notes and subsidiary guarantees could be avoided or made further subordinate to obligations related to our other debt or the other debt of subsidiary guarantors. The borrowing or issuing of debt by us or the issuing of subsidiary guarantees by the guarantors may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is begun by our unpaid creditors. Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	avoid all or a portion of the obligations under the notes or any subsidiary guarantee;

•	subordinate the obligations under the notes or any subsidiary guarantee to our or our subsidiaries’ other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes or any subsidiary guarantee; and

•	take other action detrimental to you, including, in some circumstances, invalidating the notes or any subsidiary guarantee.

If a court were to take any of these actions, we cannot assure you that the interest on or principal of the notes would ever be paid.

In order to take any of those actions, under federal and state fraudulent transfer laws, courts will typically need to find that, at the time we or a subsidiary guarantor incurred indebtedness evidenced by the notes or a subsidiary guarantee, we or such subsidiary guarantor:

•	issued the notes or such subsidiary guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	we or a subsidiary guarantor received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes or such subsidiary guarantee and we or a subsidiary guarantor:

•	were insolvent or were rendered insolvent by reason of the issuance of the notes or such subsidiary guarantee;

•	were engaged, or about to engage, in a business or transaction for which our assets or the assets of such subsidiary guarantor were unreasonably small; or

•	intended to incur, or believed, or should have believed, that debts beyond our or such subsidiary guarantor’s ability to pay as such debts mature would be incurred.

Different jurisdictions define “insolvency” differently. However, we or a subsidiary guarantor generally would be considered insolvent at the time we or it incurred the indebtedness constituting the notes or any subsidiary guarantee if (1) the fair market value or fair saleable value of our assets or the assets of such subsidiary guarantor is less than the amount required to pay our or its total existing debts and liabilities, including the probable liability related to contingent liabilities, as they become absolute or mature or (2) we or such subsidiary guarantor were incurring debts beyond our or its ability to pay as those debts mature. There can be no assurance as to what standard a court would apply in order to determine whether we or such subsidiary guarantor were “insolvent” as of the date the notes or such subsidiary guarantee were issued. There can be no assurance that, regardless of the method of valuation, a court would not determine that we or such subsidiary guarantor were insolvent on that date, or that a court would not determine, regardless of whether we or such subsidiary guarantor were insolvent on the date the notes or such subsidiary guarantee were issued, that payments under the notes or such subsidiary guarantee constituted fraudulent transfers on another ground.

An active trading market may not develop for the notes, and you may not be able to resell the notes.

Prior to the offering of the old notes, there was no public market for the notes. We have been informed by the initial purchaser that assisted us in issuing the old notes that it intends to make a market in the notes. However, the initial purchaser may cease its market making at any time. In addition, the liquidity of the trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for high-yield securities and by changes in our financial performance or in the prospects for companies in our industry generally. Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of new notes that would be issued and outstanding after we complete this exchange offer could adversely affect the development or viability of a market for the new notes. As a result, we cannot assure you that an active trading market will develop for the new notes.

You may not be able to resell the new notes without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements.

We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus, if you can make the representations that appear under “This Exchange Offer—Effect of Surrendering Old Notes.” Our belief is based on interpretations expressed in SEC no-action letters to other issuers in exchange offers like ours. However, we cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note issued to you in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

You may be impacted by original issue discount.

The notes will be considered to be issued with original issue discount for U.S. federal income tax purposes. Accordingly, certain holders of the notes will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of cash payments to which the income is attributable. See “Summary of Certain United States Federal Tax Considerations.”

Risks Related to Our Business

Fluctuations in raw material prices and raw material availability may affect our results.

We face the risk that our access to some raw materials may be interrupted or that we may not be able to purchase these raw materials at prices that are acceptable to us. We use large quantities of high density polyethylene, polycarbonate, polypropylene and polyethylene terephthalate resins in manufacturing our products. In general, we do not have long-term supply contracts with our suppliers and our purchases of raw materials are subject to market prices. Although generally we are able to pass changes in the prices of raw materials through to our customers over a period of time, we may not always be able to do so or there may be a lag between the time our costs increase and the time we pass those costs through to our customers. We cannot assure you that we will be able to pass through any future raw material price increases in a timely manner. Any limitation on our ability to pass through price increases on a timely basis could negatively affect our results of operations. See “Business—Raw Materials.”

We depend on several large customers, the loss of which could have a material adverse effect on us. In addition, because many of our customers’ contracts are requirements contracts, we face the risk that they will purchase less than we anticipated.

For the year ended December 31, 2003, our largest customer accounted for approximately 16% of our container sales, and our ten largest customers accounted for approximately 51% of such sales. The termination of any of our top customer relationships or significant declines in demand for their products could have a material adverse affect on our business. Furthermore, most of our contracts with large customers are requirements-based contracts that do not obligate the customer to purchase fixed amounts of product from us. As a result, despite the existence of contracts with several key customers, we generally face the risk that the customers will not purchase expected amounts of the products covered under contracts. Additionally, customer contracts come up for renewal on a regular basis in the ordinary course of business and we cannot guarantee that we will be able to successfully renew these contracts as they expire. See “Business—Customers.”

We face considerable competitive risk.

We face substantial competition throughout our product lines from a number of well-established businesses operating nationally and from firms operating regionally. Several of these competitors are larger and/or have greater financial resources than we do. Our primary national competitors include Constar International, Graham Packaging, Liquid Container, Owens-Illinois, Plastipak Packaging, Ring Technologies and Silgan Holdings. In addition, we face substantial competition from a number of companies with significant in-house bottling and blowmolding capacity, such as Nestle Waters North America, Kroger and Dean Foods. We cannot assure you that we will be able to compete effectively or that our competition will not cause our revenues or profitability to decrease. See “Business—Competition.”

We operate under a variety of safety and environmental laws and regulations, and are subject to national, state, provincial, international and/or local laws and regulations.

We are subject to a broad range of national, state, provincial, international and local environmental laws and safety regulations, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. Compliance with these laws and regulations can require significant capital expenditures and operating expenses. These laws and regulations can be complex and may change often, making it difficult to maintain compliance, and violations of these laws and regulations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), also known as “Superfund” in the United States, impose strict, and in some cases, joint and several, liability on specified parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, contamination at properties that we formerly owned or operated, as well as contamination at properties that we currently own or operate or to properties to which we sent hazardous substances, may result in our liability under environmental laws. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability arising from the costs of complying with environmental laws or claims concerning non-compliance, or liability from contamination.

In addition, a number of governmental authorities both in the United States and abroad have considered or are expected to consider legislation aimed at reducing the amount of plastic wastes disposed. Proposed legislation has included mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing levels of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise negatively impact our business. See “Business—Environmental, Health and Safety Matters.”

Our business is seasonal and cool spring and summer weather may result in lower sales.

Unseasonably cool or wet weather during the spring or summer could reduce our net sales and profitability. A significant portion of our revenue is attributable to the sale of beverage containers. Accordingly, our financial results are typically stronger in the second and third quarters of the year when there is higher consumption of beverages. Unseasonably cool or wet summer weather has in the past resulted in a decrease in consumption in bottled water and other beverages, thereby reducing our container sales to beverage makers. See “Business—Seasonality.”

Rapid changes in available technologies could render our products and services obsolete.

Significant technology advances could render our existing technology or our products obsolete. The markets in which we operate are characterized by technological change, frequent new product and service introductions and evolving industry standards. We attribute much of our sales to our existing technology, and our ability to compete may dissipate if our technology becomes obsolete. If we are unsuccessful in responding to these developments or do not respond in a cost-effective manner, our sales and profitability may decline. To be successful, we must adapt to changing markets by continually improving our products and services and by developing new products and services to meet the demand of our customers.

Our business is exposed to products liability risk and negative publicity of our customers.

Our business entails products liability risk. Currently, we maintain approximately $52 million of insurance for products liability claims, but the amount and scope of our insurance may not be adequate to cover a products liability claim that is successfully asserted against us. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available to us on commercially reasonable terms or at all. Accordingly, we cannot assure you that we have, or will continue to have, adequate insurance coverage against possible products liability claims against us. In addition, our customers are exposed to products liability risk and possible negative publicity concerning their products for which they use our containers, which could cause us to lose those customers as well as future customers.

We are dependent on several key senior managers, the loss of whom could have a material effect on our business and development.

We have several key personnel, the loss of whom could have a material adverse effect on our business. The loss of the services provided by Stephen E. Macadam, our President and Chief Executive Officer, among others, could interrupt our business before we are able to find a suitably qualified and experienced replacement.

Employee slowdowns, strikes and similar actions could have a material adverse effect on our business and operations.

At December 31, 2003, we employed approximately 4,000 people. Approximately 1,000 of these employees were hourly workers covered by collective bargaining agreements, which expire between March 1, 2005 and October 31, 2006. In addition, the transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by union members is critical to our business. A prolonged labor dispute, slowdown, strike or similar action could have a material adverse effect on our business and results of operations. See “Business—Employees.”

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. The issuance of the new notes under this exchange offer will not result in any increase in our outstanding debt.

The net proceeds to us from the sale of the old notes on May 20, 2004 were approximately $145.9 million, net of fees. We used all of these net proceeds, together with the proceeds from the other Refinancing Transactions, to repay loans outstanding under our then existing senior credit facility. Indebtedness outstanding under our then existing senior credit facility included:

•	Approximately $12.0 million outstanding under our revolver. This indebtedness bore interest at a weighted-average interest rate of 6.0% as of May 20, 2004.

•	Approximately $93.4 million outstanding under our Tranche A term loan. This loan bore a weighted-average interest rate of 5.0% as of May 20, 2004.

•	Approximately $225.3 million outstanding under our Tranche B term loan. This loan bore a weighted-average interest rate of 5.4% as of May 20, 2004.

•	Approximately $35.0 million outstanding under our Tranche C term loan. This loan bore a weighted-average interest rate of 4.4% as of May 20, 2004.

•	Approximately $32.1 million outstanding under our Tranche 2 converted term loan. This loan bore a weighted-average interest rate of 5.0% as of May 20, 2004.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2004. You should read the following table in conjunction with our historical consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and other financial information included elsewhere in this prospectus. See also “Use of Proceeds” and “Description of Certain Indebtedness.”

As of June 30, 2004
(in thousands)
Cash and cash equivalents	$19,807

Debt, including current maturities:
Senior Secured Credit Facility:
Revolver(1)	$—
Term Loan	220,000
Capital Lease Obligations	—
10 3/4% Senior Secured Discount Notes due 2009	151,858
10 1/8% Senior Subordinated Notes	185,000

Total debt	556,858

Member’s deficit:
Member’s deficit	(31,923)
Foreign currency translation adjustment	(495)
Minimum pension liability adjustment	(27,687)

Total member’s deficit	(60,105)

Total capitalization	$496,753

(1)	We have a total borrowing capacity of up to $45.0 million under our new revolver. As of June 30, 2004, we had no indebtedness outstanding under our new revolver, approximately $13.6 million of outstanding letters of credit and approximately $31.4 million available for borrowing under our new revolver.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data as of and for each of the five fiscal years in the period ended December 31, 2003 and as of and for the six month period ended June 30, 2003 and as of and for the six month period ended June 30, 2004. The selected consolidated financial data as of and for the five fiscal years ended December 31, 2003 were derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected consolidated financial data as of and for the six month period ended June 30, 2003 and as of and for the six month period ended June 30, 2004 were derived from our unaudited consolidated financial statements which, with exception of the balance sheet for the period ended June 30, 2003, are included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, fairly present our financial condition and results of operations for such periods. The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization” and our consolidated financial statements and related notes included elsewhere in this prospectus. All amounts presented are in millions, except ratios.

	Predecessor	Successor
	Period from January 1, 1999 through July 1, 1999	Period from July 2, 1999 through December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
Income Statement Data:
Net sales	$85.4	$388.7	$754.7	$783.4	$746.5	$739.8	$372.6	$375.7
Cost of goods sold	67.4	315.2	627.0	690.9	654.1	647.5	329.7	326.6

Gross profit	18.0	73.5	127.7	92.5	92.4	92.3	42.9	49.1
Selling, general and administrative expenses	9.0	37.2	50.1	63.1	53.8	48.5	25.7	23.2
Restructuring charges (credits)(1)	—	8.8	(4.0)	3.5	0.1	—	—	—
Goodwill impairment	—	—	—	—	290.0	—	—	—
Contract dispute settlement and other(2)	—	—	—	6.6	—	—	—	—
(Gain) loss on disposal of assets	—	(0.2)	—	—	1.7	4.4	(0.4)	1.1

Operating income (loss)	9.0	27.7	81.6	19.3	(253.2)	39.4	17.6	24.8
Other income	0.5	—	—	—	—	—	—	—
Interest expense, net(3)	4.5	27.0	58.6	50.5	47.2	56.8	28.6	34.1

Income (loss) before income taxes	5.0	0.7	23.0	(31.2)	(300.4)	(17.4)	(11.0)	(9.3)
Income tax expense	2.9	—	—	—	—	—	—	—
Minority interest in subsidiaries	(0.3)	(0.2)	(0.2)	—	—	—	—	—

Income (loss) before extraordinary item	2.4	0.9	23.2	(31.2)	(300.4)	(17.4)	(11.0)	(9.3)
Extraordinary item	(1.2)	—	—	—	—	—	—	—

Net income (loss)	$1.2	$0.9	$23.2	$(31.2)	$(300.4)	$(17.4)	$(11.0)	$(9.3)

Other Data:
Net cash from operating activities	—	$27.4	$69.2	$43.2	$38.2	$14.1	$6.2	$19.6
Net cash from investing activities	$(5.0)	(15.5)	(60.8)	(15.8)	(34.1)	(28.7)	(11.6)	(18.3)
Net cash from financing activities	4.4	(15.8)	(0.5)	(35.2)	19.2	21.8	(2.1)	(13.1)
Depreciation and amortization	7.2	25.8	47.8	48.4	38.3	39.8	20.8	19.1
Capital expenditures	5.1	24.9	68.2	44.1	33.2	30.9	12.4	19.8
Cash paid during the period for interest(4)	4.5	13.6	55.2	48.6	42.3	42.8	21.0	31.6

	Predecessor	Successor
	Period from January 1, 1999 through July 1, 1999	Period from July 2, 1999 through December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004

Balance Sheet Data (at end of period):
Cash and cash equivalents	$4.9	$1.1	$9.0	$1.2	$24.4	$31.6	$16.9	$19.8
Working capital	24.0	12.4	(14.6)	(34.4)	(59.5)	24.8	26.9	44.7
Total assets	984.0	990.1	1,001.6	965.0	691.5	697.1	693.5	683.3
Total debt	603.9	587.6	588.5	554.0	577.0	602.4	578.5	556.9
Total member’s equity (deficit)	256.0	256.8	278.4	234.0	(83.6)	(95.4)	(93.0)	(60.1)

Other Financial and Operating Data:
Ratio of earnings to fixed charges(5)	1.9	1.0	1.3	—	—	—	—	—

(1)	Restructuring charges were recognized in connection with plans to consolidate certain manufacturing and administrative functions and facilities. The charges consisted of severance and other personnel-related costs, facility closing costs and remaining obligations under noncancelable operating leases. Restructuring credits were recognized when sub-leases were obtained on certain closed facilities.
(2)	Contract dispute settlements and other represents customer related one-time charges.
(3)	Represents interest expense, net of interest income.
(4)	Cash paid during the period for interest excludes amortization of deferred financing fees.
(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; (iii) the portion of rental expense representative of the interest factor; and (iv) the amount of pre-tax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock. For the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, earnings were insufficient to cover fixed charges by $31.2 million, $300.4 million, $17.4 million, $11.0 million and $9.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

We are a leading North American developer, manufacturer, and marketer of rigid plastic containers for many of the largest branded consumer products and beverage companies in the world. We serve our customers with a wide range of manufacturing capabilities and services through a domestic, nationwide network of 60 strategically located manufacturing facilities and a research, development and engineering center located in Atlanta, Georgia. In addition, we have four international manufacturing facilities in Canada, Mexico and Puerto Rico. In 2003, we sold containers to the dairy, water, juice and other beverage, household chemical & personal care, agricultural & industrial chemical, food and automotive sectors. Our container product line ranges in size from two-ounce to six-gallon containers and consists of single and multi-layer plastic containers made from a variety of plastic resins, including HDPE, PC, PP, and PET.

We believe that the following factors are critical to our success:

•	offsetting competitive price and volume declines over time through continuing cost reductions and effective sales and marketing;

•	improving relationships with and flawlessly executing on the demands of our customers; and

•	prudently investing our capital to meet our customer demands and achieve the above goals of realizing cost reductions and exceeding customer expectations.

Although we convert primarily HDPE as our principal raw material, and HDPE has exhibited a high degree of price volatility, in general, this has not affected our overall results. Our operating profit is typically not significantly impacted because, generally speaking, industry practices and many of our agreements with our customers permit us to pass-through substantially all changes in HDPE (and other resin) prices to our customers. We would note, however, that we cannot guarantee that we will always have the ability to pass through such increases, especially if our customers were unable to pass such increased costs on to their end-customers.

We do not pay U.S. federal income taxes under the provisions of the Internal Revenue Code, as respective shares of the applicable income or loss based on ownership are included in the tax returns of our owners. We may make tax distributions to our owners to reimburse them for such tax obligations, if any, as they arise.

Results of Operations

Six months ended June 30, 2004, compared to six months ended June 30, 2003

Net Sales. Net sales for the first half of 2004 were $375.7 million, an increase of $3.1 million or 0.8%, compared to $372.6 million for the same period of 2003. Excluding the impact on sales revenue of higher HDPE prices during the first six months of this year, sales would have been approximately $365.7 million, a decrease of $6.9 million from the same period of time during 2003. This decrease was primarily attributable to the closure of one facility, the sale of two other facilities, as well as weaker volumes at a few large customers.

Gross Profit. Gross profit for the first half of 2004 was $49.1 million, an increase of $6.2 million or 14.5%, compared to $42.9 million for the first half of 2003. The increase in gross profit was driven primarily by lower direct labor costs of $2.1 million and lower lease and insurance expenses of $2.4 million.

Selling, General, and Administrative Expense. Our selling, general and administrative expense includes non-production related costs, including salaries, benefits, travel, rent, etc. for our corporate functions (such as executive management, sales, procurement, finance, accounting, human resources, etc.). For the first half of 2004, selling, general and administrative expense was $23.0 million, a decrease of $1.7 million or 6.8%, compared to $24.7 million for the same period of 2003. This change resulted from approximately $2.9 million of savings primarily generated by our cost management initiatives implemented in the second half of 2003 impacting areas such as salary and benefits, third-party contractor fees, travel, lease expense and various other expenses. These improvements were partially offset by an increase in incentive compensation expense of $1.2 million, reflecting our improved operating and financial results.

Amortization Expense. Amortization expense primarily includes the amortization of acquired contracts and non-compete agreements. For the first half of 2004, amortization expense decreased by $0.6 million or 97.4%, compared to the same period in 2003. The change was primarily attributable to the completion of our amortization of the supply agreement related to our purchase of Reid Mexico, S.A. de C.V. at the end of 2003.

(Loss) Gain on Disposal of Assets. Loss on disposal of assets for the first half of 2004 was $1.1 million compared to a gain of $0.4 million for the same period of 2003. The change was due to the closing of two plants and the disposal of obsolete equipment during the first half of 2004.

Operating Income. Operating income for the first half of 2004 was $24.7 million, an increase of $7.2 million, or 41.2%, compared to $17.5 million for the same period of 2003. The majority of the increase in operating income was due to higher gross profit and improvements in SG&A and amortization, partially offset by the loss on the disposal of assets, all of which are discussed in more detail above.

Interest Expense. Interest expense primarily includes interest as set forth in the terms of our senior credit facility, senior secured discount notes and senior subordinated notes and the amortization of deferred financing fees. For the first half of 2004, interest expense was $34.1 million, an increase of $5.5 million or 19.3% compared to $28.6 million for the same period of 2003. This increase is primarily due to the write-off of deferred financing fees related to our former senior credit facility, which totaled $6.5 million. This amount is also partially offset by a more favorable interest agreement in association with our new senior credit facility.

Net Loss. Net loss for first half of 2004 was $9.3 million, compared to net loss of $11.0 million for the same period of 2003. This improvement of $1.7 million was due to the increase in operating income, partially offset by an increase in interest expense due to the senior credit facility refinancing, both of which are discussed above.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

In 2003, not only did we feel the full impact of lower volumes related to business lost during 2001 and 2002, but weakness in the general economy and poor weather during the spring and early summer negatively impacted demand for our products as well. Despite these poor volumes, we were more than able to offset their negative financial impact through a combination of lower costs and some favorable settlements on certain contracts with customers (where volumes were significantly below projected levels), which ultimately led to improved operating income compared to 2002, even after adjusting for the goodwill impairment charge in 2002.

Also notable during the year was the significant increase in the price of high density polyethylene resin, or HDPE resin, which is our primary raw material. There was a temporary, but unprecedented, $0.06 per pound surcharge that was put in place during the spring of 2003 by the major resin producers, and published index prices for this resin rose approximately $0.10 per pound, or more than 20%, over the course of the year.

Net Sales. Our net sales decreased by approximately 0.9% to $739.8 million for the year ended December 31, 2003 from $746.5 million in the year 2002. Excluding the estimated impact of higher average resin prices during 2003, sales would have been approximately $693.7 million, a decrease of 7.1% from 2002. The majority of the decrease is attributable to lower volumes due to the full year impact of prior year’s lost business, general weakness in the demand for plastic packaging, weakness in end-user demand for products from some key customers for whom we are the sole provider of specific packages, the closure of four of our facilities (two in 2002 and two in 2003), and cool, wet weather in the spring and early summer of 2003. Additionally, the decline was caused by price concessions which were generally related to contract renewals/extensions executed during 2002.

Gross Profit. Our gross profit was $92.3 million in 2003 compared to $92.4 million in 2002. Despite the significant decline in volumes and additional pension costs of $3.3 million, which primarily reflected the impact of the market’s poor performance on our fund assets and changes in actuarial assumptions, including the discount rate used to estimate such costs, we were able to maintain our gross profit level through significant reductions in direct labor, delivery cost, repair and maintenance, and salaried labor in the plants, as well as fewer worker’s compensation and quality claims. These cost reductions were all byproducts of our manufacturing excellence initiative, which we began implementing in mid-2002.

Selling, General and Administrative Expense. Our selling, general and administrative expense decreased by $4.6 million to $46.4 million, or 9.1%, from $51.0 million in 2002. This decrease was primarily the result of the implementation of several company-wide cost management initiatives that resulted in reduced headcount, significant reductions in travel and entertainment spending, a reduction in the incentive accrual, and an elimination of most of our non-mandatory, third-party contractor expense. Additionally, relocation expense was lower than in 2002, and two large projects that required the use of third-party contractors were not continued in 2003. We also undertook several initiatives to consolidate and reduce the cost of our travel, office supply, and overnight shipping contracts.

Amortization Expense. Our amortization expense decreased to approximately $1.3 million from approximately $2.5 million in 2002. The change was primarily attributable to decreased amortization of the supply agreement related to our purchase of Reid Mexico, S.A. de C.V. and some of our officer’s contracts that were fully amortized by the end of 2002.

Goodwill Impairment. We did not have any charge for goodwill impairment in 2003. We did record a goodwill impairment of $290.0 million in the fourth quarter of 2002. This impairment was the result of several factors, including a revision of management’s view of our future operational improvements and prospects, a decline in market trading multiples from publicly traded peers, and the recognition of significant intangible assets, primarily customer contracts, previously reported as a part of goodwill.

Loss on Disposal of Assets. Our loss on disposal of assets for 2003 was $4.4 million compared to $1.7 million for the same period of 2002. The increase was primarily due to a loss of $2.8 million on the disposal of financial systems taken out of service in 2003 because of the implementation of a new system.

Operating Income. Our operating income increased $292.6 million to $39.4 million for the year ended December 31, 2003, from a loss of $253.2 million in 2002. As previously noted, we had a significant goodwill impairment charge last year, which resulted in an operating loss in 2002. The majority of the increase in operating income relative to 2002 resulted from not having a goodwill impairment charge in 2003. Removing the effect of the goodwill impairment charge, operating income would have increased by approximately 7.1%, or $2.6 million, for the year-end 2003 due primarily to the lower operating costs and improvements in selling, general, and administrative expenses and amortization, offset partially by the larger loss on the disposal of assets.

Interest Expense. Our net interest expense increased by approximately 20.4%, or $9.6 million, to $56.8 million for the year from $47.2 million in 2002. This change was primarily attributable to additional interest and fees, which totaled $10.5 million, created by the terms of the amendment to our existing senior credit facility entered into in the first quarter of 2003. Of this $10.5 million, the payment of $8.9 million is deferred until the maturity of the related debt, resulting in an increase in cash interest expense of approximately $1.6 million for the year.

Net Loss. Our net loss decreased by approximately 94.2% to $17.4 million for the year ended December 31, 2003, from a net loss of $300.4 million for the comparable period of 2002. This change of $283.0 million was due to the $292.6 million increase in operating income, partially offset by the $9.6 million of additional interest, both of which are discussed above. Removing the effect of the goodwill impairment charge, the net loss would have increased by approximately 67.5%, or $7.0 million, for the year ended 2003 due to the increased interest expense.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Overall, our gross profit in 2002 was similar to that in 2001. In 2001, our results were negatively impacted by several items, including the occurrence of significant customer claims, difficulty commercializing several new projects, and severance and headquarters relocation costs related to bringing in a new management team and moving our corporate headquarters from Dallas to Atlanta. During 2002, we continued to incur expenses related to the implementation of the new large projects in the early part of the year, and similarly incurred significant expenses related to severance and relocation as part of our talent upgrade process. While these expenses were generally lower than in 2001, 2002 results were also impacted by volume reductions and price concessions resulting from a significant number of contract renewals that took place during the year, and heavy spending on our manufacturing excellence program. Additionally, we also began the conversion to a single financial system and we spent heavily on equipment repair and maintenance during 2002. This combination of reduced volumes and high cost levels resulted in our poor overall financial performance, which approached performance in 2001 if expenses are adjusted for the contract dispute settlement expense, restructuring charges, and goodwill amortization expense.

Net Sales. Our net sales decreased by approximately 4.7% to $746.5 million for the year ended December 31, 2002 from $783.4 million in the year 2001. Approximately $19.6 million of the $36.9 million decrease was a result of our lower sales prices charged due to the pass though of lower HDPE raw material costs. Another significant portion of our decline in sales was due to the loss of sales revenue from our Maine facility, which was sold to one of our major customers, and the loss of the Quaker State/Pennzoil business. The remainder of the decrease was attributable to our price reductions to meet competitive situations and other volume losses.

Gross Profit. Our gross profit was $92.4 million in 2002 compared to $92.5 million in 2001. Despite the lower sales in 2002, we experienced lower average resin costs during the year, and launched several company-wide purchasing initiatives that significantly lowered costs in several areas, such as corrugate, bags, film, resin, temporary labor and utilities. These gains were offset by increased levels of repair and maintenance spending to upgrade the condition of our existing equipment and higher salary expense as several of our plant manager positions were filled or upgraded during the year. Additionally, we incurred expenses in 2002 related to the implementation of a manufacturing excellence program and the movement of equipment to better meet our customer demand. Finally, despite the lower average resin prices during the year as compared to 2001, resin prices rose throughout much of 2002, which, despite our policy of passing through resin prices to customers, reduced our gross profit during the year.

Selling, General and Administrative Expense. Our selling, general and administrative expense increased by $2.2 million to $51.0 million, or 4.5%, during 2002 from $48.8 million in 2001. The primary reasons for the increase were increased salary and benefit expense related to our increased headcount, relocation expenses, and expenses attributable to the implementation of our new financial system.

Amortization Expense. Our amortization expense decreased to approximately $2.5 million from approximately $14.0 million in 2001. This decline of $11.5 million, or 82.3%, was primarily the result of the implementation of SFAS 142 whereby goodwill is no longer amortized.

Restructuring Charges. During the year 2002, there were no significant restructuring charges. In 2001 we recognized a restructuring charge of $3.5 million related to the relocation of our corporate offices from Dallas, Texas to Atlanta, Georgia and the installation of our new management team.

Goodwill Impairment. We recorded a goodwill impairment of $290.0 million in the fourth quarter of 2002. This impairment was the result of several factors including a revision of management’s view of our future operational improvements and prospects, a decline in market trading multiples from publicly traded peers, and the recognition of significant intangible assets, primarily customer contracts, previously reported as a part of goodwill.

Contract Dispute Settlement and Other. During 2002 we had no contract dispute settlement costs or other one-time expenses. During the year ended December 31, 2001, we recognized customer-related settlement costs and other charges of approximately $6.6 million. Approximately $5.0 million of our settlement charges related to the settlement of a contract dispute with a major customer. An additional $1.0 million resulted from the settlement of other customer claims. The remaining charges related to the relocation costs of our corporate headquarters from Dallas to Atlanta.

Operating Income. Our operating income decreased by $272.5 million to a loss of $253.2 million for the year ended December 31, 2002, from $19.3 million of income in 2001. The decrease was primarily the result of the goodwill impairment and our higher selling, general and administrative expense offset by the reduced amortization expense, our lack of restructuring and contract dispute settlements and other claims in 2002. Removing the effect of the goodwill impairment charge, our operating income would have increased by approximately 90.7% to $36.8 million for the year-end 2002.

Interest Expense. Our interest expense decreased by approximately 6.5%, or $3.3 million, to $47.2 million for the year, from $50.5 million in 2001. This change was primarily due to a more favorable interest rate environment in 2002.

Net Loss. Our net loss increased by approximately 862.9% to $300.4 million for the year ended December 31, 2002, from a net loss of $31.2 million for the comparable period of 2001. The increase was primarily the result of our goodwill impairment and our higher selling, general and administrative expense offset by our reduced amortization expense, lack of restructuring and contract dispute settlements and other claims, and lower interest rates in 2002. Removing the effect of our goodwill impairment charge, our net loss would have decreased by approximately 66.6% to $10.4 million for the year ended 2002.

Seasonality

Due to the large portion of our business that is derived from the sale of water, juice and other beverage products, our financial results are typically stronger in the second and third quarters of the year when there is higher consumption of the end products related to these sectors.

Liquidity and Capital Resources

Our principal uses of cash are for capital expenditures, working capital, debt service, and acquisitions. Funds for these purposes are generated primarily from operations and borrowings under our senior credit facility.

Cash provided by operations in the first six months of 2004 was $19.6 million, compared to $6.2 million in the same period in 2003. Several factors contributed to this improvement. First, was an $8.3 million decrease in net loss adjusted for non-cash items. Second, cash from accounts receivable improved $14.6 million. This was primarily due to a decrease in receivable days outstanding between June 30, 2003 and June 30, 2004 that resulted from receivables being negatively impacted in 2003 by our implementation of a new company-wide financial system. Third, other current assets generated a $6.5 million improvement in cash primarily due to the elimination of certain quarterly vendor rebates. Lastly, these items were partially offset by a $13.2 million impact from deferred interest and fees on our former senior credit facility, which was being accrued for in the first half of 2003 and continuing through the date of our refinancing, at which time these items were paid. Cash used in investing activities for the six months ended June 30, 2004, was $18.3 million, compared to $11.6 million in the same period of 2003. The change was primarily due to higher capital expenditures, including a $4.9 million increase in payments made to buy-out leases during 2004. Cash used in financing activities for the first six months of 2004 was $13.1 million, a change of $11.0 million compared to $2.1 million during the same period of 2003. This was primarily due to the Company entering into a new senior credit facility that included a $220.0 million term loan. The Company also issued senior secured discount notes which generated net proceeds of approximately $150.1 million. Additionally, a capital contribution was made totaling $45.0 million. Offsetting were the principal payments on debt related to the former senior credit facility totaling $387.9 million and the proceeds from the issuance of a $35.0 million term loan during 2003.

Cash provided by operations in 2003 was $14.1 million, a decrease of $24.0 million compared to 2002. Although a number of factors positively and negatively impacted this change, the primary driver was a

$23.3 million use of cash created by changes in accounts receivable. In 2002, the impact of more aggressive management of our collections led to $9.9 million of positive cash flow from receivables. However, in 2003 we experienced higher receivable balances due to, among other things, higher sales in the closing months of the year, and increased receivable days outstanding due to a number of factors including the extension of terms to one of our large customers, the implementation of a new company-wide financial system and an economic slow-down affecting our customers’ ability to pay on a timely basis. Cash used in investing activities in 2003 was $28.7 million, compared to $34.1 million in 2002. This improvement of $5.5 million was largely a result of $3.1 million paid in 2002 to purchase the remaining 49% of our Mexican joint venture and a decrease of $2.3 million in capital expenditures in 2003. Cash from financing activities for 2003 was $21.8 million, an increase of $2.6 million compared to the same period of 2002. This resulted primarily from lower repayments on term debt in 2003 resulting from the changes in debt amortization outlined in the January 2003 amendment to our existing senior credit facility, partially offset by payments on revolving lines of credit in the current year.

Our ability to generate cash from operations and from borrowing is subject to certain risks, including fluctuations in raw material prices and availability, covenant restrictions in our credit facilities that may adversely limit our ability to borrow funds, and reliance on several large customers, the loss of which would have a material adverse affect on our ability to generate cash flow. If we are unable to mitigate these and the other risks discussed in more detail in the “Risk Factors” section, our cash flow could be negatively impacted.

As a limited liability company, we are not liable for U.S. federal income taxes under the Internal Revenue Code of 1986, as amended. Similarly, as a limited liability company, our parent, Consolidated Container Holdings, is not liable for U.S. federal income taxes. The applicable income or loss will be included in the tax returns of the members of Consolidated Container Holdings. We are required to make tax distributions to Consolidated Container Holdings to enable it to reimburse its members for their tax obligations. Total distributions recorded for the years ended December 31, 2003, 2002 and 2001 were $(0.9), $(0.1), and $(0.2) million, respectively, net of any refunds received on overpayment of prior year taxes. We estimate that there will be no tax distributions in 2004 for 2003.

On July 2, 1999, substantially all of the United States plastic packaging assets formerly held by Franklin Plastics Inc. and Plastics Containers Inc., both subsidiaries of Suiza Foods Corporation, now known as Dean Foods Company, and the plastic packaging assets of Reid Plastics Inc., were contributed and merged into Consolidated Container Company LLC, a Delaware limited liability company. In connection with these and related transactions, which we refer to as the Formation Transactions, we entered into our prior senior credit facility and related security agreements. In connection with these transactions, we issued $185.0 million aggregate principal amount of 10 1/8% senior subordinated notes due 2009, which we also refer to as the subordinated notes, under an indenture dated as of July 1, 1999, among us, Consolidated Container Capital, as co-issuer of the subordinated notes, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee. At June 30, 2004, we had total debt of $556.9 million and member’s deficit of $60.1 million.

In connection with the offering of the old notes, on May 20, 2004, we entered into a new senior credit facility that included a $220.0 million term loan, and a $45.0 million revolving line of credit facility, of which $10.0 million was drawn on the transaction date. Additionally, Consolidated Container Holdings, our parent company, made a $45.0 million capital contribution from the proceeds of its sale of Series B Convertible Preferred Units. The proceeds from the new term loan, the old notes and the capital contribution were used to permanently repay our outstanding borrowings, accrued interest, and deferred obligations under our then existing senior credit facility, and fees of approximately $12 million related to the refinancing. For a more detailed description of the Series B Convertible Preferred Units, see “Certain Relationships and Related Transactions—Series B Convertible Preferred Units.”

Senior Credit Facility—Following the above-mentioned transactions, our senior credit facility consisted of:

•	a committed term loan totaling $220.0 million, and

•	a $45.0 million revolving credit facility.

At June 30, 2004, we had no borrowings outstanding on the revolving credit facility, and $13.6 million was reserved for outstanding standby letters of credit. The revolving credit facility matures on December 15, 2008. The amortization schedule of the term loan includes quarterly installments of $550,000 commencing September 30, 2004 and continuing through September 2008, with the remaining balance due December 15, 2008.

Borrowings under the senior credit facility bear interest, at our option, at either:

•	a base rate, which will be the higher of 1/2 of 1% in excess of the overnight federal funds rate and the prime lending rate of Deutsche Bank Trust Company Americas, plus an interest margin of 2.25%, with respect to term loans and 2.75%, with respect to revolving loans; or

•	a Eurodollar rate on deposits for one, two, three or six month periods or, if and when available to all of the relevant lenders, nine or twelve month periods, which are offered to Deutsche Bank Trust Company Americas in the interbank Eurodollar market, plus an interest margin of 3.25%, with respect to term loans and 3.75%, with respect to revolving loans.

In addition, we pay a commitment fee on the unused commitments under the revolving credit facilities ranging from 0.50% to 0.75% on an annual basis dependent on its secured term debt leverage ratio, payable quarterly in arrears.

The senior credit facility also provides for mandatory repayments from the net proceeds of asset sales, debt issuances, a portion of equity issuances, a portion of excess cash flow and insurance recoveries and condemnation events. No such payments were required for the period ended June 30, 2004.

Senior Secured Discount Notes—In May 2004, we completed an offering of $207.0 million aggregate principal amount at maturity of 10 3/4% senior secured discount notes, which generated net proceeds of approximately $150.1 million at issuance. The notes will mature on June 15, 2009.

Unless we elect to accrue and pay cash interest as described below, the interest on the notes, combined with the initial proceeds, will accrete to $207.0 million during the period from the issue date of the notes until June 15, 2007 at a rate of 10 3/4% per annum, compounded semiannually on June 15 and December 15 of each year. We are required to accrue and pay cash interest on the notes semi-annually on June 15 through December 15 at a rate of 10 3/4% per annum, with cash interest payments in arrears commencing on December 15, 2007.

At our option, we may irrevocably elect to commence accruing cash interest before June 15, 2007. If such an election is made, we must make that election on or before the interest payment date preceding the first cash interest payment. Additionally, once the election is made to begin accruing and paying cash interest, (1) we will be obligated to pay cash interest on all subsequent interest payment dates, (2) the notes will cease to accrete in principal amount and (3) the outstanding principal amount at maturity will be equal to the accreted value of the new notes as of the date on which the notes commenced accruing cash interest.

Senior Subordinated Notes—The senior subordinated notes were originally issued on July 1, 1999, have a face value of $185.0 million and are due in full on July 15, 2009. The notes bear interest at a fixed interest rate of 10 1/8%, payable semiannually in July and January of each year.

The obligations under the senior credit facility on a first-priority basis and obligations under the senior secured discount notes on a second-priority basis are (i) secured by substantially all of the assets of our parent, Consolidated Container Holdings (in the case of the senior credit facility) and its direct and indirect domestic subsidiaries and (ii) guaranteed (on a joint and several basis) by our direct and indirect domestic subsidiaries other than, Consolidated Container Capital Inc., (in the case of the senior secured discount notes) and, in each case, are subject to customary exceptions. The separate financial statements of each guaranteeing subsidiary are not presented because our management has concluded that such financial results, separate and apart from our results, are not material to investors.

The senior credit facility, the senior secured discount notes, and/or the senior subordinated notes contain covenants that restrict, among other things, our ability to: (1) make certain restricted payments; (2) incur additional debt or issue preferred equity; (3) pay dividends or make distributions on our equity interests or repurchase our equity interests; (4) repurchase subordinated indebtedness; (5) issue stock of subsidiaries; (6) make certain investments; (7) create liens on our assets; (8) enter into certain transactions with affiliates; (9) merge or consolidate with another company; (10) sell, lease or otherwise dispose of our assets; (11) enter sales and leaseback transactions; and (12) make capital expenditures above specified levels. The senior credit facility has financial maintenance covenants regarding first-lien debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, total secured debt to Consolidated EBITDA and interest coverage. Additionally, the senior credit facility contains a maximum capital spending covenant. At June 30, 2004, we were in compliance with all covenants under the senior credit facility, the senior secured discount notes and the senior subordinated notes.

The Company, its officers, principal equity holders or affiliates thereof may, from time to time, enter the market to purchase or sell our securities, including the subordinated notes and the notes offered hereby, in compliance with any applicable securities laws.

Management believes cash on hand at June 30, 2004, future funds generated by operations and borrowings under our new senior credit facility will be sufficient to meet working capital and capital expenditure requirements for fiscal year 2004.

We also have contractual obligations and commercial commitments that may affect our financial condition. The following tables identify material obligations and commitments as of June 30, 2004 (customer-specific commitments arising in the ordinary course of business are not included):

	Payments Due by Period
Contractual Cash Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long Term Debt(1)	$612,000	$2,200	$4,400	$420,400	$185,000
Interest on Long Term Debt(2)	201,170	31,692	61,167	98,946	9,365
Operating Leases(3)	124,428	19,440	35,862	32,100	37,026
Revolving Credit Facility(4)	—	—	—	—	—

Total Contractual Cash Obligations	$937,598	$53,332	$101,429	$551,446	$231,391

	Commitment Expiration per Period
Other Commercial Commitments	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Standby Letters of Credit	$13,625	$13,625	$—	$—	$—
Revolving Credit Facility(5)	31,375	31,375	—	—	—

Total Commercial Commitments	$45,000	$45,000	$—	$—	$—

(1)	A description of significant terms and conditions of our long-term indebtedness are included under “Description of Certain Indebtedness.” The amount included in long-term debt related to the senior secured discount notes is the $207.0 million amount due at maturity.
(2)	Interest on long term debt includes interest on our fixed and floating rate debt as well as unutilized and letter of credit fees. The interest portion was estimated assuming the weighted average interest rate in effect for floating-rate debt as of June 30, 2004 remained in effect through the maturity of the debt.

(3)	Included in operating leases are non-cancelable lease arrangements for facilities, machinery and equipment and vehicles. Minimum payments have not been reduced by minimum sublease rentals of $1.6 million due in the future under non-cancelable subleases.
(4)	The revolving credit facility represents the actual outstanding balance as of June 30, 2004.
(5)	The revolving credit facility represents the unused pro forma borrowing commitment available to us as of June 30, 2004, excluding our minimum borrowing increment of $0.1 million.

Off-Balance Sheet Arrangements

At June 30, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

Other than changes in resin costs, which are generally passed on to customers, inflation has not had a significant impact on our cost structure.

Recently Issued Accounting Standards

In December 2003, the FASB issued Revised Statement of Financial Accounting Standards No. 132, or SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement retains the disclosures required by SFAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligation and fair values of plan assets. Under SFAS No. 132 Revised additional disclosures of the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods are required. This statement is effective for financial statements with fiscal years ending after December 15, 2003. We have adopted SFAS No. 132 and included the additional disclosures in the notes to our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements elsewhere in this prospectus, describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, customer claim accruals, worker’s compensation and benefit plan accruals, provisions for closed facilities and related severances, and other contingencies. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

The allowance for doubtful accounts is based on our assessment of how much of specific customer accounts will be collected and what portion of the remaining customer accounts will not be collected. Our specific review is focused on our significant customers and overdue balances. Our review of the remaining, individually smaller customer balances is based on historical rates of default and other economic and industry information, which may impact our customers’ collective ability to pay. If there is an unanticipated deterioration of a major customer’s credit worthiness or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected.

A reserve for worker’s compensation claims is established based on claim count information and historical loss data. If actual future claims experience does not reflect historical data, our expense could be affected and adversely affect our financial results.

Accounting for employee retirement plans involves estimating the cost of benefits that are to be provided in the future and attempting to match, for each employee, that estimated cost to the period worked. To accomplish this, extensive use is made of advice from actuaries and assumptions are made about inflation, investment returns, mortality, employee turnover, and discount rates that ultimately impact amounts recorded. While we believe that the amounts recorded in the accompanying financial statements related to these retirement plans are based on the best estimates and judgments available to us, the actual outcomes could differ from our estimates.

We test goodwill for impairment annually, on December 31, and between annual measurement dates if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Our assessment of goodwill is based on the requirements of SFAS 142, “Goodwill and Other Intangible Assets,” which requires management to estimate the fair value of the company (as we have only one reporting unit) and if applicable the fair value of our assets and liabilities. Determination of fair value is dependent upon many factors including management’s estimate of future cash flows, appropriate discount rates, identification and evaluation of comparable businesses and amounts paid in market transactions for the sale of comparable businesses. Any one of a number of future events could cause us to conclude that impairment indicators exist and that the carrying value of these assets cannot be recovered.

We periodically test our long-lived assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. We adopted SFAS No. 144 on January 1, 2002, which did not have a material affect on our consolidated financial statements. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our businesses. Actual impairment losses incurred could vary significantly from amounts that we estimate. Additionally, future events could cause us to conclude that impairment indicators exist and that associated long-lived assets of our businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. When determining loss contingencies, we consider the likelihood of the loss or impairment of an asset, the likelihood of the incurrence of a liability, and our ability to reasonably estimate the amount of any loss. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Quantitative and Qualitative Disclosure About Market Risks

Our primary exposure to market risk is changing interest rates due to some of our debt bearing a floating rate of interest. Our policy is to manage interest rate risk by using a combination of fixed and floating rate debt. A hypothetical 10% increase in interest rates for the three month period ended June 30, 2004, would have increased floating-rate interest expense by approximately $0.4 million. The fair value of our long-term debt is based on quoted market prices. At June 30, 2004 the estimated fair value of the subordinated notes was $163.7 million and the estimated fair value of the senior secured discount notes was $157.3 million.

BUSINESS

Overview

We are a leading North American developer, manufacturer and marketer of rigid plastic containers for many of the largest branded consumer products and beverage companies in the world. In 2003, we sold containers to the dairy, water, juice & other beverage, household chemical & personal care, agricultural & industrial chemicals, food and automotive sectors. Our container product line ranges in size from two-ounce to six-gallon containers and consists of single and multi-layer containers made from a variety of plastic resins, including high-density polyethylene (“HDPE”), polycarbonate (“PC”), polypropylene (“PP”) and polyethylene terephthalate (“PET”).

We sell our containers to more than 2,100 customers located throughout North America. Our largest customers include many of the world’s leading branded consumer products and industrial companies. We service these customers through a sales organization consisting of approximately 50 people and believe we are the primary supplier for many of our top customers. We have long-term customer relationships with many blue-chip companies including: Dean Foods, DS Waters of America, Kroger, Nestle Waters North America, National Dairy Holdings, Procter & Gamble, Coca-Cola North America, Quaker Oats, Scotts and Colgate-Palmolive.

We serve our customers with a wide range of manufacturing capabilities and services through a nationwide network of 60 strategically located manufacturing facilities and a research, development and engineering center located in Atlanta, Georgia. In addition, we have four international manufacturing facilities in Canada, Mexico and Puerto Rico. Twenty-three of our manufacturing facilities are located on-site at customers’ plants. On-site facilities enable us to work more closely with our customers to facilitate just-in-time inventory management, eliminate costly shipping and handling charges, reduce working capital needs and foster the development of long-term manufacturing and distribution relationships. Our widely recognized engineering and development center is responsible for creating innovative product designs and determining process improvements which are important in lowering the manufacturing costs of our containers. Additionally, our customers rely on our design and technical expertise because package design is a critical component in many of their marketing programs.

Our primary manufacturing technique consists of blowmolding. We are the third largest blowmolder in North America. Our blowmolding manufacturing platform covers a wide variety of plastic packaging applications and comprises three primary technologies: wheels, shuttles and reciprocating machines. Wheel technology is typically used in high volume applications and in instances where special features such as multiple layers, in-mold labeling or fluorination are required. Shuttles are primarily utilized as a lower capital, lower output alternative to wheels and are typically used in low to moderate volume applications. Reciprocating technology is typically used in simple, mono-layer applications that range from low to high volume. With this diverse technology platform, we are able to service our customers with a broad range of packaging applications in a cost-effective and a capital-efficient manner.

Industry

In a September 2002 industry study, The Freedonia Group estimated that the rigid plastic container segment of the total U.S. packaging industry would have sales of approximately $12.7 billion in 2003. The Freedonia Group also estimated that approximately 90.0 billion units of plastic bottles and jars would be shipped by U.S. manufacturers in 2003, implying a compound annual growth rate of approximately 7% from 45.7 billion units in 1993. The Freedonia Group further estimated that shipments of rigid plastic containers in the sectors in which we compete will increase by 2.8% annually to 20.7 billion units in 2008. Over the past several years, the plastic container business has benefited from the shift from containers made from glass, metal and paper products to containers made from plastic resins. Although many products that were previously packaged in glass, metal or paper containers, such as many food and beverage products, are now packaged in plastic containers, we believe that opportunities still exist for continued conversion of select products, such as half-gallon, quart and single-serve milk containers, chilled juice products, salsa, tomato-based products and coffees and creamers. We believe this trend is a result of several factors, including:

•	continuing consumer preference for plastic containers due to their lighter weight, shatter resistance, resealability and ease of opening and dispensing;

•	technological advancements and container product innovations, such as retortable technology, that have allowed packaging companies to convert to plastic containers; and

•	product line extensions by branded consumer products companies which use unique plastic containers to differentiate their products to consumers.

The U.S. rigid plastic container industry has undergone substantial consolidation over the past several years and we believe that companies with broad national manufacturing platforms will be the preferred suppliers of choice to mid-sized and larger customers. The reasons favoring larger industry participants include:

•	economies of scale in manufacturing and purchasing;

•	the ability to serve multiple geographic markets;

•	the preference by end customers to reduce their number of suppliers;

•	the ability to meet customers’ rigid plastic packaging needs utilizing various resins;

•	the need to reduce the cost of transportation and handling; and

•	the increasing research, development, engineering and manufacturing sophistication required to develop and quickly commercialize high quality containers at competitive prices.

Products

Below are our seven principal product categories:

Dairy. We manufacture one gallon and one-half gallon HDPE bottles and similar products, which we sell primarily to dairies for sale through retail channels. We have worked with our customers to innovate several products in this sector, including single-serve HDPE and PET milk containers and “sleeved” milk bottles. Our dairy related products generated approximately 27% of net sales for the year ended December 31, 2003.

Water. We manufacture one and two-and-one-half gallon HDPE bottles and similar products, which we sell primarily to water producers for sale through retail channels, and three, five and six gallon PC bottles for the bulk packaging of water for water coolers. Our water related products generated approximately 17% of net sales for the year ended December 31, 2003.

Juice & Other Beverage. We manufacture a wide variety of containers for juice and other beverage products using HDPE and PET, consisting of high value-added technically advanced containers for products such as fruit juices and fruit drinks. We manufacture a wide array of products in this sector, ranging from six to 128 ounce HDPE bottles for fruit drinks and multiple layer one-gallon HDPE and PP containers for fruit juice. These products generated approximately 15% of net sales for the year ended December 31, 2003.

Household Chemicals & Personal Care. Our containers for household chemical products, made mainly from HDPE and also from PET, are used for laundry detergents, hard surface cleaners, dishwashing liquids, bleaches and fabric softeners. Our containers for personal care products, made primarily from HDPE, are used for shampoos, conditioners, anti-bacterial wipes, and other personal care products. Our household chemicals and personal care related products generated approximately 15% of net sales for the year ended December 31, 2003.

Agricultural, Industrial & Other. We manufacture containers for use by industrial and agricultural manufacturers for products such as insect repellents, high strength cleaners packaged for commercial and industrial use and fertilizers. Our other products in this category include containers for medical and pharmaceutical supplies, shipping crates, water cooler valves and bottle caps. Our agricultural, industrial and other related products generated approximately 11% of net sales for the year ended December 31, 2003.

Food. We manufacture a wide range of food containers using HDPE, PP and PET for a variety of food products, such as ketchup, maple syrup, edible oils and salsa. We manufacture many innovative products, such as squeezable ketchup bottles and retortable containers, which permit reheating after the filling process without distortion to the container and which are used for infant formula and other products. Our food related products generated approximately 9% of net sales for the year ended December 31, 2003.

Automotive. We manufacture primarily one quart HDPE bottles for motor oil and one gallon HDPE containers for anti-freeze and windshield washer solvent. Our automotive related products generated approximately 6% of net sales for the year ended December 31, 2003.

Customers

Our customers include many of the major branded consumer products companies, bottled water companies, national juice producers, large food concerns, national and regional dairies, and chemical and automotive product manufacturers. For the years ended December 31, 2003, 2002 and 2001, net container sales attributable to our largest customer, The Procter & Gamble Company, accounted for approximately 15.5%, 16.9% and 16.0%, respectively, and net container sales attributable to our second largest customer, Dean Foods Company, accounted for approximately 12.0%, 9.7% and 11.7%, respectively.

In many cases, we are the sole supplier of substantially all of our customers’ container requirements for specific products or particular container sizes. In addition, we often have more than one contract with a particular customer because we have individual contracts for specific products or container sizes or, in some circumstances, separate contracts with one or more operating divisions of a single customer.

Competition

We face substantial competition throughout our product lines from a number of well-established businesses operating nationally, as well as from firms operating regionally. Our primary national competitors include Constar International, Graham Packaging, Liquid Container, Owens-Illinois, Plastipak Packaging, Ring Technologies and Silgan Holdings. Several of these competitors are larger and have greater financial and other resources than we do. In addition, we face substantial competition from a number of captive packaging operations with significant in-house bottling and blowmolding capacity, such as those of Nestle Waters North America, Kroger and Dean Foods.

We believe that our long-term success is largely dependent on our ability to continue to attract new customers, maintain strong relationships with current customers, develop product innovations, improve our products and production technology, offer our customers competitively priced products that meet their design and performance criteria, provide superior service to our customers, and reduce our cost structure.

Marketing

Substantially all of our sales are made through the direct efforts of our sales personnel. We conduct sales activities from our corporate headquarters in Atlanta, Georgia, and from various field sales offices located throughout the geographic territories in which we operate. In addition to our other sales and marketing efforts, we provide our customers with in-house support staff and 24-hour, seven days a week, year-round customer service.

Research, Development and Engineering

Research, development and engineering constitute an important part of our business. We undertake these efforts at our research, development and engineering center in Atlanta, Georgia. We believe that the work performed at the research, development and engineering center makes us a leader in the innovation and design of new products, product enhancements and manufacturing technologies and processes, and thereby allows us to forge closer relationships with our customers.

We spent approximately $5.6, $6.5 and $6.5 million on research, development and engineering for the years ended December 31, 2003, 2002 and 2001, respectively. We believe that continuing cost effective product and manufacturing innovations are important to meeting customers’ needs and lowering unit cost, thus permitting us to remain competitive in the markets we serve.

Intellectual Property

We have developed and continue to develop a number of trademarks and patents for use in our business. In addition, we also hold licenses for the use of several registered trademarks. Because our trademarks, brand names and patented packaging designs create goodwill and result in product differentiation, we believe that these assets are important to our business. Although we hold various trademarks and patents, we believe that our business is not dependent on any one of these patents or trademarks. In addition, we rely on proprietary know-how, continuing technological innovation and other trade secrets to develop products and maintain our competitive position. We attempt to protect our proprietary know-how and our other trade secrets by executing, when appropriate, confidentiality agreements with our customers and employees. Although we cannot be assured that our competitors will not discover comparable or identical knowledge and techniques through independent development or by other legal means, we believe that our business, as a whole, is not dependent on these matters.

Manufacturing and Distribution

Manufacturing. At December 31, 2003, we operated over 564 blowmolding production lines and thirteen injection molding machines (which are used to produce closures, crates, overcaps, valves and preforms).

Blowmolding is the technique used to convert plastic into bottles and containers by either extrusion or stretch blowmolding, depending on the desired container attributes. In the extrusion blowmolding production process, resin pellets are blended with colorants or other necessary additives and fed into an extrusion machine, which uses heat and pressure to form the resin into a round hollow tube of molten plastic called a parison. Bottle molds are used to capture the parisons as they leave the extruders. Once inside the mold, air pressure is used to blow the parison into the bottle shape of the mold. Extrusion blowmolding can be used to process many different resin types. By contrast, stretch blowmolding is either a one-stage or a two-stage process by which a test-tube shaped pre-form is injection-molded and then heated, stretched and filled with compressed air to fill the mold and form the bottle. This process provides enhanced physical clarity and gas barrier properties and is generally used for PET bottles but can also be used for PP bottles. This technique can be adapted for either low volume production runs of specialty containers, such as wide-mouthed jars, or high volume runs of commodity containers.

Our primary manufacturing technique consists of blowmolding. We are the third largest blowmolder in North America. Our blowmolding manufacturing platform covers a wide variety of plastic packaging applications and comprises three primary technologies: wheels, shuttles, and reciprocating machines. Wheel technology is typically used in high volume applications and in instances where special features such as multiple layers, in-mold labeling, or fluorination are required. Shuttles are primarily utilized as a lower capital, lower output alternative to wheels and are typically used in low to moderate volume applications. Reciprocating technology is typically used in simple, mono-layer applications that range from low to high volume applications.

We were among the first to develop and use wheel blowmolding manufacturing technology. Our wheels operate at high speeds and efficiently manufacture containers with one or more special features, such as multiple layers, in-mold labeling and fluorination. In most cases, we are actively involved with our customers in the design and manufacture of new packaging features using custom wheel molds.

Twenty-three of our manufacturing facilities are located on-site at customer plants. On-site plants enable us to work more closely with customers to facilitate just-in-time inventory management, generate significant savings opportunities through process re-engineering, eliminate costly packing, shipping and handling charges, reduce working capital, and foster the development of long-term customer relationships.

We believe that capital investment to maintain and upgrade property, plant and equipment is important to remain competitive. We spent an aggregate amount of approximately $30.9, $33.2 and $44.1 million, in 2003, 2002 and 2001, respectively, on capital expenditures. We estimate that the capital expenditures required to maintain our current facilities are approximately $10.0 to $12.0 million annually. Additional capital expenditures beyond this amount are required if we choose to expand capacity, implement significant cost saving programs, or spend additional capital at a customer’s request in order to grow the relationship.

Distribution. At our 37 stand-alone domestic plants, we ship our products by common carrier to our customers. In general, these plants are located within a 250 to 300 mile radius of the customers for which we manufacture containers. At our 23 on-site plants, our operations are usually integrated with the customer’s manufacturing operations so that we can make deliveries, as needed, directly to the customer’s conveyor lines. A number of the on-site locations sell products to outside customers as well.

Raw Materials

Our principal raw materials include HDPE, PC, PP and PET resins, although we use other materials in our manufacturing operations, such as ethyl vinyl alcohol, resin colorant, corrugated boxes, shipping materials, pallets, labels and inks. Generally, we obtain raw materials from several sources in order to ensure an economical, adequate and timely supply, and we are not dependent on any single supplier for any of these materials. Although we believe our access to raw materials is generally reliable, there can be no assurances that we will have an uninterrupted supply of raw materials at competitive prices. While our net sales are affected by fluctuations in resin prices, our gross profit over time is generally unaffected by these changes because industry practice and our contractual arrangements with certain of our customers permit or require us to pass through these increased costs. We may not, however, always be able to pass through these changes in raw material costs in a timely manner, or at all due to competitive pressures. Based on management’s view of the relationship with our raw material suppliers, we believe that adequate quantities of key raw materials will be available to fulfill our needs.

Seasonality

Our shipment volume of containers for bottled water, and our employment of temporary/seasonal workers, is typically higher in the second and third quarters principally due to the seasonal nature of the bottled water industry, in which demand is stronger between May and September. Consequently, we normally build inventory of our water products during the first quarter in anticipation of this demand. To a lesser extent, our shipment volume of containers for juice and other beverage products follows the same seasonal pattern.

Employees

At December 31, 2003, we employed approximately 4,000 people. Approximately 1,000 of these employees were hourly workers covered by collective bargaining agreements, which expire between March 1, 2005 and October 31, 2006. Given the seasonality of the bottled water industry, we expect to continue to employ full-time, temporary, and seasonal workers during the peak production months of May through September. Neither our predecessor companies nor we have had any material labor disputes in the past five years, and we consider our relations with employees to be good.

Environmental, Health and Safety Matters

In the United States and in the other countries in which we operate, we are subject to national, state, provincial and/or local environmental, health and safety laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, storage, treatment, disposal, and management of, many kinds of substances, materials and waste, and impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals, or other releases of solid and hazardous substances and materials. Environmental laws and regulations can be complex and change often and we cannot reliably predict the effect that future changes in environmental laws and regulations in the United States and in other countries in which we operate could have on us. Compliance with these laws and regulations can require significant capital and other expenditures, and violations may result in substantial damages, fines and penalties. In addition, environmental laws in the United States, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose liability for the investigation and cleanup of contaminated soil, groundwater, and buildings, and for damage to natural resources. For example, contamination at properties formerly owned or operated by us, as well as at properties we currently own or operate, and properties to which hazardous substances were sent by us, may result in liability for us under these environmental laws and regulations. As a manufacturer, we also have an inherent risk of liability under environmental laws and regulations regarding ongoing operations. Many of these manufacturing processes also require expenditures in order to comply with health and safety laws such as the Occupational Safety and Health Administration regulations with respect to potential employee exposure.

In addition, a number of governmental authorities in the United States and in other countries have considered or are expected to consider legislation aimed at reducing the amount of disposed plastic waste. These programs have included, for example, mandating rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material, and/or requiring retailers or manufacturers to take back packaging used for their products. This legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic waste, could reduce the demand for some plastic packaging, result in greater costs for plastic packaging manufacturers, or otherwise impact our business. Some consumer products companies (including some of our customers) have responded to these governmental initiatives and to perceived environmental concerns of consumers by, for example, using bottles made in whole or in part of recycled plastic.

On or before May 5, 2004 we received correspondence from counsel to one of over sixty entities identified by the Federal Environmental Protection Agency (“EPA”) as potentially responsible parties (“PRPs”) under CERCLA at the Federal HIMCO Dump Superfund Site, Elkhart, Indiana (“HIMCO Site”), which included a copy of a May 29, 2003 General Notice of Liability (“Notice”) from EPA addressed to his client, another business not affiliated with us. The apparent purpose of the May 4, 2004 correspondence, which made no specific demand on us, was to satisfy EPA’s request in the Notice that PRPs undertake negotiations among themselves with respect to potential performance and payment for the final remedy selected by EPA for the HIMCO Site. Attached to the EPA General Notice was a HIMCO PRP List, including a listing for “Continental Can.” We, as the successor in interest to certain of Continental Can’s assets and liabilities, are currently investigating this matter to determine whether or not we have any responsibility with respect to the HIMCO Site.

On or about June 24, 2004, we received a document production subpoena initiated by the U.S. Environmental Protection Agency, Criminal Investigation Division, regarding removal of asbestos-containing materials, ACM, that occurred during a 2003 partial renovation of the Company’s property at 6300 Strawberry Lane, Louisville, Kentucky. Also, we were notified and responded to an information request from the Louisville-Jefferson County Air Pollution Control District regarding the same removal activities. Based on available information, about 300 lineal feet of thermal piping insulation was removed. In addition, we identified employees that may have been involved in the removal and informed them of the potential for exposure to asbestos, although no such exposure has been confirmed or claims alleged. In March 2004, independent environmental consultants conducted voluntary air monitoring in the area of the ACM removal, and reported that airborne fiber concentrations were less than 0.002 fibers/cc and that, according to the consultant, there is no exposure to airborne fibers. We are engaged in investigating this matter and preparing our response to the subpoena. We cannot now reliably predict the outcome of this investigation or any federal or state proceedings. Based on available information however, we do not currently expect that the ultimate liability with respect thereto will have a material adverse effect on our operations or financial condition.

Although compliance with environmental laws and regulations requires ongoing expenditures and clean-up activities, our capital expenditures for property, plant and equipment for environmental control activities and other expenditures for compliance with environmental laws and regulations were not material in 2003 and are not expected to be material in 2004. Additionally, our capital expenditures related to safety were not material in 2003 and are not expected to be material in 2004. We believe that we are in material compliance with all applicable national, state, provincial and local environmental and safety laws and regulations. We are currently not engaged in any clean-up activities required by governmental regulatory authorities under environmental laws and regulations.

Geographic Areas

Our revenues are generated principally in the United States. Foreign net sales were approximately $26.8, $34.0 and $37.0 million, respectively in 2003, 2002 and 2001. Net sales are attributed to countries based on location of the customer. The company’s long-lived assets located outside of the United States are not significant.

Properties

We use various owned and leased properties located throughout the United States, Canada, Mexico and Puerto Rico for our manufacturing plants, corporate headquarters, warehouses, technical center and sales offices. At June 30, 2004, we had 64 manufacturing plants, 14 of which we owned and 50 of which we leased.

The table below lists the location of our active manufacturing and other facilities (by region in the United States and by country and, within region and country, in alphabetical order), along with related information, in each case as of June 30, 2004.

Location of Facilities	Size in Square Feet	Owned or Leased	Principal Use	On-Site
Northeast
New Britain, Connecticut	5,500	Leased	Manufacturing	X
Windsor, Connecticut	58,000	Leased	Manufacturing
Portland, Maine	5,000	Leased	Manufacturing	X
Franklin, Massachusetts	55,000	Leased	Manufacturing
Franklin, Massachusetts	24,300	Leased	Manufacturing	X
Lynn, Massachusetts	12,000	Leased	Manufacturing	X
Marlborough, Massachusetts	4,600	Leased	Manufacturing	X
Hampstead, New Hampshire	42,000	Owned	Manufacturing
Burlington, New Jersey	6,500	Leased	Manufacturing	X
Elizabeth, New Jersey	40,000	Owned	Manufacturing
Monroe Township, New Jersey	62,000	Owned	Manufacturing
Batavia, New York	21,700	Leased	Manufacturing
Rensselaer, New York	4,500	Leased	Manufacturing	X
Rochester, New York	65,000	Owned	Manufacturing
Allentown, Pennsylvania	80,000	Leased	Manufacturing
Berwick, Pennsylvania	197,000	Owned	Manufacturing
Brenigsville, Pennsylvania	8,500	Leased	Manufacturing	X
Lancaster, Pennsylvania	18,100	Leased	Manufacturing	X
Leetsdale, Pennsylvania	42,000	Leased	Manufacturing
New Castle, Pennsylvania	92,000	Owned	Manufacturing
Oil City, Pennsylvania	96,000	Owned	Manufacturing
Penn Township Kelton, Pennsylvania	36,400	Leased	Manufacturing
Verona, Pennsylvania	90,200	Leased	Manufacturing
York, Pennsylvania	32,000	Leased	Manufacturing

Location of Facilities	Size in Square Feet	Owned or Leased	Principal Use	On-Site
Mid-Atlantic
Baltimore, Maryland	151,000	Owned	Manufacturing

Southeast
Lakeland, Florida	218,000	Leased	Manufacturing
Tampa, Florida	22,500	Leased	Manufacturing
Winter Haven, Florida	3,335	Leased	Manufacturing	X
Zephyr Hills, Florida	7,400	Leased	Manufacturing	X
Atlanta, Georgia	85,000	Leased	Manufacturing
Atlanta, Georgia	39,105	Leased	Engineering & Development Center
Atlanta, Georgia	16,000	Leased	Corporate Office
McDonough, Georgia	4,000	Leased	Manufacturing	X
Greensboro, North Carolina	30,000	Leased	Manufacturing

South
Demopolis, Alabama	44,000	Owned	Warehouse
Demopolis, Alabama	98,000	Owned	Manufacturing
West Memphis, Arkansas	67,000	Leased	Manufacturing
Kentwood, Louisiana	10,000	Leased	Manufacturing	X
Memphis, Tennessee	42,000	Leased	Manufacturing
Dallas, Texas (2 facilities)	31,000	Leased	Manufacturing	X
Fort Worth, Texas	8,000	Leased	Manufacturing	X
Houston, Texas	80,000	Leased	Manufacturing
Houston, Texas	122,800	Leased	Warehouse
Katy, Texas	10,000	Leased	Manufacturing	X
Sherman, Texas	101,000	Leased	Manufacturing

Mid-West
DuPage, Illinois	104,000	Leased	Manufacturing
DuPage, Illinois	38,900	Leased	Warehouse
Elk Grove, Illinois	181,400	Leased	Manufacturing
Elk Grove, Illinois	26,890	Leased	Sales & Marketing Office
Harvard, Illinois	126,300	Leased	Manufacturing
Hutchinson, Kansas	2,000	Leased	Manufacturing	X
Kansas City, Kansas	85,000	Leased	Manufacturing	X
Lenexa, Kansas	173,000	Leased	Manufacturing
Omaha, Nebraska	11,500	Leased	Accounting Center
Cincinnati, Ohio	1,000	Leased	Sales Office
Columbus, Ohio	8,600	Leased	Manufacturing	X
Springdale, Ohio	130,000	Leased	Manufacturing

Location of Facilities	Size in Square Feet	Owned or Leased	Principal Use	On-Site

West
Phoenix, Arizona	59,760	Leased	Warehouse
Phoenix, Arizona	44,000	Owned	Manufacturing
Anaheim, California	161,000	Leased	Manufacturing
City of Industry (Railroad), California	22,000	Leased	Manufacturing	X
City of Industry (Samuelson), California	135,100	Leased	Manufacturing
Ontario, California	40,000	Leased	Manufacturing	X
Riverside, California	17,000	Leased	Manufacturing	X
Santa Ana, California	103,000	Owned	Manufacturing
Tracy, California	160,000	Owned	Manufacturing
Union City, California	15,000	Leased	Manufacturing	X
Tukwila, Washington	67,000	Leased	Manufacturing
Vancouver, Washington	43,800	Owned	Manufacturing
Vancouver, Washington	35,000	Leased	Warehouse

Canada
Mississauga, Ontario	34,800	Leased	Manufacturing

Mexico
Irapuato	25,000	Leased	Manufacturing
Mexico City	24,300	Leased	Manufacturing

Puerto Rico
Caguas	47,000	Owned	Manufacturing

Legal Proceedings

We are a party to various litigation matters arising in the ordinary course of our business. We cannot estimate with certainty the ultimate legal and financial liability with respect to those litigation matters but believe, based on our examination of these matters, experience to date, and discussions with counsel, that any ultimate liability will not be material to our financial position, results of operations or cash flows.

MANAGEMENT

We are managed by our sole member, Consolidated Container Holdings. Consolidated Container Holdings is managed by a management committee consisting of nine members. Five of the members were appointed by Vestar CCH Preferred LLC, James P. Kelley, John R. Woodard, Ronald V. Davis, Leonard Lieberman and B. Joseph Rokus, and two were appointed by Franklin Plastics, Inc., Ronald H. Klein and Richard L. Robinson. Of the remaining two members, one is our chief executive officer, currently Stephen E. Macadam, and one is an “independent” member, William B. Bell.

The members of the management committee of Consolidated Container Holdings and our executive officers and their ages and positions are as follows:

Name	Age	Position
James P. Kelley	49	Chairman of the Management Committee
B. Joseph Rokus	50	Vice Chairman of the Management Committee
William G. Bell	57	Member of the Management Committee
Ronald V. Davis	57	Member of the Management Committee
Ronald H. Klein	39	Member of the Management Committee
Leonard Lieberman	75	Member of the Management Committee
Richard L. Robinson	74	Member of the Management Committee
John R. Woodard	40	Assistant Secretary and Member of the Management Committee
Stephen E. Macadam	44	President and Chief Executive Officer and Member of the Management Committee
Tyler L. Woolson	41	Chief Financial Officer
Robert K. Brower	56	Senior Vice President, Operations Services & Procurement
Richard P. Sehring	42	Senior Vice President, Finance & Accounting, and Chief Accounting Officer
Laura H. Fee	45	Senior Vice President, Human Resources
Louis Lettes	40	Senior Vice President, General Counsel and Secretary
Douglas A. Smith	45	Assistant Treasurer and Director of Accounting Operations

James P. Kelley has served as a member of the management committee since the closing of the Formation Transactions and has served as Chairman of the management committee since April 2003. Mr. Kelley is President of Vestar Capital Partners, an affiliate of Vestar Capital Partners III, L.P., and was a founding partner of Vestar Capital Partners at its inception in 1988. Vestar Capital Partners specializes in management buyouts, recapitalizations and growth capital investments. Mr. Kelley is a director of several companies in which Vestar Capital Partners’ investment funds have significant equity interests, including Reid Plastics Holdings, SAB Wabco, a supplier of complete brake systems, brake products, wheels and couplings for rail vehicles, and St. John Knits, Inc., a premier name in elegant knitwear. Mr. Kelley received a B.S. from the University of Northern Colorado, a J.D. from the University of Notre Dame and an M.B.A. from Yale University.

B. Joseph Rokus has served as the Vice Chairman of the management committee since the closing of the Formation Transactions. Since December 1998, Mr. Rokus has served as Chairman of the Boards of Directors of Reid Plastics Holdings and Reid Plastics. Between 1993 and December 1998, Mr. Rokus served as President and Chief Executive Officer of Reid Plastics Holdings and Reid Plastics. He serves on the Board of Trustees of Pepperdine University and also serves as Chairman of the Board of Berkley Industries, a custom thermoformer that specializes in packaging for both the medical and consumer industries. Mr. Rokus received a B.S. from Pepperdine University and an M.B.A. from the University of Southern California.

William G. Bell has served as a member of the management committee since the closing of the Formation Transactions. Mr. Bell has been the owner and President of Aqua Filter Fresh, Inc., a bottled water and water filtration company, since 1980 and the Executive Vice President of Tyler Mountain Water Co. Inc., a bottled water company, since 1985. Mr. Bell was also the President of Bell Sales, Inc., a provider of high quality water coolers and water filtration systems, from 1980 to 2000. Mr. Bell is a director of Reid Plastics Holdings, Aqua Filter Fresh, Inc., Wissahickon Spring Water Company, a bottled water company, Glacier Water Services Inc., a company specializing in water filtration/treatment systems contained in outdoor and indoor vending machines, Clear Mountain Spring Water LLC and Bell Sales, Inc. Mr. Bell also served as the Chairman of the International Bottled Water Association, an organization with which he has been affiliated since 1989. In 2002, Mr. Bell was inducted into the Beverage World Bottled Water Hall of Fame.

Ronald V. Davis has served as a member of the management committee since the closing of the Formation Transactions and also served as Chairman of the management committee from the closing of the Formation Transactions until April 2003. Since December 1998, Mr. Davis has served as President and Chief Executive Officer of Reid Plastics Holdings. Currently, Mr. Davis is Chairman of Davis Capital LLC, a private equity investment company, which he founded in 1994. Mr. Davis founded The Perrier Group of America, a domestic and imported bottled water company, and, between 1979 and 1992, he served as its President and Chief Executive Officer. From 1992 to 1994, he served as Chairman of the Board of Directors for Perrier Group of America, Inc. He currently serves on the Board of Directors of Greenwich Technology Partners, a company which helps corporations utilize their IT investments. Mr. Davis received a B.A. from California State University and an M.B.A. from the University of Southern California.

Ronald H. Klein was appointed by Franklin Plastics to serve on the management committee following the closing of the Refinancing Transactions. Mr. Klein has served as Senior Vice President, Corporate Development of Dean Foods Company since February 2002. In mid-1998 Mr. Klein became Vice President, Corporate Development of Dean Foods, focused primarily on acquisition and divesture transactions and financial planning.

Leonard Lieberman has served as a member of the management committee since the closing of the Formation Transactions. Mr. Lieberman was Chairman, President and Chief Executive Officer of Supermarkets General Corporation from 1982 to 1987 and of Outlet Communications, Inc. in 1991. Since 1995, Mr. Lieberman has served as a consultant to Vestar Capital Partners III, L.P., and its affiliates. Currently, Mr. Lieberman is a director of Sonic Corp., a chain of quick-service drive-ins in the US, and Enterprise NewsMedia, which owns 11 papers in the Boston area. Mr. Lieberman received a B.A. from Yale University, a J.D. from Columbia University and participated in the Advanced Management Program at Harvard Business School.

Richard L. Robinson has served as a member of the management committee since January 2000. Mr. Robinson has been Co-CEO of Robinson Dairy, LLC, a full-line milk and ice cream products company and a wholly owned subsidiary of Dean Foods, a food and beverage company in the US, since August of 1999. From June 1975 until August 1999, Mr. Robinson was the Chairman and Chief Executive Officer of Robinson Dairy, Inc. Currently, Mr. Robinson is a director of HCA/HealthOne, a Colorado non-profit healthcare organization. Mr. Robinson received a B.S. from Colorado State University.

John R. Woodard has served as a member of the management committee since the closing of the Formation Transactions. Mr. Woodard is a Managing Director of Vestar Capital Partners and joined Vestar Capital Partners in 1998. Between March 1996 and February 1998, he served as a Managing Director of The Blackstone Group, an investment and advisory firm. From April 1990 to March 1996, Mr. Woodard was a Vice President of Vestar Capital Partners. Mr. Woodard is also a Director of Reid Plastics Holdings. Mr. Woodard received a B.A. from Williams College.

Stephen E. Macadam has served as our President and Chief Executive Officer and as a member of the management committee since August 2001. Mr. Macadam previously served with Georgia-Pacific Corporation, an international manufacturer of building products and paper goods, where he held the position of Executive Vice President, Pulp & Paperboard from July 2000 until August 2001, and the position of Senior Vice President, Containerboard & Packaging from March 1998 until July 2000. Mr. Macadam held positions of increasing responsibility with McKinsey and Company, Inc., an international management consulting firm, from 1988 until

1998, culminating in the role of Principal in charge of McKinsey’s Charlotte, North Carolina operation. Mr. Macadam received a B.S. in Mechanical Engineering from the University of Kentucky, an M.S. in Finance from Boston College, and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Tyler L. Woolson has served as our Chief Financial Officer since January 2002. Previously Mr. Woolson served as the Vice President, Strategic Planning for Georgia-Pacific Corporation since December 1999. Mr. Woolson also served as Vice President, Finance for The Timber Company, a letter stock spin-off of Georgia-Pacific’s timber and timberlands business from 1997 until 1999, and as Senior Manager, Strategic Planning for Georgia-Pacific from 1995 until 1997. Between 1989 and 1995 Mr. Woolson served as a Senior Consultant for Towers Perrin, a global management-consulting firm, in Los Angeles and Atlanta. Mr. Woolson received a B.A. in History from Dartmouth College, and an M.B.A. from The Amos Tuck School (Dartmouth College) with a specialization in Corporate Finance.

Robert K. Brower has served as our Senior Vice President for Operations Services and Procurement since October 2001. Prior to that date, Mr. Brower served as Vice President, Strategic Sourcing, for us since May 1999. Mr. Brower served in a variety of positions within the procurement organization of Newell-Rubbermaid Corporation, a producer of nonedible consumer products, from 1997 until 1999 eventually becoming the Vice President for Global Procurement. Mr. Brower served for 26 years in the United States Army, retiring in 1997 with the rank of Colonel. Mr. Brower received a B.A. and M.A. from the University of Richmond and an M.B.A. from Long Island University.

Richard P. Sehring has served as our Senior Vice President, Finance and Accounting, and Chief Accounting Officer since November 2001. Mr. Sehring served as Vice President Finance and Administration for LaRoche Industries, Inc., a producer and distributor of a variety of chemicals, from June 2000 until June 2001. Between 1997 and 2000, Mr. Sehring served as Chief Financial Officer, in Frankfurt, Germany, and Vice President of Finance Neuilly Sur Seine, France for LII Europe SARL, a wholly owned subsidiary of LaRoche Industries, Inc. Mr. Sehring served as Corporate Controller for LaRoche Industries, Inc. from 1994 until 1997, and various financial positions up to Corporate Controller from 1989 until 1994 with LaRoche Chemicals, Inc. Mr. Sehring received his B.S. in Business Administration with a major in accounting and a minor in finance from Louisiana State University.

Laura H. Fee has served as our Senior Vice President, Human Resources, since September 2003. Prior to that date, Ms. Fee served as our Vice President, Engineering, Technology and Capital, since January 2002. Ms. Fee previously served with Georgia-Pacific Corporation where she held positions of increasing responsibility from June 1992 until January 2002. Most recently Ms. Fee held the position of Director, Strategic Sourcing from January 2001 to January 2002 and the position of Manager, Paper Business from August 1998 to January 2001. Ms. Fee was also Manager, Quality, Director, Technical Services and Senior Business Analyst for Georgia-Pacific Corporation. Ms. Fee received a B.S. in Chemical Engineering from the University of Illinois and an M.S. in Environmental Engineering also from the University of Illinois.

Louis Lettes has served as our Senior Vice President, General Counsel and Secretary since January 2002. Previously, Mr. Lettes served as Vice President and General Manager of Homestore.com, interactive moving and relocation website, from 1999 to 2001. Mr. Lettes served in various positions at Turner Broadcasting System, a producer of global news and entertainment products, from 1992 to 1999 and as an associate at the law firm of Alston & Bird from 1989 to 1992. Mr. Lettes received an A.B. from Princeton University and a J.D. from Vanderbilt University School of Law. Mr. Lettes is a member of the State Bar of Georgia.

Douglas A. Smith has served as our Assistant Treasurer and Director of Accounting Operations since July 2002. Prior to that date, Mr. Smith had been our Manager of Accounting since our inception in 1999. Mr. Smith started working for Plastic Containers, Inc. in 1988 as an accounting supervisor and was later promoted to the position of Manager of Accounting. Plastic Containers, Inc. was merged into Consolidated Container in July 1999. Mr. Smith received his B.S. in Business Administration with a major in accounting from the University of Nebraska.

Except as described in this section, there are no arrangements or understandings between any member of the management committee or executive officer and any other person under which that person was elected or appointed to their position.

Management Committee Compensation

All members of the management committee are reimbursed for their usual and customary expenses incurred in attending all management committee and committee meetings. Members of the management committee who are also our employees, employees of Consolidated Container Holdings, Vestar Capital Partners or Dean Foods do not receive additional remuneration for serving as members of the management committee. Each other member of the management committee receives compensation of $2,500 for each meeting of the management committee that such member attends in person or telephonically and $3,750 for each calendar quarter of service as a member of the management committee. In 2003, the third and fourth quarter payments were waived by the management committee.

Following the closing of the Formation Transactions, the management committee established a compensation committee, comprised of Messrs. Davis, as chairman, Bell, Kelley and Robinson. In addition, the management committee established an audit committee, comprised of Messrs. Lieberman, as chairman, Rokus and Woodard. Since we do not currently have equity securities that are traded on a securities exchange or other quotation system, we are not required to have an audit committee financial expert. The management committee therefore has not made a determination as to whether any of the members of the audit committee qualify as a financial expert.

Employment Agreements

As of August 13, 2001, we entered into an employment agreement with Stephen E. Macadam. The employment agreement provides that Mr. Macadam will be employed as our President and Chief Executive Officer at an initial annual base salary of $500,000 for a term of five years, subject to adjustment by the management committee and his earlier termination for “cause.” “Cause” includes willful misconduct, his conviction of a felony, or his resignation without “good reason.” Commencing with August 13, 2006, and on each August 13 thereafter, the Employment Term shall be automatically extended for an additional one-year period, unless we or Mr. Macadam provides the other with 60 days written notice. Mr. Macadam is entitled to a bonus of up to 100% of his base salary at the discretion of the management committee, to participate in any executive bonus plan and all employee benefit plans maintained by us and, under some circumstances, to an additional payment to offset negative tax effects on his benefits. Mr. Macadam was guaranteed a bonus through fiscal year 2002 of 100% of his base salary.

In the event we terminate Mr. Macadam without cause or he resigns for good reason before the employment agreement expires, Mr. Macadam will be entitled to receive:

•	any payments and benefits provided under any plans or programs in which he participated before the termination;

•	payment of the average of the base salary and annual bonus earned in the two years prior to his termination multiplied by two (2);

•	a cash lump sum payment for unused vacation and unpaid other compensation; and

•	continued employee medical and life insurance plans for the term of any the severance payments.

In the event of his death or permanent disability, Mr. Macadam or his estate will be entitled to a reduced compensation package. In addition, Mr. Macadam agreed not to disclose any confidential information regarding us and our affiliates, not to be engaged in, in any capacity, any business that competes with us, nor to solicit any person who was employed by us or our affiliates during the twelve months preceding that solicitation for a period of twenty-four months after the date of his termination of employment.

As of January 27, 2002, we entered into an employment agreement with Tyler L. Woolson. The employment agreement provides that Mr. Woolson will be employed as our Chief Financial Officer of at an annual base salary of $300,000, plus any increases, for a term of five years, subject to his earlier termination for “cause.” “Cause” includes willful misconduct, his conviction of a felony, or his resignation without “good reason.” Commencing with January 2007, and on each January 27 thereafter, the Employment Term shall be automatically extended for an additional one-year period, unless we or Mr. Woolson provides the other with 60 days written notice. Mr. Woolson is entitled to participate in any executive bonus plan and all employee benefit plans maintained by us.

In the event that we terminate Mr. Woolson without cause or he resigns for good reason before the employment agreement expires, Mr. Woolson will be entitled to receive:

•	any payments and benefits provided under any plans or programs in which he participated before the termination;

•	payment of the average of the base salary and annual bonus earned in the two years prior to his termination multiplied by two (2);

•	a cash lump sum payment for unused vacation and unpaid other compensation; and

•	continued employee medical and life insurance plans for the term of any the severance payments.

In the event of his death or permanent disability, Mr. Woolson or his estate will be entitled to a reduced compensation package. In addition, Mr. Woolson agreed not to disclose any confidential information regarding us and our affiliates, not to be engaged in, in any capacity, any business that competes with us, nor to solicit any person who was employed by us or our affiliates during the twelve months preceding that solicitation for a period of twenty-four months after the date of his termination of employment.

Executive Compensation

The table below shows the compensation paid or earned by our current Chief Executive Officer and our five other most highly paid executive officers as of December 31, 2003. For all such officers, the table shows compensation during the years ended December 31, 2003, 2002 and 2001 where applicable:

Name and Principal Position	Year	Salary	Bonus	Number of Securities Underlying Options	All Other Compensation
Stephen E. Macadam(1) President and Chief Executive Officer	2003 2002 2001	$520,000 519,417 188,200	$280,000 520,000 407,692	50,000 575,000 —	$23,395 22,386 11,790

Tyler L. Woolson(2) Chief Financial Officer	2003 2002	300,000 276,923	45,000 45,000	25,000 100,000	7,534 9,195

Robert K. Brower(3) Senior Vice President, Operation Services & Procurement	2003 2002 2001	236,900 233,449 178,500	50,000 30,000 30,000	29,000 11,000 —	7,087 129,133 5,250

Richard P. Sehring(4) Senior Vice President, Finance & Accounting & Chief Accounting Officer	2003 2002 2001	200,000 200,000 30,769	40,000 20,000 5,000	5,000 30,000 —	5,165 5,666 —

Laura H. Fee(5) Senior Vice President, Human Resources	2003 2002	169,903 146,058	35,000 23,000	17,000 3,000	1,096 35,000

Louis Lettes(6) Senior Vice President, General Counsel & Secretary	2003 2002	175,000 171,635	25,000 10,000	5,000 15,000	5,470 3,891

(1)	Mr. Macadam joined us in August 2001. Included in Other Compensation for Mr. Macadam are car allowance ($12,516 for 2003 and 2002 and $4,814 for 2001), club membership ($4,474 in 2003, $4,236 in 2002 and $1,116 in 2001), imputed income on company provided Life Insurance ($1,080 in 2003 and $1,200 in 2002) employer matching contributions for our company-sponsored 401(k) plan ($5,325 in 2003 and $4,434 in 2002), reimbursement for COBRA coverage prior to our benefits becoming effective ($2,106 in 2001) and other miscellaneous income ($3,754 in 2001).
(2)	Mr. Woolson joined us in January 2002. The amount shown in the Bonus column for 2002 represents an initial signing bonus ($20,000) as well as a performance bonus for that year ($25,000). Included in Other Compensation for Mr. Woolson are club membership ($2,468 in 2003), imputed income on company provided Life Insurance ($1,086 in 2003 and $1,080 in 2002), employer matching contributions for our company-sponsored 401(k) plan ($3,980 in 2003 and $3,115 in 2002) and reimbursement for COBRA coverage prior to our benefits becoming effective ($5,000 in 2002). Mr. Woolson waived his reimbursement of club membership fees for part of the year.
(3)	Included in Other Compensation for Mr. Brower is imputed income on company provided Life Insurance ($1,087 in 2003 and $133 in 2002), employer matching contributions for our company-sponsored 401(k) plan ($6,000 in 2003, $5,500 in 2002 and $5,250 in 2001) and relocation expenses paid by us to cover Mr. Brower’s relocation from Dallas, Texas to Atlanta, Georgia ($123,500 in 2002).
(4)	Mr. Sehring joined us in November 2001. Included in Other Compensation for Mr. Sehring are imputed income on company provided Life Insurance ($389 in 2003 and $15 in 2002), employer matching contributions for our company-sponsored 401(k) plan ($4,776 in 2003 and $3,692 in 2002) and reimbursement for COBRA coverage prior to our benefits becoming effective ($1,959 in 2002).
(5)	Ms. Fee joined us in January 2002. The amount shown in the Bonus column for 2002 represents an initial signing bonus ($10,000) as well as a performance bonus for that year ($13,000). Included in Other Compensation for Ms. Fee are imputed income on company provided Life Insurance ($310 in 2003 and $11 in 2002), reimbursement of relocation expenses to Georgia-Pacific to cover Ms. Fee’s relocation from Crossett, Arkansas to Atlanta, Georgia less than a year prior to joining Georgia-Pacific ($34,989 in 2002) and employer matching contributions for our company-sponsored 401(k) plan ($786 in 2003).
(6)	Mr. Lettes joined us in January 2002. Included in Other Compensation for Mr. Lettes is imputed income on company provided Life Insurance ($324 in 2003 and $12 in 2002), employer matching contributions for our company-sponsored 401(k) plan ($5,146 in 2003 and $1,212 in 2002) and reimbursement for COBRA coverage prior to our benefits becoming effective ($2,667 in 2002).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Consolidated Container Holdings is the beneficial owner of all of our membership interests. Consolidated Container Holdings’ address is 3101 Towercreek Parkway, Suite 300, Atlanta, Georgia 30339.

Provided below is information as of August 31, 2004, the most recent date practicable, concerning the beneficial ownership of the member units and the economic interests in Consolidated Container Holdings by:

•	each person known by us to be the beneficial owner of more than 5% of the member units of Consolidated Container Holdings;

•	each member of the management committee of Consolidated Container Holdings, which effectively serves as our management committee;

•	each of our named executive officers, as listed on the Summary Compensation Table, see “Management—Executive Compensation”; and

•	the officers and members of the management committee as a group.

As part of the Refinancing Transactions, Consolidated Container Holdings, our parent company, sold to certain of its equity holders or their affiliates Series B Convertible Preferred Units in an aggregate amount of $45.0 million. For a description of the Series B Convertible Preferred Units, see “Certain Relationships and Related Transactions—Series B Convertible Preferred Units.”

Name and Address of Beneficial Owner	Number of Common Units Beneficially Owned(1)	Percentage of Common Units Outstanding(1)	Number of Series B Preferred Units Beneficially Owned(1)(14)	Percentage of Series B Preferred Units Outstanding
5% Equity Holders:
Vestar Packaging LLC(2) Seventeenth Street Plaza 1225 17th Street, Suite 1660 Denver, Colorado 80202	2,050,000	16.6%	—	—

Reid Plastics Holdings, Inc.(3) Seventeenth Street Plaza 1225 17th Street, Suite 1660 Denver, Colorado 80202	3,050,000	24.7%	—	—

Franklin Plastics, Inc.(4) 2515 McKinney Avenue, Suite 1200 Dallas, Texas 75201	5,568,513	45.0%	11,956.889	26.6%

Vestar CCH LLC(5)(6) Seventeenth Street Plaza 1225 17th Street, Suite 1660 Denver, Colorado 80202	1,671,284	13.5%	33,043.111	73.4%

Vestar CCH Preferred LLC(6) Seventeenth Street Plaza 1225 17th Street, Suite 1660 Denver, Colorado 80202	—	—	33,043.111	73.4%

Name and Address of Beneficial Owner	Number of Common Units Beneficially Owned(1)	Percentage of Common Units Outstanding(1)	Number of Series B Preferred Units Beneficially Owned(1)	Percentage of Series B Preferred Units Outstanding
Named Executive Officers and Management Committee Members:
James P. Kelley(2)(3)(5)(6)(7)	6,771,284	54.7%	33,043.111	73.4%
B. Joseph Rokus(3)	3,050,000	24.7%	—	—
William G. Bell	1,686	*	—	—
Ronald V. Davis(2)(3)(8)	5,154,200	41.6%	33,043.111	73.4%
Ronald H. Klein(4)(13)	5,568,513	45.0%	11,956.889	26.6%
Leonard Lieberman(2)(3)(5)(6)(9)	6,771,284	54.7%	33,043.111	73.4%
Richard L. Robinson	1,686	*	—	—
John R. Woodard(2)(3)(5)(6)(10)	6,771,284	54.7%	33,043.111	73.4%
Stephen E. Macadam(6)(11)	240,000	1.9%	33,043.111	73.4%
Tyler L. Woolson(6)(11)	45,000	*	33,043.111	73.4%
Robert K. Brower(11)	10,200	*	—	—
Richard P. Sehring(6)(11)	13,000	*	33,043.111	73.4%
Laura H. Fee(6)(11)	4,600	*	33,043.111	73.4%
Louis Lettes(6)(11)	7,000	*	33,043.111	73.4%

All Officers and Members of the Management Committee As a Group (14 persons)(12):	12,717,169	100%	45,000	100%

*	Indicates less than 1.0% ownership
(1)	The amounts and percentage of common and preferred units beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the regulations, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of that security, or “investment power,” which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest.
(2)	Vestar Packaging LLC, a Delaware limited liability company, is 69.4% owned by Vestar Capital Partners III, L.P., 4.9% owned by Vestar Reid LLC, 1.1% owned by Davis Capital LLC, 8.0% owned by BT Capital Investors, L.P., an affiliate of Deutsche Bank Securities Inc., 8.0% owned by DLJ Private Equity Partners Fund, L.P., DLJ Fund Investment Partners II, L.P., DLJ Private Equity Employees Fund, L.P. and DLJ Capital Partners I, LLC, each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, and some employees of Donaldson, Lufkin & Jenrette Securities Corporation, 0.16% owned by Leonard Lieberman, 0.05% owned by John R. Woodard and 8.4% owned by other persons. Vestar Reid LLC, a Delaware limited liability company, is 94.2% owned by Vestar Capital Partners III, L.P., 3.3% owned by Ron Davis LLC and 2.5% owned by other persons. Davis Capital LLC, a Delaware limited liability company, is 100% owned by Ronald V. Davis and his affiliates. In addition, each of James P. Kelley and John R. Woodard is a Vice President of Vestar Associates Corporation III. Vestar Associates Corporation III is the sole general partner of Vestar Associates III, L.P. Vestar Associates III, L.P., is the sole general partner of Vestar Capital Partners III, L.P. Vestar Capital Partners III, L.P. controls Vestar Packaging LLC, which owns 16.6% of the common units in Consolidated Container Holdings, and is the 94.2% owner of Vestar Reid LLC, which owns 82.8% of Reid Plastics Holdings, Inc., which, in turn, owns 24.7% of the common units in Consolidated Container Holdings. Mr. Lieberman has a 0.03% interest in Vestar Capital Partners III, L.P.
(3)

Reid Plastics Holdings, Inc., a Delaware corporation, is 82.8% owned by Vestar Reid LLC, 13.8% owned by B. Joseph Rokus, and 3.5% owned by others. Vestar Reid LLC, a Delaware limited liability company, is 94.2% owned by Vestar Capital Partners III, L.P., 3.3% owned by Ron Davis LLC and 2.5% owned by other persons. Ron Davis LLC, a Delaware limited liability company, is 100% owned by Ronald V. Davis and his affiliates. Mr. Rokus, as a direct owner of Reid Plastic Holdings, Inc., and Mr. Davis, as an indirect owner of Reid Plastics Holdings, Inc., may be deemed to share beneficial ownership of Reid Plastic Holdings, Inc.’s member units of Consolidated Container Holdings. Messrs. Rokus and Davis disclaim this beneficial ownership.

(4)	Franklin Plastics, Inc., a Delaware corporation, is 88% owned by Franklin Holdings, Inc. f/k/a Continental Can Company, Inc.
(5)	Vestar CCH LLC, a Delaware limited liability company, is 96.4% owned by Vestar Capital Partners III, L.P., 0.07% owned by Leonard Lieberman, 0.08% owned by John R. Woodard, and 3.42% owned by others.
(6)	Vestar CCH Preferred LLC, a Delaware limited liability company, is 90.46% owned by Vestar CCH LLC, 7.55% owned by Vestar CCH Investors LLC, 1.51% owned by Mr. Macadam, 0.15% owned by Mr. Woolson, 0.08% owned by Mr. Sehring, 0.12% owned by Ms. Fee and 0.05% owned by Mr. Lettes. Vestar Capital Partners III, L.P. is the managing member of Vestar CCH LLC and Vestar CCH Investors LLC, and owns 100% of Vestar CCH Investors LLC. Messrs. Kelley, Woodard, Macadam, Woolson, Sehring and Lettes and Ms. Fee may be deemed to share beneficial ownership of the member units of Consolidated Container Holdings held by Vestar CCH Preferred LLC. Messrs. Kelley, Woodard, Macadam, Woolson, Sehring and Lettes and Ms. Fee disclaim this beneficial ownership.
(7)	Mr. Kelley, as an executive officer of Vestar Associates Corporation III, L.P. may be deemed to share beneficial ownership of the membership units of Consolidated Container Holdings held by each of Vestar CCH LLC, Vestar Packaging LLC, Vestar CCH Preferred LLC and Reid Plastics Holdings, Inc. Mr. Kelley disclaims this beneficial ownership.
(8)	Amount includes 27,100 owned common units and 27,100 vested options to purchase common units. In addition, as an indirect owner of Vestar Packaging LLC and Vestar Reid LLC, Mr. Davis may be deemed to share beneficial ownership of the member units of Consolidated Container Holdings held by each of Vestar Packaging LLC and Reid Plastics Holdings, Inc. Mr. Davis disclaims this beneficial ownership.
(9)	Mr. Lieberman, as an owner of Vestar Packaging LLC and Vestar Capital Partners III, L.P. may be deemed to share beneficial ownership of the member units of Consolidated Container Holdings held by each of Vestar CCH LLC, Vestar Packaging LLC, Vestar CCH Preferred LLC and Reid Plastics Holdings, Inc. Mr. Lieberman disclaims this beneficial ownership.
(10)	Mr. Woodard, as an executive officer of Vestar Associates Corporation III, L.P. and as an owner of each of Vestar Packaging LLC and Vestar CCH LLC, may be deemed to share beneficial ownership of the member units of Consolidated Container Holdings held by each of Vestar CCH LLC, Vestar Packaging LLC, Vestar CCH Preferred LLC and Reid Plastics Holdings, Inc. Mr. Woodard disclaims this beneficial ownership.
(11)	Amounts represent vested options to purchase common units.
(12)	The officers and members of the management committee of Consolidated Container Holdings as a group own, in total, 30,472 common units and presently exercisable options to purchase 357,372 common units of Consolidated Container Holdings. See above footnotes for individual information on deemed beneficial ownership.
(13)	Mr. Klein, as an executive officer of Dean Foods Company, may be deemed to share beneficial ownership of the member units of Consolidated Container Holdings held by of Franklin Plastics, Inc. Mr. Klein disclaims this beneficial ownership.
(14)	The Series B Convertible Preferred Units are convertible into shares of the common units of Consolidated Container Holdings. Upon such conversion, the holders of such converted units would own in the aggregate approximately 95% of the then outstanding units of Consolidated Container Holdings in addition to their common unit holdings set forth above. For a description of the Series B Convertible Preferred Units, see “Certain Relationships and Related Transactions–Series B Convertible Preferred Units.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summarized below are the material terms and provisions of material agreements and arrangements that relate to the businesses which were contributed to us and remained in effect as of December 31, 2003, with directors, officers, certain significant beneficial owners of the securities of Consolidated Container Holdings, and their family members that involved in excess of $60,000.

Limited Liability Company Agreement of Consolidated Container Holdings

Simultaneously with the closing of the Formation Transactions, Vestar Packaging LLC, Reid Plastics Holdings, Inc. and Franklin Plastics, Inc. entered into a limited liability company agreement of Consolidated Container Holdings, our sole member, which was amended and restated in connection with the Refinancing Transactions. The limited liability company agreement of Consolidated Container Holdings provides for its management, non-compete arrangements, transfer restrictions and related matters.

Management

The management committee of Consolidated Container Holdings has general powers of supervision, direction and control over the business of Consolidated Container Holdings, us and our subsidiaries. The management committee currently consists of nine members. Five of the members were appointed by Vestar CCH Preferred LLC, James P. Kelley, John R. Woodard, Ronald V. Davis, Leonard Lieberman and B. Joseph Rokus, and two were appointed by Franklin Plastics, Inc., Ronald H. Klein and Richard L. Robinson. Of the remaining two members, one is our chief executive officer, currently Stephen E. Macadam, and one is an “independent” member, William B. Bell.

A majority of the members of the management committee, including the affirmative vote of at least one Dean Foods-appointed member and one Vestar CCH Preferred-appointed member, is required for certain decisions by the management committee. These decisions include:

•	issuing any equity securities, other than private offerings for less than $50 million and issuances under Consolidated Container Holdings’ option plan;

•	accepting or requiring additional capital contributions;

•	incurring debt, other than amounts permitted as of the closing date of the Formation Transactions, in excess of $80 million;

•	selling, pledging or granting a security interest in all or substantially all of our assets;

•	acquiring any business or assets in excess of $80 million, excluding acquisitions of raw materials and supplies in the ordinary course of business;

•	selling any operations or assets in excess of $80 million, excluding sales or other dispositions of inventory in the ordinary course of business;

•	entering into or amending any agreement with a member or its affiliate; and

•	expanding the scope of business beyond the plastic packaging business.

Non-Competition Arrangements

Each of the members of Consolidated Container Holdings is subject to a non-competition arrangement limiting its ability to compete in the business for plastic packaging products and plastic bottles for dairy, water or juice in the same geographical area served by Consolidated Container Holdings, us and our subsidiaries. In general, these geographic areas are in the United States and Canada. The non-competition arrangements will terminate upon the later of July 1, 2004 or upon either of Vestar CCH Preferred LLC, together with Vestar CCH LLC, Vestar

Packaging LLC and Reid Plastics Holdings, or Franklin Plastics owning less than 10% of the member units of Consolidated Container Holdings. The following exceptions apply to these non-competition arrangements:

•	Franklin Plastics may continue to operate its Puerto Rico plastic operations, which were not contributed to us.

•	Certain affiliates of Franklin Plastics may manufacture plastic packaging products solely for their own use.

•	In connection with future acquisitions, Franklin Plastics may operate any plastic packaging operations that it acquires and that generated 50% or less of the revenue of that acquired business, provided that Franklin Plastics:

•	offers to sell the competing plastic packaging operations to us within six months of that acquisition at a mutually acceptable purchase price; or

•	if a purchase price cannot be agreed upon, sells the competing plastic packaging operations to an unaffiliated third party within twelve months of that acquisition.

•	Vestar Packaging LLC and its affiliates may make (a) a non-controlling equity investment in a competing business if that equity investment is for less than $75 million and (b) a non-controlling, non-equity investment in a competing business.

•	Vestar Packaging LLC and its affiliates, excluding Reid Plastics Holdings, may operate any plastic packaging operations that either:

•	constitute 50% or less of the revenue of that acquired business and generate less than $25 million in revenue for the twelve month period prior to that acquisition;

•	constitute 50% or less of the revenue of that acquired business, provided that Vestar Packaging LLC or its appropriate affiliate (a) offers to sell the competing plastic packaging operations us within six months of that acquisition, or (b) sells the competing plastic packaging operations to an unaffiliated third-party within twelve months of that acquisition, if an agreement with us cannot be reached; or

•	are in a product category in which we and our subsidiaries have less than $25 million in revenues.

Series B Convertible Preferred Units

Consolidated Container Holdings sold a total of 45,000 Series B Convertible Preferred Units to Vestar CCH Preferred LLC, an affiliate of Vestar Capital Partners III, L.P., and to Franklin Plastics, Inc., an affiliate of Dean Foods Company, for $1,000 per unit in cash. The Series B Convertible Preferred Units, which are senior to the outstanding common units, have an initial liquidation preference of $1,000 that will increase annually by 16%. The Series B Convertible Preferred Units are convertible at any time into common units at the option of the holder or into a combination of Series C Preferred Units and common units on the third and fourth anniversaries of their issuance. The Series C Preferred Units, which are transferable and entitled to registration rights, have similar terms to the Series B Convertible Preferred Units except, among other things, (i) the liquidation preference of the Series C Preferred Units will increase annually by 14%, (ii) the Series C Preferred Units do not have preemptive rights, and (iii) the Series C Preferred Units are not convertible into common units and do not have anti-dilution rights. Subject to the terms of the new senior credit facilities, the indenture governing our senior subordinated notes and the indenture governing the notes, Consolidated Container Holdings is required to redeem the Series B Convertible Preferred Units and the Series C Preferred Units upon certain insolvency events or upon the sale, disposition or other transfer of all or substantially all of the assets of Consolidated Container Holdings and its subsidiaries. In addition, Consolidated Container Holdings shall redeem, at the option of each holder, the Series B Convertible Preferred Units and the Series C Preferred Units, to the extent not prohibited by the Company’s new senior credit facilities, the indenture governing our senior subordinated notes and the indenture governing the notes, (i) immediately following an initial public offering of equity securities of Consolidated Container Holdings or (ii) immediately prior to a change of control. As part of the Refinancing Transactions, Consolidated Container Holdings made a capital contribution to us of the $45.0 million in proceeds received from the sale of the Series B Convertible Preferred Units.

Management Agreement

We entered into a management agreement on April 29, 1999, which was amended on September 1, 2003, with Consolidated Container Holdings and Vestar Capital Partners, relating to our management and the management of Consolidated Container Holdings. Under the management agreement, we and Consolidated Container Holdings paid Vestar Capital Partners an aggregate fee of $5 million and reimbursed Vestar Capital Partners for all out-of-pocket expenses incurred by it in connection with the closing of the Formation Transactions. In addition, Vestar Capital Partners has been providing on-going management services to each of Consolidated Container Holdings and us since the closing of the Formation Transactions, including strategic, financial planning and advisory services. For these services, we pay Vestar Capital Partners an annual fee of the greater of $500,000 or 0.42% of the earnings before interest, taxes, depreciation and amortization, as defined in the management agreement, of our prior year, the prior year of Consolidated Container Holdings, and their subsidiaries on a consolidated basis, and we reimburse Vestar Capital Partners for all out-of-pocket expenses incurred by it in connection with these services. During 2003, Vestar Capital Partners agreed to waive $250,000 or 50% or their management fee under the terms of this agreement. Thus, of the $500,000 we paid Vestar Capital Partners in 2003, $250,000 represents a prepayment of the 2004 fees. The management agreement will terminate upon the earlier of Vestar Packaging, Vestar Capital Partners III, L.P., their members, the partners therein and their respective affiliates collectively owning less than 25% of the member units of Consolidated Container Holdings or following the closing of an initial public offering of Consolidated Container Holdings. Consolidated Container Holdings and the Company have also agreed to indemnify Vestar Capital Partners against some of the liabilities and costs incurred in connection with its engagement.

Limited Liability Company Agreement of Consolidated Container Company

Simultaneously with the closing of the Formation Transactions, Consolidated Container Holdings, as our sole member, entered into a limited liability company agreement for our governance. As our sole member, Consolidated Container Holdings, through its management committee, manages us under this agreement.

Supply Agreements

In July 1999, we entered into agreements to supply Suiza Foods Corporation, now known as Dean Foods Company, with bottles and bottle components. The prices for bottles are based on the prices that were in effect in July 1999 between Suiza Foods Corporation and us and are subject to adjustments based on changes in raw material, manufacturing and delivery costs. We had sales to Dean Foods of approximately $160.7 million for the year ended December 31, 2003, including both bottle and resin sales.

Trademark License Agreement

Simultaneously with the closing of the Formation Transactions, Consolidated Container Holdings and we, which are referred to collectively in this description as the licensee, entered into a trademark license agreement with Continental Can Company, Inc., then a wholly owned subsidiary of Suiza Foods Corporation, now known as Dean Foods Company. Continental Can granted licensee a non-exclusive license to use some of its trademarks in the United States. The trademark license will be royalty free as long as Dean Foods directly or indirectly owns 10% or more of licensee. Licensee will be required to pay Continental Can an annual trademark-licensing fee of $100,000 if Dean Foods directly or indirectly owns less than 10% of Licensee. For the year ended December 31, 2003, no amounts were paid under this agreement. This agreement shall remain effective until the parties agree otherwise.

Assumption Agreement

Simultaneously with the closing of the Formation Transactions, Consolidated Container Holdings and we entered into an assumption agreement with Reid Plastics Holdings to assume all of Reid Plastics Holdings’ obligations to B. Joseph Rokus under various agreements entered into between 1997 and 1999. The agreement relating to the 1997 acquisition of a controlling interest in Reid Plastics Holdings by Vestar Reid called for payments of up to $3.4 million if specified investment returns of Reid Plastics are achieved, and up to $4.8 million upon an initial public offering of Reid Plastics Holdings, if specified investment returns are achieved, or specified qualified sales of Reid Plastics Holdings by Vestar Reid, the parent of Reid Plastics Holdings and a controlled affiliate of Vestar Capital Partners III, L.P. Consolidated Container Holdings has agreed to indemnify Suiza Foods Corporation, now known as Dean Foods Company, for some of these payments. We made no payment for the year ended December 31, 2003 under the terms of the 1997 agreement. In 2003, we renegotiated certain agreements that Reid Plastics Inc. and/or Reid Plastics Holdings entered into with Mr. Rokus including his 1998 employment agreement. Under the 2003 agreement, we agreed to pay Mr. Rokus a one-time payment of $100,000 in 2003 in lieu of various compensation and benefits that would have come due to Mr. Rokus. We further agreed to make annual payments through 2014 in lieu of providing Mr. Rokus with health insurance coverage that would have been required under earlier agreements. In sum, we paid Mr. Rokus $115,000 under this agreement in 2003.

Additional Matters

Aqua Filter Fresh, Inc., of which William G. Bell and his family own 75%, and of which Mr. Bell is currently a director, has purchased containers from us at market prices and terms. In 2003, these purchases amounted to approximately $1.6 million. Aqua Filter Fresh resold a portion of those containers to Alpine Spring Water Inc., which merged into Clear Mountain Spring Water LLC in 2002. Aqua Filter Fresh owned 20% of Alpine and now owns 6% of Clear Mountain. Mr. Bell was a 10% owner and chairman of Alpine and is now a 1% owner of Clear Mountain. Clear Mountain purchased no bottles directly from us in 2003.

In addition, Aqua Filter Fresh wholly owns Bell Sales, Inc., of which Mr. Bell is a past President and is a director. Mr. Bell’s son is President of Bell Sales. Bell Sales purchases and resells containers on behalf of us. In 2003, we paid Bell Sales approximately $0.1 million in commissions.

Mr. Bell is also Executive Vice President and an 8.9% owner of Tyler Mountain Water Company, Inc., which purchases containers from us at market prices and terms. In 2003, these purchases by Tyler Mountain Water and its subsidiaries amounted to approximately $0.3 million.

Mr. Bell is also a director of Wissahickon Spring Water Company, which purchases containers from us. In 2003, these purchases amounted to $5.1 million.

B. Joseph Rokus is a trustee of Rokus Capital, of which his five minor children collectively own 100%. Rokus Capital is a 7.7% shareholder of Berkeley Industries, which purchased Omni Plastics in 2001. Omni Plastics and Reid Plastics, Inc., entered into a contract as of February 10, 1997, amended as of October 28, 1998, whereby Omni agreed to supply Reid Plastics, now doing business as Consolidated Container Company, with valves. We paid Omni approximately $2.1 million for such valves in 2003.

Richard L. Robinson is co-CEO of Robinson Dairy LLC, a wholly owned subsidiary of Dean Foods Company. Robinson Dairy purchased bottles and resin from us in 2003 totaling approximately $0.9 million.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

As part of the Refinancing Transactions, we entered into a new senior credit facility to refinance our then existing senior credit facility and to provide for working capital. The new senior credit facility includes a $220.0 million term loan facility and a $45.0 million revolving credit facility. The revolving credit facility includes a $20.0 million letter of credit sub-facility. The maturity date for both the term loan and revolving credit facilities is December 15, 2008. The term loan is amortized at the rate of one percent per annum (payable in four equal quarterly installments) until the maturity date. Interest accrues on amounts outstanding under both facilities, at our option, at either (i) the Eurodollar Rate (adjusted for maximum reserves) plus the applicable margin or (ii) the higher of the administrative agent’s prime lending rate or one-half of one percent over the federal funds rate plus the applicable margin. In addition, the senior credit facility provides for mandatory repayments from the net proceeds of asset sales, debt issuances, a portion of equity issuances, a portion of excess cash flow and insurance recoveries and condemnation events.

The new senior credit facility contains customary affirmative and negative covenants including limitations on our ability to merge, consolidate or dispose of assets, incur additional indebtedness or liens, make acquisitions and investments, engage in certain transactions with affiliates, pay dividends and other restricted payments, form subsidiaries and make capital expenditures. In addition, the new senior credit facility has financial maintenance covenants regarding first-lien debt to Consolidated EBITDA (as defined in the new senior secured credit facility), total secured debt to Consolidated EBITDA and interest coverage.

Consolidated Container Holdings LLC and all of its domestic subsidiaries guarantee the new facility. In addition, the new facility is secured by a first priority security interest in substantially all of our assets and the assets of the guarantors (other than various leasehold interests) as well as a pledge of the stock and other equity interests of the domestic subsidiaries of Consolidated Container Holdings LLC and a portion of the stock and other equity interests of the foreign subsidiaries of Consolidated Container Holdings LLC.

10 1/8% Senior Subordinated Notes due 2009

On July 1, 1999, we issued $185 million of 10 1/8% senior subordinated notes due 2009. The senior subordinated notes are registered with the SEC and are publicly-traded. The senior subordinated notes are unsecured obligations and are subordinated to all presently existing and future “Senior Debt” (as defined in the indenture governing the senior subordinated notes and which includes, with certain exceptions, all indebtedness permitted to be incurred under the indenture and not, by the express terms of such indebtedness, expressly subordinated to, or pari passu with, the senior subordinated notes.) The notes offered hereby will constitute “Senior Debt” under the indenture governing the senior subordinated notes.

The senior subordinated notes are redeemable at our option, in whole or in part, commencing July 15, 2004, initially at 105.0625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on July 15, 2007. The indenture governing the senior subordinated notes requires us to offer to repurchase the senior subordinated notes at 101% of their principal amount, plus accrued interest to the date of repurchase, in the event of a change of control.

The indenture governing the senior subordinated notes contains certain covenants that, among other things, limits our ability to incur additional indebtedness, make restricted payments, effect asset sales, create liens, make investments and guarantee indebtedness.

THIS EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

The new notes to be issued in the exchange offer will be exchanged for our old notes due 2009 that we issued on May 20, 2004. On that date, we issued $207.0 million aggregate principal amount at maturity of 10 3/4% senior notes due 2009. We issued the old notes in reliance upon an exemption from the registration requirements of the Securities Act. Concurrently, the initial purchaser of the old notes resold the old notes to investors believed to be “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance upon the exemption provided by rule 903 or 904 of Regulation S of the Securities Act. As part of the offering we entered into a registration rights agreement pursuant to which we agreed to:

•	file with the SEC by August 18, 2004, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer; and

•	use our best efforts to cause that registration statement to become effective under the Securities Act on or before November 16, 2004.

We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of this exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

For purposes of this exchange offer, the term “holder” means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, which we refer to as the “Depositary” or “DTC,” who desires to deliver the old notes by book-entry transfer at DTC. The terms “exchange agent” and “trustee” refer to The Bank of New York.

Terms of this Exchange Offer

Subject to the terms and conditions of this exchange offer, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes properly surrendered pursuant to this exchange offer and not validly withdrawn prior to the expiration date. Old notes may be surrendered only in integral multiples of $1,000. The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and will not bear legends restricting the transfer of the new notes; and

•	holders of the new notes will not be entitled to any of the registration rights of holders of old notes under the registration rights agreement.

The new notes will evidence the same indebtedness as the old notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture under which the old notes were issued. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $207.0 million in aggregate principal amount at maturity of the old notes is outstanding. All of the old notes are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on September 7, 2004 as the record date for this exchange offer for purposes of determining the persons to whom this prospectus and the accompanying letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

In connection with this exchange offer, the laws of the State of New York, which govern the indenture and the notes, do not give you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations.

For all relevant purposes, we will be regarded as having accepted properly surrendered old notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of old notes for the purposes of receiving the new notes from us.

If you surrender old notes in this exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described under “—Other Fees and Expenses.”

Conditions to this Exchange Offer; Waivers

Notwithstanding any other term of this exchange offer, or any extension of this exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate this exchange offer before acceptance of the old notes, if:

•	any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our judgment, seeks to or would prohibit, restrict or otherwise render the consummation of this exchange offer illegal, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits to us of this exchange offer;

•	any change, or any development that would cause a change, in our business or financial affairs has occurred that, in our judgment, might materially impair our ability to proceed with this exchange offer or that would materially impair the contemplated benefits to us of this exchange offer; or

•	a change occurs in the current interpretations by the staff of the SEC that, in our judgment, might materially impair our ability to proceed with this exchange offer.

If we, in our sole discretion, determine that any of the above conditions is not satisfied, we may:

•	refuse to accept any old notes and return all surrendered old notes to the surrendering holders;

•	extend this exchange offer and retain all old notes surrendered prior to the expiration date, subject to the holders’ right to withdraw the surrender of their old notes; or

•	waive any unsatisfied conditions regarding this exchange offer and accept all properly surrendered old notes that have not been withdrawn. If this waiver constitutes a material change to this exchange offer, we will promptly disclose the waiver by means of a prospectus supplement or post-effective amendment to the registration statement that includes this prospectus that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five-to-ten business-day period.

Consequences to Holders of Old Notes Not Tendering in this Exchange Offer

Participation in this exchange offer is voluntary. You are urged to consult your legal, financial and tax advisors in making your decisions on what action to take.

Old notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to a person who the seller reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in an offshore transaction complying with Rule 904 of Regulation S under the Securities Act; pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available; or

•	pursuant to an effective registration statement under the Securities Act.

Expiration Date; Extensions; Amendments

The “expiration date” is 5:00 p.m., New York City time on October 11, 2004 unless we extend this exchange offer, in which case the expiration date is the latest date and time to which we extend this exchange offer.

In order to extend this exchange offer, we will:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement that would include disclosure of the approximate number of old notes deposited and that would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

•	to delay accepting any old notes;

•	to extend this exchange offer or to terminate or amend this exchange offer, and not accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the events set forth in “—Conditions of this Exchange Offer” by giving oral or written notice to the exchange agent; or

•	to waive any conditions or otherwise amend this exchange offer in any respect, by giving oral or written notice to the exchange agent.

Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.

If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend this exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if this exchange offer would otherwise expire during the five to ten business day period.

We will have no obligation to publish, advertise or otherwise communicate any public announcement of any delay, extension, amendment (other than amendments constituting a material change to this exchange offer) or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

Effect of Surrendering Old Notes

By surrendering old notes pursuant to this exchange offer, you will be representing to us that, among other things:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, the distribution of the new notes;

•	you have no arrangement or understanding with any person to participate in the distribution of the notes;

•	you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act, you are participating in this exchange offer for your own account in exchange for old notes acquired as a result of market making activities or other trading activities and you will deliver a prospectus in connection with any resale of the notes;

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of Consolidated Container Company, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent practicable; and

•	we may rely upon these representations for purposes of this exchange offer.

In addition, if you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of your new notes. See “Plan of Distribution.”

Interest on the New Notes

Unless we elect to pay cash interest, the new notes will accrete interest on the same terms as the old notes at the rate of 10 3/4% per year from May 20, 2004 until June 15, 2007, compounded semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 2004 to an aggregate principal amount per note of $1,000 at June 15, 2007. Commencing June 15, 2007, interest on the new notes will accrue at the rate of 10 3/4% per annum and will be payable in cash semiannually on June 15 and December 15, commencing on December 15, 2007, to holders of record on the immediately preceding June 1 and December 1. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each registered note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from May 20, 2004.

Resale of the New Notes

We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth above under “ —Effect of Surrendering Old Notes.” However, if you intend to participate in a distribution of the new notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus in connection with resales, unless an exemption from registration is otherwise available. In addition, you will be subject to additional restrictions if you are an “affiliate” of Consolidated Container Company as defined under Rule 405 of the Securities Act. You will be required to represent to us in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

Our belief that you will be allowed to resell the new notes without registration is based on SEC interpretations expressed in no-action letters to other issuers in exchange offers like ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be certain that the SEC’s interpretations applicable to other exchange offers will apply to this exchange offer.

A broker-dealer that purchased old notes for market-making or other trading activities must acknowledge that it must deliver a prospectus in order to resell any new notes it receives for its own account in this exchange offer. The Letter of Transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit it is an “underwriter” within the meaning of the Securities Act. This prospectus may be used by a broker-dealer to resell any of its new notes where such new notes were acquired by the broker-dealer as a result of market-making or other trading activities. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies in the letter of transmittal for a period of 180 days after the expiration date of this exchange offer. See “Plan of Distribution” for more information regarding broker-dealers.

Acceptance of Old Notes for Exchange; Delivery of New Notes

On the settlement date, new notes to be issued in exchange for old notes in this exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to have accepted validly tendered old notes that have not been validly withdrawn as provided in this prospectus when, and if, we have given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of this exchange offer, delivery of new notes will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving old notes and transmitting new notes as of the settlement date with respect to the old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer, those unaccepted old notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of this exchange offer.

Procedures for Tendering

A holder of old notes who wishes to accept this exchange offer, and whose old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, must instruct the custodial entity to tender and consent with respect to that holder’s old notes on the holder’s behalf pursuant to the procedures of the custodial entity.

To tender in this exchange offer, a holder of old notes must either:

(i) complete, sign and date the letter of transmittal (or a facsimile thereof) in accordance with its instructions, including guaranteeing the signature(s) to the letter of transmittal, if required, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the certificates representing the old notes specified therein, to the exchange agent at the address set forth in the letter of transmittal for receipt on or prior to the expiration date; or

(ii) comply with the DTC’s Automated Tender Offer Program, or ATOP, procedures for book-entry transfer described below on or prior to the expiration date.

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. The letter of transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date of the exchange offer at one of its addresses set forth under “—Exchange Agent” in this prospectus or as set forth in the Letter of Transmittal. Old notes will not be deemed surrendered until the letter of transmittal and signature guarantees, if any, or agent’s message, are received by the exchange agent.

The method of delivery of old notes, the letter of transmittal, and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or before the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

All new notes will be delivered only in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to contact promptly a bank, broker or other intermediary (that has the capability to hold securities custodially through DTC) to arrange for receipt of any new notes to be delivered to you pursuant to the exchange offer and to obtain the information necessary to provide the required DTC participant with account information for the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Old Notes Held with DTC

If you wish to tender old notes held on your behalf by a nominee with DTC, you must:

(i) inform your nominee of your interest in tendering your old notes pursuant to the exchange offer; and

(ii) instruct your nominee to tender all old notes you wish to be tendered in the exchange offer into the exchange agent’s account at DTC on or prior to the expiration date. Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender old notes by effecting a book-entry transfer of the old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC, and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a “participant”) tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described below (see “—Withdrawal of Tenders”), as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant to the letter of transmittal are tendered (i) by a holder who has not completed the box entitled “Special Delivery Instructions” or “Special Issuance and Payment Instructions” on the letter of transmittal or (ii) for the account of an eligible institution. If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, such guarantee must be made by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal is signed by the holder(s) of old notes tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the old notes without alteration, enlargement or any change whatsoever. If any of the old notes tendered thereby are held by two or more holders, all such holders must sign the letter of transmittal. If any of the old notes tendered thereby are registered in different names on different old notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If old notes that are not tendered for exchange pursuant to the exchange offer are to be returned to a person other than the holder thereof, certificates for such old notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

If the letter of transmittal is signed by a person other than the holder of any old notes listed therein, such old notes must be properly endorsed or accompanied by a properly completed bond power, signed by such holder exactly as such holder’s name appears on such old notes. If the letter of transmittal or any old notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal (or facsimile thereof), the tendering holders of old notes waive any right to receive any notice of the acceptance for exchange of their old notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing old notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If no such instructions are given, old notes not tendered or exchanged will be returned to such tendering holder.

All questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered old notes determined by us not to be in proper form or not to be properly tendered or any tendered old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will be under any duty to give such notification or shall incur any liability for failure to give any such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any holder whose old notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the old notes. Holders may contact the exchange agent for assistance with such matters.

Withdrawal of Tenders

You may withdraw tenders of old notes at any time prior to the expiration date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the deadline described above at its address set forth under “—Exchange Agent” in this prospectus. The withdrawal notice must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	must contain a description of the old notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such old notes and the aggregate principal amount represented by such old notes; and

•	must be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes. In addition, the notice of withdrawal must specify, in the case of old notes tendered by delivery of certificates for such old notes, the name of the registered holder, if different from that of the tendering holder or, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes. The signature on the notice of withdrawal must be guaranteed by an eligible institution unless the old notes have been tendered for the account of an eligible institution.

Withdrawal of tenders of old notes may not be rescinded, and any old notes properly withdrawn will be deemed not validly tendered for purposes of this exchange offer. Properly withdrawn old notes may, however, be retendered by again following one of the procedures described in “—Procedures for Tendering” prior to the expiration date.

Exchange Agent

Bank of New York has been appointed the exchange agent for this exchange offer. Letters of transmittal and all correspondence in connection with this exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent as follows:

By Mail or Hand Delivery:	The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street—7 East
New York, NY 10286
Attn: Duong Nguyen

Phone No. 212-815-3687
Fax No. 212-298-1915

We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with this exchange offer.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by facsimile transmission, telephone, email or in person by our officers and other employees and those of our affiliates.

Tendering holders of old notes will not be required to pay any fee or commission. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, the holder may be required to pay brokerage fees or commissions.

Accounting Treatment

Since they represent the same indebtedness, the new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

DESCRIPTION OF THE NOTES

In this description, the word “Company” refers only to Consolidated Container Company LLC and not to any of its subsidiaries, the word “Capital” refers only to Consolidated Container Capital, Inc. and not to any of its subsidiaries and the word “Issuers” refers collectively to the Company and Capital. In addition, the word “Notes” refers to the old notes and new notes, collectively.

The Issuers issued the old notes, and will issue the new notes, under an indenture (the “Indenture”), among the Issuers, the Guarantors and The Bank of New York, as Trustee. The following is a summary of the material provisions of the Indenture and certain provisions of the Security Documents. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Security Documents because they define your rights as holders of the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture and forms of the Security Documents may be obtained from the Company. You can find definitions of certain capitalized terms used in this description under “—Definitions.”

Capital was incorporated in Delaware, as a wholly owned subsidiary of the Company, to serve as a co-issuer of the 10 1/8 Senior Subordinated Notes due 2009. Capital does not have any substantial operations or assets and does not have any revenues. As a result, you should not expect Capital to participate in servicing the interest and principal obligations on the Notes. See “—Covenants—Restrictions on Activities of Capital” below.

The old notes are, and the new notes will be, senior secured obligations of the Company, ranking equally with all existing and future senior obligations of the Company and ranking senior to all existing and future subordinated indebtedness of the Company. However, the proceeds of any Collateral will be used first to pay all outstanding First-Lien Obligations until such First-Lien Obligations are paid in full. Any remaining proceeds of Collateral after the payment in full of all First-Lien Obligations shall be used to repay outstanding Notes.

The old notes are, and the new notes will be, secured by a second-priority Lien to the extent described under “—Security.” After giving effect to the Refinancing Transactions, at May 20, 2004, the aggregate amount of First-Lien Obligations outstanding was $220 million, excluding approximately $13.6 million in outstanding letters of credit and unused commitments of $21.4 million under the new revolving credit facility. See “Description of Certain Indebtedness—New Senior Secured Credit Facility”.

The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes. The Company will pay principal (and premium, if any) on the Notes at the Trustee’s designated corporate trust office. At the Company’s option, interest may be paid at the Trustee’s designated corporate trust office or by check mailed to the registered address of holders.

Principal, Maturity and Interest

In addition to the Notes, the Issuers may issue a total Accreted Value at issuance of $50.0 million of additional notes (the “Additional Notes”) in one or more offerings from time to time after this offering of the Notes. Any offering of Additional Notes is subject to the covenant described below under the section “—Covenants—Additional Indebtedness and Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, waivers, amendments, redemptions and offers to purchase. The Issuers do not have any current plans to issue any Additional Notes.

The Issuers issued the old notes, and will issue the new notes, in fully registered form in denominations of $1,000 principal amount at maturity and integral multiples thereof.

The old notes were issued at a discount to their principal amount to generate aggregate gross proceeds to the Company of $150,101,910 ($725.13 per $1,000 principal amount of Notes). The Notes will mature on June 15, 2009. Unless the Issuers elect to pay cash interest as described below, the Notes will accrete from the Issue Date at a rate of 10 3/4% until June 15, 2007, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per Note at June 15, 2007 ($207,000,000 aggregate principal amount, assuming no redemptions, repayments or payment of cash interest prior to June 15, 2007). Commencing on June 15, 2007, interest on the Notes will accrue at the rate of 10 3/4% per annum and will be payable in cash semiannually on June 15 and December 15, each an Interest Payment Date, commencing on December 15, 2007, to holders of record on the immediately preceding June 1 and December 1, respectively.

Notwithstanding the foregoing, the Issuers may irrevocably elect to commence accruing cash interest before June 15, 2007. If the Issuers do elect to begin accruing and paying cash interest, such election must be made and declared on or before the Interest Payment Date (the “Cash Election Date”) preceding the first cash interest payment. From and after the Cash Election Date, (i) the Issuers will be obligated to pay cash interest on each subsequent Interest Payment Date, (ii) the principal amount Notes will cease to accrete, and cash interest shall begin to accrue, after the Cash Election Date and (iii) the outstanding principal amount at maturity of each Note will be equal to the Accreted Value of such Note as of the Cash Election Date. Except as otherwise described in the foregoing paragraph and this paragraph, cash interest on the Notes will accrue from the most recent date to which interest has been paid or, if no cash interest on the Notes has then been paid, from June 15, 2007. Interest and Accreted Value will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes under those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the holders at their addresses as listed in the register of holders.

Transfer and Exchange

A Holder may transfer or exchange Notes only as specified in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Guarantees

The Guarantors will jointly and severally guarantee the Issuers’ obligations under the Indenture and the Notes on a senior secured basis. Each Guarantee will rank pari passu in right of payment with all other senior unsecured obligations of the respective Guarantor. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. In addition, the Indenture contains some procedural limitations on the rights of holders to bring suit to enforce the Guarantees. For more information about these procedural limitations, see “—Events of Default and Remedies.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into, whether or not such Guarantor is the surviving Person, another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger, if other than such Guarantor, assumes all the obligations of that Guarantor under the Notes, the Indenture, its Guarantee, the Security documents and the Registration Rights Agreement under a supplemental indenture satisfactory to the Trustee; or

(b) the Net Proceeds of such sale or other disposition are applied under the “Asset Sale” provisions of the Indenture.

The Guarantee of a Guarantor will be released:

(1) if there is any sale or other disposition of all or substantially all of the assets of that Guarantor, including by way of merger or consolidation, to a Person that is not, either before or after giving effect to the transaction, a Restricted Subsidiary of the Company, if the Guarantor applies the Net Proceeds of that sale or other disposition in a manner that complies with the “Asset Sale” provisions of the Indenture;

(2) if there is any sale of all of the Capital Stock of a Guarantor to a Person that is not, either before or after giving effect to the transaction, a Restricted Subsidiary of the Company, if the Net Proceeds of that sale are applied in a manner that complies with the “Asset Sale” provisions of the Indenture; or

(3) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary.

See “—Repurchase at the Option of Holders—Asset Sales.”

Not all of our subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

Currently, all of the Company’s subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under “—Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company is permitted to designate some of its subsidiaries as “Unrestricted Subsidiaries.” The Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Unrestricted Subsidiaries will not guarantee the Notes.

Security

The Obligations under the Notes and the Guarantees will be secured by a second-priority Lien on all of the assets of the Issuers and the Guarantors that are pledged from time to time by the Issuers and the Guarantors to secure the Obligations under the Credit Facilities and the Hedging Obligations permitted thereunder (subject to certain exceptions specified in the Security Documents), whether now owned or hereafter acquired, including, without limitation, receivables, goods, inventory, equipment, real estate and fixtures located thereon, certain material leasehold interests, contracts, patents, copyrights, trademarks and other intellectual property (collectively, the “Collateral”); provided that the Collateral shall not include (A) foreign collateral of the Company and the Guarantors; (B) assets of the Company’s foreign Subsidiaries; (C) any capital stock, notes, instruments, other equity interests and other securities owned or held by the Company and the Guarantors; and (D) proceeds and products from any and all of the foregoing excluded collateral described in clauses (A) through (C) above (collectively, the “Excluded Collateral”). The Excluded Collateral may nevertheless secure the Issuers’ and the Guarantors’ Obligations under First-Lien Obligations, which will be secured by a first-priority Lien on the Collateral.

If the Notes become due and payable prior to the final stated maturity thereof for any reason or are not paid in full at the final stated maturity thereof and after any applicable grace period has expired, pursuant to the provisions of the Security Documents, the lenders under the Credit Facilities and/or their affiliates (the “Bank

Lenders”) will have the exclusive right to direct the Collateral Agent to foreclose (or decline to foreclose) upon, or otherwise exercise (or decline to exercise) remedies in respect of, the Collateral. In addition, neither the Trustee nor the holders of the Notes shall have any right to (a) enforce the lien or foreclose upon the Collateral, (b) vote in any bankruptcy or similar proceeding with respect to, or take any other actions concerning, the Collateral, (c) receive any proceeds from any sale, transfer or other disposition of the Collateral, (d) oppose any sale, transfer or other disposition of the Collateral, (e) object to any debtor-in-possession financing in any bankruptcy or similar proceeding which is provided by one or more Bank Lenders among others (including on a priming basis), (f) object to the use of cash collateral in respect of the Collateral in any bankruptcy or similar proceeding, or (g) seek or object to the Bank Lenders seeking any adequate protection or relief from the automatic stay with respect to the Collateral in any bankruptcy or similar proceeding. At such time as all First-Lien Obligations have been satisfied in full in cash in accordance with the terms thereof and all commitments under the Credit Facilities and all related interest rate protection and other hedging agreements shall have terminated, the Trustee will have the right to so direct the Collateral Agent in accordance with instructions from the holders of a majority in aggregate principal amount of the Notes, or in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion. At such time as all First-Lien Obligations and any other senior-priority Permitted Liens have been paid in full in cash in accordance with the terms thereof and all commitments under the Credit Facilities and all related Hedging Obligations shall have terminated, proceeds received by the Trustee from the sale of Collateral (whether directly received or paid over to the Trustee from the Collateral Agent) will be applied by the Trustee first to pay the expenses of any foreclosure (to the extent not already paid) and fees and other amounts then payable to the Trustee in its capacity as such under the Indenture and the Security Documents and, thereafter, to pay all Obligations owing to the holders under the Indenture and the Notes.

No appraisals of any of the Collateral have been prepared by or on behalf of the Issuers in connection with the issuance of the Notes. In addition, the Issuers and the Guarantors do not know and have not attempted to determine the value of the Excluded Collateral. There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Security Documents following an Event of Default would be sufficient to satisfy payments due on the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, or at all.

The collateral release provisions of the Indenture and the Security Documents permit the release of Collateral without substitution of collateral of equal value under certain circumstances. See “—Release of Collateral.”

To the extent that third parties enjoy Liens permitted by the Security Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Trustee or the holders to realize or foreclose on the Collateral. In addition, the ability of the holders to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy Limitations.”

In the case of an Asset Sale of Collateral where the consideration to be received consists in part of Capital Stock or other securities acquired by us or the Guarantors or any cash Collateral is converted into Capital Stock or other securities, such Capital Stock or other securities will no longer constitute Collateral securing the Notes, but will continue to secure our First-Lien Obligations.

Security Documents

On the Issue Date, the Collateral Agent, the Administrative Agent, the Issuers and the Guarantors entered into the Security Documents which provide for, among other things, the allocation of rights among the various creditors with respect to the Collateral.

So long as First-Lien Obligations (or commitments or letters of credit under the Credit Facilities Hedging Obligations) remain outstanding, upon the occurrence of an event of default under a Credit Facility, which would include the occurrence of an Event of Default under the indenture governing the Notes, the Bank Lenders shall have the exclusive right to determine the circumstances and manner in which Collateral shall be disposed of or realized upon and the timing of such disposition or realization, including, but not limited to, the determination of whether to release all or any portion of the Collateral from the Lien created by the Security Documents (except as described under “—Release of Collateral”) and whether to exercise remedies in respect of the Collateral following an Event of Default.

The Indenture will provide that the Issuers may not agree to any Refinancing of Indebtedness under the Credit Facilities (if any replacement Credit Facilities are to be in existence) unless, on or prior thereto, the lenders and/or a collateral agent on behalf of such lenders under the Credit Facilities (after giving effect to such Refinancing) execute appropriate replacement Security Documents to provide for a junior-priority lien in favor of the holders consistent with the priorities of various creditors described herein; provided that the Issuers need not comply with this requirement to the extent that any new Indebtedness incurred in connection with such Refinancing is not secured by any of the Collateral. If requested by the lenders providing such Refinancing or any other First-Lien Obligations incurred after the Issue Date, the Trustee, on behalf of the holders, shall enter into such intercreditor agreements, and shall take such other actions, as may be necessary or desirable to effect or evidence the subordination of the second-priority liens in favor of the holders to the liens securing First-Lien Obligations.

Certain Bankruptcy Limitations

The right of the Collateral Agent to repossess and dispose of, or otherwise exercise remedies in respect of, the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company, Capital or a Guarantor prior to the Collateral Agent having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payment with respect to the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral.

Under the Bankruptcy Code, a claim is a secured claim up to the value of the collateral that secures it. In most cases, interest stops accruing on the date of bankruptcy, but if the collateral’s value exceeds the amount of the claim, post bankruptcy petition interest will accrue up to the value of the collateral. If, on the other hand, the amount of the claim exceeds the collateral’s value, the excess constitutes an unsecured claim.

The interest of the holders in the Collateral is junior to the interest of the lenders under the Credit Facilities, who have the controlling decision making power with respect to bankruptcy decisions. In the event a bankruptcy proceeding is commenced by or against the Company and the Company enters into debtor-in-possession financings in such proceeding, the Liens on the Collateral securing the Notes and the Guarantees may, without any further action or consent by the Trustee or the holders, be made junior and subordinated to liens granted to secure such debtor-in-possession financings, subject to the right of the Trustee and the holders to request adequate protection in connection with any such subordination. If the Collateral’s value is insufficient to pay all Obligations under the Credit Facilities in full, the Obligations under the Notes will constitute unsecured claims in their entirety. It is not possible to predict what recovery (if any) would be available for unsecured claims if the Company, Capital or a Restricted Subsidiary became a debtor in a bankruptcy proceeding.

Optional Redemption

At any time prior to June 15, 2007, the Issuers may on any one or more occasions redeem up to 35% of the total principal amount at maturity of Notes issued under the Indenture at a redemption price of 110.75% of the Accreted Value thereof, plus accrued and unpaid cash interest, if any, and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings of the Company, or of Holdings to the extent the proceeds are contributed to the Company; provided that:

(1) at least 65% of the total principal amount at maturity of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption, excluding Notes held by the Company and its Subsidiaries; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except stated in the preceding paragraph, the Notes will not be redeemable at the Issuers’ option prior to June 15, 2007.

On or after June 15, 2007, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 90 days’ notice, at the redemption prices, expressed as percentages of Accreted Value, stated below plus accrued and unpaid cash interest, if any, and Liquidated Damages, if any, to the applicable redemption date, if redeemed during the periods indicated below:

Year	Percentage
From June 15, 2007 through June 14, 2008	105.375%
From June 15, 2008 through November 14, 2008	102.688%
November 15, 2008, and thereafter	100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments regarding the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 principal amount at maturity or an integral multiple thereof) of that Holder’s Notes under a Change of Control Offer on the terms stated in the Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the total Accreted Value of Notes repurchased plus accrued and unpaid cash interest, if any, and Liquidated Damages, if any, thereon, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed, under the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent these laws and regulations are applicable regarding the repurchase of the Notes as a result of a Change of Control. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Prior to mailing the notice referred to above, but in any event within 60 days following a Change of Control, the Issuers will either:

(1) repay in full all outstanding First-Lien Obligations and terminate all related commitments, or

(2) obtain the requisite consents, if any, under all agreements governing outstanding First-Lien Obligations to permit the repurchase of Notes required by this covenant.

The Issuers shall first comply with the covenant in the immediately preceding paragraph before it shall be required to repurchase Notes under the provisions described above. The Issuers’ failure to comply with the covenant described in the immediately preceding sentence will, with notice and lapse of time, constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described under clause (2) under the section “—Events of Default and Remedies.”

Rule 14e-1 requires that the Issuers not do any of the following if a Change of Control Offer occurs:

•	hold the Change of Control Offer open for less than 20 business days from the date it is first published or sent to holders;

•	increase the payment beyond two percent of all of the Notes that are subject to the Change of Control Offer, decrease the percentage of Notes being sought, reduce the Change of Control Payment or increase the dealer’s soliciting fee unless the Change of Control Offer remains open for at least 10 business days from the date that notice of any of these changes is first published or sent to holders;

•	fail to pay the Change of Control Payment or return Notes that have been tendered by holders promptly after the termination or withdrawal of the Change of Control Offer; and

•	extend the length of time of the Change of Control Offer without issuing a notice of extension by a press release or other public announcement, which discloses the approximate number of Notes deposited to date, by the earlier of (1) 9:00 a.m. New York City time on the business day following the extension and (2) the first opening of a national securities exchange if the Notes are then listed on that exchange.

To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be considered to have breached its obligations under the Change of Control provisions of the Indenture by virtue of that conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered under the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the total principal amount of Notes or portions thereof being purchased by the Issuers.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above regarding a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements stated in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly delivered and not withdrawn under the Change of Control Offer.

Notwithstanding the foregoing, the Company shall not be required to make a Change of Control Offer as provided above if, as part of or in contemplation of any Change of Control, it has made an offer to purchase (an “Alternate Offer”) any and all Notes properly delivered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in a manner that complies with the terms of such Alternate Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, close an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal (as determined by the Management Committee) to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Management Committee and, in the case of Asset Sales in excess of $10.0 million, evidenced by a resolution of the Management Committee stated in an Officers’ Certificate delivered to the Trustee;

(3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of: (A) cash or Cash Equivalents or (B) assets to be owned by the Company or any Restricted Subsidiary and used in a Permitted Business, to the extent they are concurrently with their acquisition added to the Collateral securing the Notes, or (C) Capital Stock in one or more Persons engaged in a Permitted Business that are or thereby become Wholly Owned Subsidiaries of the Company; and

(4) to the extent Capital Stock of a Person is received by the Company and its Restricted Subsidiaries pursuant to clause (3)(C) above, assets of such Person with a fair market value that is equal to or greater than (A) 75% of the fair market value of the Collateral that is the subject of such Asset Sale less (B) the fair market value of any consideration received by the Company and its Restricted Subsidiaries pursuant to clause (3)(A) or (B) above are concurrently with the acquisition added to the Collateral securing the Notes;

For purposes of clause (3) of this provision, each of the following shall be considered to be cash:

(a) any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary that are assumed by the transferee of any such assets and from which the Company or such Restricted Subsidiary is unconditionally released from further liability, in each case other than (i) contingent liabilities; (ii) liabilities that are secured by Liens junior to the Lien on the Collateral securing the Notes or any Guarantee; (iii) liabilities that are by their terms subordinated to the Notes or any Guarantee; and (iv) liabilities consisting of Disqualified Stock; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 180 days of the closing of such Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1) to repay First-Lien Obligations and, if the First-Lien Obligations repaid include revolving credit Indebtedness, to correspondingly reduce commitments regarding them;

(2) to make an investment in properties or assets that replaces the assets that are the subject of such Asset Sale;

(3) to make capital expenditures; or

(4) to make an investment in one or more businesses or to acquire other assets that are used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings that are First-Lien Obligations, invest such Net Proceeds in Cash Equivalents or Investment Grade Securities or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” Within ten business days after the date on which the total amount of Excess Proceeds exceeds $15.0 million, the Issuers will make an Asset Sale Offer to all holders of Notes. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value plus accrued and unpaid cash interest, if any, and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use the Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the total Accreted Value of Notes tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis based on the Accreted Value of Notes and the other equally ranking Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to each repurchase of Notes under an Asset Sale Offer. If there is an Asset Sale Offer, Rule 14e-1 requires that the Issuers not do any of the following:

•	hold the Asset Sale Offer open for less than 20 business days from the date it is first published or sent to holders;

•	increase the payment beyond two percent of all of the Notes that are subject to the Asset Sale Offer, decrease the percentage of Notes being sought, reduce the amount of Excess Proceeds payable to holders or increase the dealer’s soliciting fee unless the Asset Sale Offer remains open for at least 10 business days from the date that notice of any of these changes is first published or sent to holders;

•	fail to pay the Excess Proceeds payable to holders or return Notes that have been tendered by holders promptly after the termination or withdrawal of the Asset Sale Offer; and

•	extend the length of time of the Asset Sale Offer without issuing a notice of extension by a press release or other public announcement, which discloses the approximate number of Notes deposited to date, by the earlier of (1) 9:00 a.m. New York City time on the business day following the extension and (2) the first opening of a national securities exchange if the Notes are then listed on that exchange.

To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be considered to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The agreements governing the Issuers’ outstanding First-Lien Obligations prohibit the Issuers from purchasing any Notes, and also provide that specified change of control or asset sale events regarding the

Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to First-Lien Obligations to which the Issuers become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their First-Lien Obligations lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing Notes by the terms of the First-Lien Obligations. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under such First-Lien Obligations.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

•	If the Notes are listed on a principal national securities exchange, the Trustee will select Notes in compliance with the requirements of that exchange.

•	If the Notes are not listed on a principal national securities exchange, the Trustee will select Notes on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $1,000 or less principal amount at maturity shall be redeemed in part. If a partial redemption is made with the Net Proceeds of an Equity Offering, the Trustee will select the Notes to be redeemed only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the Accreted Value thereof to be redeemed. A new Note in Accreted Value equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, principal ceases to accrete and interest ceases to accrue on Notes or portions of them called for redemption.

Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment regarding any merger or consolidation involving the Company or any of its Restricted Subsidiaries, or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such, other than dividends or distributions payable in Equity Interests, (other than Disqualified Stock, of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value, including from any merger or consolidation involving the Company, any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or regarding, or purchase, redeem, defease or otherwise acquire or retire for value, in each case, prior to its scheduled maturity date or due date, any Indebtedness that is a Subordinated Obligation, except:

(a) a mandatory sinking fund payment or a payment of interest or principal that is paid within one year prior to the Stated Maturity of such Subordinated Obligation; or

(b) Indebtedness permitted under clause (6) of the covenant described below under “—Additional Indebtedness and Preferred Stock”; or

(4) make any Restricted Investment (all the payments and other actions stated in clauses (1) through (4) above being collectively referred to as “Restricted Payments”);

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect to them as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to borrow or issue at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test stated in the first paragraph of the covenant described below under the section “—Additional Indebtedness and Preferred Stock;” and

(3) such Restricted Payment, together with the total amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture, excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (11), (14) and (15) of the next succeeding paragraph, is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period, taken as one accounting period, from the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the total net proceeds, including cash and the fair market value of property other than cash, received by the Company after the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company, other than Disqualified Stock, or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests, other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company, plus

(c) to the extent that any Restricted Investment that was made after the date of the Indenture is sold or otherwise liquidated or repaid, the total amount received in cash and the fair market value of property other than cash received regarding the Restricted Investment, plus

(d) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, transfers or conveys assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries, the fair market value of such Investment in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer, or of the assets transferred or conveyed, as applicable, after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or with the assets so transferred or conveyed.

The preceding covenant will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations of the Company or any Restricted Subsidiary or of any Equity Interests (the “Retired Equity Interests”) of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company (the “Refunding Equity Interests”); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the declaration and payment of dividends on the Retired Equity Interests out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of Refunding Equity Interests; provided that the amount of any such proceeds that are utilized for any such dividends shall be excluded from clause (3)(b) of the preceding paragraph;

(4) the defeasance, redemption, repurchase or other acquisition of Subordinated Obligations of the Company or any Restricted Subsidiary with the net cash proceeds from borrowing or issuance of Permitted Refinancing Indebtedness;

(5) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(6) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company or any direct or indirect parent of the Company held by any future, present or former member of the Company’s, or any of its Restricted Subsidiaries’, management or any director, employee or consultant of the Company or any of its Restricted Subsidiaries under any management equity subscription agreement or stock option agreement or by any employee upon retirement of such employee; provided that the total price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed in any calendar year $5.0 million, with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year; provided further that such amount in any calendar year may be increased by any amount not to exceed

(a) the cash proceeds from the sale of Equity Interests of the Company (or of Holdings that are contributed to the Company), to members of management, directors or consultants of the Company and its Subsidiaries or the Principals and/or any of the other shareholders of Holdings as of the Issue Date that occurs after the date of the Indenture, provided that such proceeds have not been included for the purpose of determining whether a previous Restricted Payment was permitted under the preceding paragraph, plus

(b) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the date of the Indenture;

(7) so long as the Company is a limited liability company treated as a partnership or an entity disregarded as separate from its owner for federal and state income tax purposes, and prior to any distribution of any Tax Amount, the Company delivers an officers’ certificate to such effect, distributions to members of the Company in an amount not to exceed the Tax Amount regarding the Company for the period;

(8) the making of distributions, loans or advances to Holdings in order to permit the Company to pay the ordinary operating expenses of Holdings, including directors’ fees, indemnification obligations, professional fees and expenses;

(9) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or assumed as stated under the covenant described below under the section “Additional Indebtedness and Preferred Stock”;

(10) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock; provided that for the most recently ended four full fiscal quarters for which internal financial statements are available preceding the date of declaration of any such dividend or distribution, after giving effect to such dividend or distribution as a Fixed Charge on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.0 to 1.0;

(11) the repurchase of, or a dividend or distribution to fund the repurchase of, Equity Interests of the Company or any direct or indirect parent of the Company considered to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(12) so long as no Default—except for any Default stated below in clause (3) or (7) under the section “Events of Default and Remedies”—has occurred and is continuing or would be caused thereby, the payment of dividends on the Company’s common Equity Interests, or the payment to Holdings to fund the payment by Holdings of dividends on Holdings’ common Equity Interests, following the first public offering of common Equity Interests of the Company or Holdings, as the case may be, after the date of the Indenture, of up to 6% each year of the net proceeds received by the Company or contributed to the Company by Holdings, as the case may be, in such public offering;

(13) the repurchase, retirement or other acquisition for value, or dividend or distribution to fund the repurchase, retirement or other acquisition, of Equity Interests of the Company or any direct or indirect parent of the Company in existence on the date of the Indenture and that are not held by the Principals or any of their Related Parties on the date of the Indenture, including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement, provided that

(a) the total amounts paid under this clause (13) shall not exceed $20.0 million at any time after the Issue Date; and

(b) with respect to amounts paid under this clause (13) in an aggregate amount in excess of $7.5 million since the Issue Date, after giving effect to such payments, the Company would be permitted to borrow or issue at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test stated in the first sentence of the covenant described below under “—Additional Indebtedness and Preferred Stock”;

(14) Investments that are made with Excluded Contributions; and

(15) so long as no Default, except for any Default set stated in clause (3) or (7) under the section “Events of Default and Remedies”, has occurred and is continuing or would be caused thereby, other Restricted Payments in a total principal amount not to exceed $7.5 million.

The amount of all Restricted Payments, other than cash, shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Restricted Subsidiary, as the case may be, under the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Management Committee whose resolution regarding them shall be delivered to the Trustee. The Management Committee determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Issuers shall deliver to the Trustee an Officers’ Certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be considered to be a Restricted Payment for purposes of this covenant; provided, in each case, that the amount thereof is included in Fixed Charges of the Company as accrued.

Additional Indebtedness and Preferred Stock

The Company:

(a) will not, and will not permit any of its Subsidiaries to incur, create, issue, assume, guarantee or otherwise become liable, contingently or otherwise (collectively, “borrow or issue”) regarding any Indebtedness, including Acquired Debt;

(b) will not issue any Disqualified Stock; and

(c) will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of preferred stock;

provided, however, that the Issuers and the Guarantors may borrow or issue Indebtedness, including Acquired Debt, or issue Disqualified Stock, and the Company’s Restricted Subsidiaries that are not Guarantors may incur Acquired Debt (provided that such Acquired Debt was not incurred in contemplation of or in connection with such Person merging with or into or becoming a Restricted Subsidiary of the Company), if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which the additional Indebtedness is borrowed or issued or the Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0. The Fixed Charge Coverage Ratio is to be determined on a pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been borrowed or issued or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of that four-quarter period.

The first paragraph of this covenant will not prohibit the borrowing or issuance of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the borrowing or issuance by the Company and its Restricted Subsidiaries of Indebtedness under Credit Facilities in a total principal amount at any one time outstanding under this clause (1) not to exceed $265.0 million outstanding at any one time, less (x) the amount of all mandatory repayments of term loans made under, and permanent commitment reductions made in the revolving credit portion of, First-Lien Obligations under the Credit Facilities with Net Proceeds of Asset Sales applied thereto as required by the “—Repurchase at the Option of Holders—Asset Sales” covenant and (y) the amount of any Indebtedness outstanding pursuant to clause (17) of this definition of “Permitted Debt”;

(2) the borrowing or issuance by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the borrowing or issuance by the Issuers and the Guarantors of Indebtedness represented by the $207.0 million in total principal amount at maturity of the Notes to be issued on the Issue Date, the related Guarantees to be issued on the date of the Indenture and the Exchange Notes and the related Guarantees to be issued under the Registration Rights Agreement; and

(4) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, borrowed or issued for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or the Restricted Subsidiary, in a total principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and borrowed or issued under this clause (4)and including all Permitted Refinancing Indebtedness borrowed or issued to refund, Refinance or replace any Indebtedness borrowed or issued under this clause (4), does not exceed 15% of the Total Assets at the time of the respective borrowing or issuance;

(5) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, Refinance or replace Indebtedness, other than intercompany Indebtedness, that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (16) of this paragraph;

(6) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Issuers or any Guarantor is the obligor on the Indebtedness and the lender is not a Guarantor, the Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations regarding the Notes, in the case of the Issuers, or the Guarantees, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be considered, in each case, to constitute a borrowing or issuance of the Indebtedness by the Company or the Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are borrowed or issued:

(a) for the purpose of fixing or hedging interest rate risk regarding any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding;

(b) for the purpose of fixing or hedging currency exchange rate risk regarding any currency exchanges; or

(c) for the purpose of fixing or hedging commodity price risk regarding any commodity purchases;

(8) the guarantee by the Issuers or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be acquired by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be considered to be a borrowing or issuance of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) the borrowing or issuance by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be considered to constitute a borrowing or issuance of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (10);

(11) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations regarding letters of credit issued in the ordinary course of business, including, letters of credit in respect of workers’ compensation claims or self- insurance, or other Indebtedness regarding reimbursement type obligations regarding workers’ compensation claims or self-insurance;

(12) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, borrowed or issued or assumed regarding the disposition of any business, assets or Capital Stock of a Subsidiary, other than guarantees of Indebtedness borrowed or issued by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(13) the issuance of preferred stock by any of the Company’s Restricted Subsidiaries issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Equity Securities or any other event that results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any shares of preferred stock, except to the Company or another Restricted Subsidiary, shall be considered, in each case to be an issuance of shares of preferred stock;

(14) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by the Company or such Restricted Subsidiary in the ordinary course of business;

(15) the borrowing or issuance by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock not otherwise permitted under this covenant or the covenant described under “—Sale and Leaseback Transactions” in a total principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and borrowed or issued under this clause (15), does not exceed $50.0 million;

(16) the incurrence of Acquired Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in a manner that complies with the terms of the Indenture; provided that the Indebtedness or Disqualified Stock is not borrowed or issued in contemplation of the acquisition or merger; provided further that after giving effect to such acquisition, either:

(a) the Company would be permitted to borrow or issue at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test stated in the first sentence of this covenant; or

(b) the Fixed Charge Coverage Ratio is greater than immediately prior to the acquisition; and

(17) the borrowing or issuance of any Indebtedness by a Receivables Subsidiary that is not recourse to the Company or any other Restricted Subsidiary of the Company, other than Standard Securitization Undertakings, borrowed or issued regarding a Qualified Receivables Transaction.

For purposes of determining compliance with this “Additional Indebtedness and Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be borrowed or issued under the first paragraph of this covenant, the Company will be permitted to classify the item of Indebtedness on the date of its borrowing or issuance, or later reclassify all or a portion of the item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be considered to have been borrowed or issued on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The Company will not, and will not permit Capital or any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company (and Capital, if applicable) or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company (and Capital, if applicable) or such Guarantor, as the case may be.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause to exist or become effective any Liens (other than Permitted Liens) of any kind against or upon any of their respective property or assets, or any proceeds, income or profit therefrom, which secure any Indebtedness, Attributable Debt or trade payables of the Company or a Guarantor, unless such Lien relates to assets not constituting Collateral and:

(1) in the case of Liens securing Subordinated Obligations of the Company or a Guarantor, the Notes are or such Guarantor’s Guarantee is, as the case may be, secured by a Lien on such property, assets, proceeds, income or profit that is senior in priority to such Liens; and

(2) in all other cases, the Notes are or such Guarantor’s Guarantee is, as the case may be, equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or regarding any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) the Credit Facilities as in effect on the date of the Indenture;

(2) contractual encumbrances or restrictions as in effect on the date of the Indenture, including regarding Existing Indebtedness;

(3) the Indenture, the Notes, the Exchange Notes, the Guarantees and the Security Documents;

(4) applicable law or regulation;

(5) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of the acquisition, except to the extent such Indebtedness was borrowed or issued as part of or in contemplation of the acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) customary provisions in leases entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of assets, including, without limitation customary restrictions regarding a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being Refinanced;

(10) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(11) provisions regarding the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13) other Indebtedness of any Restricted Subsidiary that is not a Domestic Subsidiary permitted to be borrowed or issued subsequent to the date of the Indenture under the provisions of the covenant described above under “—Additional Indebtedness and Preferred Stock”;

(14) any encumbrance or restrictions of the type referred to in clauses (1), (2) and (3) of the preceding paragraph imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or Refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or Refinancings are, in the good faith judgment of the Management Committee, no more restrictive, taken as a whole, regarding dividend and other payment restrictions than those contained in such contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or Refinancing;

(15) any agreement relating to a sale and leaseback transaction or Capital Lease Obligation, but only on the property subject to the transaction or Capital Lease Obligation and only to the extent that the restrictions or encumbrances are customary regarding a sale and leaseback transaction or Capital Lease Obligation;

(16) any encumbrance or restriction that will not in the aggregate cause the Issuers not to have the funds necessary to pay the principal of, premium, if any, or interest on the Notes and First-Lien Obligations;

(17) the subordination in right of payment of any intercompany obligations between the Company and its Restricted Subsidiaries to any unsubordinated Indebtedness; provided that any such intercompany obligations are subordinated to the Notes to at least the same extent as such intercompany obligations are subordinated to the other unsubordinated Indebtedness;

(18) restrictions in any agreement with a non-Affiliate minority stockholder of any Restricted Subsidiary that is not a Wholly-Owned Subsidiary requiring the consent of such minority shareholder to the payment of dividends, the payment of any Indebtedness of such Restricted Subsidiary, the making of loans or advances or the transfer of assets by such Restricted Subsidiary which require that such payments or transfers be made on a pro rata basis; or

(19) any other agreement, instrument or document relating to Indebtedness other than Subordinated Obligations hereafter in effect, provided that the terms and conditions of such encumbrances or restrictions are not more restrictive than those encumbrances or restrictions imposed as part of the First-Lien Obligations under the Credit Agreement as in effect on the date of the Indenture.

Merger, Consolidation or Sale of Assets

The Company may not:

(1) consolidate or merge with or into another Person (whether or not the Company is the surviving entity); or

(2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person;

unless:

(1) either: (a) the Company is the surviving corporation or entity; or (b) the Person formed by or surviving any such consolidation or merger, if other than the Company, or to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided that at any time the Company or its successor is a limited liability company or a partnership, there shall be a co-issuer of the Notes that is a corporation, with its activities limited to the same extent as Capital under the covenant described in “—Restrictions on Activities of Capital”;

(2) the Person formed by or surviving any such consolidation or merger, if other than the Company or Capital, or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Indenture, the Security Documents and the Registration Rights Agreement under agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger, if other than Capital, or the Person, if other than Capital, to which such sale, assignment, transfer, conveyance, lease or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either

(a) be permitted to borrow or issue at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test stated in the first paragraph of the covenant described above under the section “—Covenants—Additional Indebtedness and Preferred Stock”; or

(b) have a Fixed Charge Coverage Ratio that is greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to that transaction.

The predecessor Company will not be relieved from its obligations to pay the principal of, and interest on the Notes except in the case of a sale, but not lease, of all of the Company’s assets that meets the requirements of this covenant. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries, except for compliance with the additional conditions set forth in the last paragraph of this covenant.

Notwithstanding the foregoing, the Company is permitted to reorganize as a corporation under the procedures established in the Indenture, and may merge or consolidate with an Affiliate for this purpose, provided that the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of the reorganization.

The following additional conditions shall apply to each transaction described in the above paragraphs:

(1) the Company or the relevant surviving entity, as applicable, will cause to be filed such amendments or other instruments, if any, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such Person, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(2) the Collateral owned by or transferred to the Company or the relevant surviving entity, as applicable, shall: (a) continue to constitute Collateral under the Indenture and the Security Documents; and (b) not be subject to any Lien other than Liens permitted by the Indenture and the Security Documents;

(3) the assets of the Person which is merged or consolidated with or into the relevant surviving entity, to the extent that they are assets of the types which would constitute Collateral under the Security Documents and which would be required to be pledged thereunder, shall be treated as after-acquired property and such surviving entity shall take such action as may be reasonably necessary to cause such assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture; and

(4) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and, if a supplemental Indenture or supplemental Security Documents, are required in connection with such transaction, such supplemental Indenture and Security Documents comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental Indenture and Security Documents are enforceable, subject to customary qualifications.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) regarding any Affiliate Transaction or series of related Affiliate Transactions involving total consideration in excess of $5.0 million, such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(a) regarding any Affiliate Transaction or series of related Affiliate Transactions involving total consideration in excess of $5.0 million, a resolution of the Management Committee stated in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Management Committee; and

(b) regarding any Affiliate Transaction or series of related Affiliate Transactions involving total consideration in excess of $10.0 million, an opinion as to the fairness to the holders of the Notes of the Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be considered to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or consulting agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in such Person;

(4) payment of reasonable directors’ fees and the provision of customary indemnities to directors and officers;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(6) Restricted Payments that are permitted by the provisions of the Indenture described above under the section “—Covenants—Restricted Payments”;

(7) the payment, directly or through the Company, of annual management, consulting, monitoring and advisory fees and related expenses to Vestar and its Affiliates in accordance with the Management Agreement;

(8) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(9) payments or loans to employees or consultants that are approved in good faith by a majority of the Management Committee of the Company;

(10) any agreement, and payments pursuant thereto, as in effect on the date of the Indenture, including the Permitted Agreements, or any amendment or replacement thereto, so long as such amendment or replacement is not disadvantageous to the holders in any material respect, or any transaction contemplated thereby;

(11) the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, the Contribution and Merger Agreement, or any agreement contemplated thereunder, including any registration rights agreement or purchase agreement related thereto, to which it is a party as of the date of the Indenture and any similar agreements that it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the Indenture shall only be permitted by this clause (11) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders in any material respect;

(12) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the majority of the Management Committee or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

(13) payments by the Company or any of its Restricted Subsidiaries to the Principals made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including regarding acquisitions or divestitures, which payments are approved by the majority of the Management Committee in good faith.

Additional Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and supplemental Security Documents within 10 Business Days of the date on which it was acquired or created; provided that (i) all Subsidiaries that have properly been designated as Unrestricted Subsidiaries under the Indenture shall not become Guarantors for so long as they continue to constitute Unrestricted Subsidiaries and (ii) the foregoing covenant shall not apply to any newly acquired or created Domestic Subsidiary for so long as such Domestic Subsidiary does not have total assets exceeding $500,000.

The following additional requirements shall apply:

(1) the Company and the new Guarantor will cause to be filed such amendments or other instruments, if any, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such new Guarantor, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(2) any Collateral owned by or transferred to the new Guarantor shall: (a) continue to constitute Collateral under the Indenture and the Security Documents; and (b) not be subject to any Lien other than Liens permitted by the Indenture and the Security Documents; and

(3) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such supplemental Indenture and Security Documents comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental Indenture and Security Documents are enforceable, subject to customary qualifications.

Designation of Restricted and Unrestricted Subsidiaries

The Management Committee may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the total fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be considered to be an Investment made as of the time of such designation and will either reduce the amount available for Restricted Payments under the first paragraph or under clause (14) or (15) of the covenant described above under the section “—Covenants—Restricted Payments” or reduce the amount available for future Investments under one or more clauses of the definition of Permitted Investments, as the Company shall determine. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Management Committee may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) the Company or that Restricted Subsidiary, as applicable, could have borrowed or issued Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the section “—Covenants—Additional Indebtedness and Preferred Stock” or under clause (15) thereof;

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Management Committee and stated in an Officers’ Certificate delivered to the Trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the section “—Repurchase at the Option of Holders—Asset Sales.”

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Company to any Person, other than the Company or a Wholly Owned Restricted Subsidiary of the Company, unless the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the section “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Company will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests, other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares, to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company, unless the cash Net Proceeds from such issuance are applied in accordance with the covenant described above under the section “—Repurchase at the Option of Holders—Asset Sales.”

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Restricted Subsidiaries that is not a Guarantor (whether formed or acquired before or after the Issue Date), directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company, unless, in any such case:

(1) such Restricted Subsidiary executes and delivers a supplemental Indenture to the Indenture, providing a guarantee of payment of the Notes by such Restricted Subsidiary,

(2) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Subordinated Obligation shall be subordinated to such Guarantor’s guarantee of the Notes; and

(3) such Restricted Subsidiary complies with the additional requirements set forth in the section “—Additional Guarantees.”

Notwithstanding the preceding paragraph, any Guarantee of the Notes will provide by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the section “—Additional Guarantees.” The form of the Guarantee will be attached as an exhibit to the Indenture.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame stated in the solicitation documents relating to the consent, waiver or agreement.

Restrictions on Activities of Capital

Capital will not hold any material assets, become liable for any material obligations, other than the Notes, or engage in any significant business activities; provided that Capital may be a co-obligor regarding Indebtedness if the Company is a primary obligor of such Indebtedness and the net proceeds of such Indebtedness are received by the Company or one or more of the Company’s Restricted Subsidiaries other than Capital.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Issuers will furnish to the holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, regarding the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, following the consummation of the exchange offer contemplated by the prospectus, whether or not required by the Commission, the Issuers will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, the Issuers and the Guarantors have agreed that, for so long as any Notes, but not Exchange Notes, remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered under Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s

Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Impairment of Security Interest

The Company will not, and the Company will not permit any of its Restricted Subsidiaries to, take, or knowingly omit to take, any action, which action or omission would have the effect of causing a Lien to be created in favor of the Collateral Agent or the Bank Lenders (in their respective capacities as such) on any property or assets of the type that would constitute Collateral unless a Lien is created in favor of the Collateral Agent for the benefit of the Notes Secured Creditors with respect to such property or assets (which Lien in favor of the Notes Secured Creditors shall have the priority set forth in the Security Documents). Such Lien in favor of the Collateral Agent for the benefit of the Notes Secured Creditors shall at all times be in accordance with the provisions of the Indenture and the Security Documents.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or premium or Liquidated Damages, if any, regarding, the Notes;

(2) default in payment when due of the principal of the Notes;

(3) failure by the Company or any of its Subsidiaries to comply with the provisions described under the sections “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales”;

(4) failure by the Company or any of its Subsidiaries for 60 days after notice by the Trustee or by the holders of at least 25% in principal amount of the Notes to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, deed of trust, deed to secure debt, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries, or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to pay principal at the final stated maturity of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay judgments, aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and nonappealable, and in the event such judgment is covered by insurance, an enforcement proceeding has been initiated by any creditor upon such judgment or decree that is not promptly stayed;

(7) except as permitted by the Indenture, any Guarantee by a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Guarantee;

(8) specified events of bankruptcy or insolvency regarding the Company or any of its Significant Subsidiaries; and

(9) so long as the Security Documents have not otherwise been terminated in accordance with their terms or the Collateral as a whole has not otherwise been released from the Lien of the Security Documents in accordance with the terms thereof, (a) a default by the Company or any Guarantor which is a Significant Subsidiary in the performance of the Security Documents which materially and adversely affects the enforceability, validity, perfection or priority of the Lien granted to the Collateral Agent on the Collateral, in each case taken as a whole, (b) a repudiation or disaffirmation by the Company or any Guarantor that is a Significant Subsidiary of its material obligations under the Security Documents or (c) the determination in a judicial proceeding that all or any material portion of the Security Documents, taken as a whole, are unenforceable or invalid against the Company or any Guarantor that is a Significant Subsidiary for any reason.

In the case of an Event of Default arising from specified events of bankruptcy or insolvency regarding the Company, the Accreted Value of all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, (1) the Trustee, upon request of holders of at least 25% in principal amount at maturity of the Notes then outstanding, or (2) the holders of at least 25% in principal amount at maturity of the then outstanding Notes may declare the Accreted Value of all Notes to be due and payable by notice in writing to the Company and the Trustee. The notice will specify the respective Event of Default and that the notice is a “notice of acceleration” (the “Acceleration Notice”). At that time, the Accreted Value of all Notes (1) will become immediately due and payable or (2) if there are any amounts of First-Lien Obligations outstanding under the Credit Agreement, will become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five Business Days after receipt by the Company and the representative of creditors holding First-Lien Obligations under the Credit Agreement of the Acceleration Notice but only if that Event of Default is then continuing.

Holders of the Notes may enforce the Indenture or the Notes subject to specified limitations in the Indenture. Subject to specified limitations, holders of a majority in principal amount at maturity of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. Regardless of the provisions summarized above, the right of any Holder of a Note to receive payment of principal, premium, if any, and Liquidated Damages, if any, and interest on the Note, on or after the due dates for these payments, or to bring suit for the enforcement of any payment on or after these dates, will not be impaired or affected without the consent of that Holder.

The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages, if it determines that withholding notice is in their interest. The Trustee may only withhold that notice, however, if the management committee of Consolidated Container Holdings or an executive committee established by the management committee and/or responsible officers of the trustee in good faith determine that the withholding of that notice is in the interests of the holders of the Notes.

The holders of a majority in total principal amount at maturity of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Managers, Directors, Officers, Employees, Stockholders and Members

No manager, director, officer, employee, incorporator, stockholder or member of the Company, Capital or any Guarantor, as such, shall have any liability for any obligations of the Company, Capital or the Guarantors under the Notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of its obligations discharged regarding the outstanding Notes and all obligations of the Guarantors discharged regarding their Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations regarding the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released regarding specified covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default regarding the Notes. In the event Covenant Defeasance occurs, specified events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default regarding the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

(a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either:

(a) on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or

(b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the Indenture, to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Issuers must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Issuers or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company or Capital under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable federal bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8) the Issuers must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding, including, consents obtained under a purchase of, or tender offer or exchange offer for, Notes, and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes, including, consents obtained under a purchase of, or tender offer or exchange offer for, Notes.

Without the consent of each Holder affected, an amendment or waiver may not, regarding any Notes held by a non-consenting Holder:

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the Accreted Value of or change the fixed maturity of any Note or alter the provisions regarding the redemption of the Notes, other than provisions relating to the covenants described above under the section “—Repurchase at the Option of Holders”;

(3) reduce the rate of or change the time for accretion of principal or payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes, except a rescission of acceleration of the Notes by the holders of at least a majority in total principal amount of the Notes and a waiver of the payment default that resulted from such acceleration;

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to the rights of holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7) waive a redemption payment regarding any Note, other than a payment required by one of the covenants described above under the section “—Repurchase at the Option of Holders”;

(8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, without the consent of the holders of at least 66 2/3% in principal amount of the Notes then outstanding, (a) no amendment may release from the Lien of the Indenture or the Notes and the Security Documents all or substantially all of the Collateral otherwise than in accordance with the terms of such Security Documents and (b) no amendment to, or waiver of, the provisions of the Indenture or the Security Documents may alter the priority of the Lien securing the Collateral in any manner that adversely affects the rights of the holders of the Notes.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s, Capital’s or any Guarantor’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s, Capital’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA; or

(6) release, modify or supplement the Notes Secured Creditors’ Lien or execute other intercreditor, subordination or further assurances agreements with respect to Collateral in accordance with the terms and conditions of the Indenture and the Security Documents.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued under it, when the Issuers or any Guarantor have paid or caused to be paid all sums payable by it under the Indenture and:

(1) all Notes that have been authenticated—except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuers—have been delivered to the Trustee for cancellation; or

(2) the following three conditions have been met:

(a) (1) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and (2) the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders. The trust funds shall be cash in U.S. dollars, non-callable Government Securities, or a combination of them, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default shall have occurred and be continuing on the date of the deposit or shall occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which any of the Issuers or any Guarantor is a party or by which any of the Issuers or any Guarantor is bound; and

(c) the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Release of Collateral

(a) For so long as there are any First-Lien Obligations or commitments or letters of credit under the Credit Facilities or any Hedging Obligations outstanding, the Bank Lenders shall have the exclusive right and authority, whether before or after the occurrence of an event or default under a Credit Facility or an Event of Default under the Indenture, to determine the release, sale or other disposition of the Collateral and any consent by the Bank Lenders to the release of their Lien upon any of the Collateral shall be binding upon the holders of Notes and shall be deemed to be a release of the Notes Secured Creditors’ Lien; provided that no release of the Notes Secured Creditors’ Lien on the Collateral shall be made if the Collateral to be released is not the subject of a sale or other disposition and such release is being made in connection with or in contemplation of the repayment in full of the First-Lien Obligations.

(b) At such time as all First-Lien Obligations, all commitments and letters of credit under the Credit Facilities, all related Hedging Obligations and any other senior-priority Permitted Liens have been satisfied in full in cash in accordance with the terms thereof and/or terminated, except as set forth in paragraphs (c) and (d) below and subject to “—Amendment, Supplement and Waiver,” the Trustee will have the exclusive right and authority to determine the release, sale or other disposition of the Collateral in accordance with instructions from the holders of a majority in aggregate principal amount of Notes or, in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion.

(c) At such time as all First-Lien Obligations, all commitments and letters of credit under the Credit Facilities, all related Hedging Obligations and any other senior-priority Permitted Liens have been satisfied in full in cash in accordance with the terms thereof and/or terminated, the Company and the Guarantors shall have the right to obtain a release of items of Collateral (the “Released Interest”) in connection with an Asset Sale upon compliance with the condition that the Company deliver to the Trustee the following:

(1) an officers’ certificate stating that:

(i) such Asset Sale complies with the terms and conditions of the Indenture with respect to Asset Sales; and

(ii) all Net Proceeds from the sale of the Released Interest will be applied pursuant to the provisions of the Indenture with respect to Asset Sales;

(2) all documentation necessary or reasonably requested by the Trustee to grant to the Trustee a first priority security interest in and Lien on all Collateral (other than cash or Cash Equivalents) comprising a portion of the consideration received in such Asset Sale, if any, to the extent such security interest and Lien are required by the Indenture or the Security Documents; and

(3) all documentation required by the TIA, if any, prior to the release of the Collateral.

Upon compliance by the Company with the conditions set forth in this paragraph (c), the Trustee will instruct the Collateral Agent to release the Released Interest from the Lien in favor of the Collateral Agent for the benefit of the Notes Secured Creditors.

(d) If at any time pursuant to the provisions of the Indenture (including in connection with an Asset Sale comprising the sale of Equity Interests of a Guarantor), a Guarantor is released from its guarantee obligations with respect to the Notes, such Guarantor shall have the right to obtain a release from the Notes Secured Creditors’ Lien on any Collateral pledged by such Guarantor and the Company shall have the right to request a release of the Notes Secured Creditors’ Lien on any Equity Interests of the Guarantor pledged by the Company.

(e) At such time as all First-Lien Obligations, all commitments and letters of credit under the Credit Facilities, all related Hedging Obligations have been satisfied in full in cash in accordance with the terms thereof and/or terminated, subject to the provisions of the Indenture and the Security Documents, the Company and the Guarantors may, without any release or consent by the Trustee or the Collateral Agent, perform a number of activities permitted by Article 9 of the Uniform Commercial Code of the relevant states in the ordinary course in respect of the Collateral, including any sale or disposition of assets not constituting an Asset Sale. Upon any such permitted sale or other disposition (other than sales or dispositions to the Company or a Guarantor), such assets shall be sold free and clear of Liens created by the Security Documents.

(f) If at any time pursuant to, and in compliance with, the provisions of the Indenture described in “—Legal Defeasance and Covenant Defeasance” the Issuers shall exercise Legal Defeasance or Covenant Defeasance, the Company and the Guarantors shall have the right to obtain a release from the Notes Secured Creditors’ Lien on any Collateral pledged by the Company and the Guarantors.

Taking and Destruction

At such time as all First-Lien Obligations, all commitments and letters of credit under the Credit Facilities and all related Hedging Obligations have been satisfied in full in cash in accordance with the terms thereof and/or terminated, upon any Taking or Destruction of any Collateral, all Net Insurance Proceeds received by the Company or any Guarantor shall be deemed Net Proceeds and shall be applied in accordance with “—Repurchase at the Option of Holders—Asset Sales.”

Use of Trust Monies

To the extent received by the Trustee pursuant to the provisions of the Indenture, the Security Documents or otherwise, all Trust Monies shall be held by the Trustee as a part of the Collateral securing the Notes and, so long as no Event of Default has occurred and is continuing, Applicable Trust Monies shall, at the direction of the Company, be (a) applied by the Trustee from time to time to the payment of the principal of, premium, if any, and interest on any Notes at maturity or upon redemption or retirement, or to the purchase of Notes upon tender or in the open market or otherwise, in each case in compliance with the Indenture or (b) released to the extent such cash would be considered Collateral under the Security Documents following such release.

The Trustee shall be entitled to apply any Applicable Trust Monies to cure any payment Event of Default. Trust Monies deposited with the Trustee shall be invested in Cash Equivalents pursuant to the direction of the Company and, so long as no Default or Event of Default has occurred and is continuing, the Company shall be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuers or any Guarantor, the Indenture limits its right to obtain payment of claims in specified cases, or to realize on specified property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to specified exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Definitions

We provide below some of the defined terms which are used in this section and in the Indenture. Reference is made to the Indenture for a full disclosure of all these terms, as well as any other capitalized terms which we use in this section for which no definition is provided.

“Accreted Value” as of any date (the “Specified Date”) means, with respect to each $1,000 principal amount at maturity of the Notes:

(A)(1) if the Specified Date is one of the following Interest Payment Dates (each, a “Semi-Annual Accretion Date”), the amount set forth opposite each date below:

Semi-Annual Accretion Date	Accreted Value
Issue Date	$725.13
June 15, 2004	$730.42
December 15, 2004	$769.68
June 15, 2005	$811.05
December 15, 2005	$854.65
June 15, 2006	$900.59
December 15, 2006	$948.99
June 15, 2007	$1000.00;

(2) if the Specified Date occurs between two Semi-Annual Accretion Dates, the sum of (a) the Accreted Value for the Semi-Annual Accretion Date immediately preceding the Specified Date and (b) an amount equal to the product of (i) the Accreted Value for the immediately following Semi-Annual Accretion Date less the Accreted Value of the immediately preceding Semi-Annual Accreted Date and (ii) the fraction, the numerator of which is the number of days actually elapsed from the immediately preceding Semi-Annual Accretion Date and the denominator of which is 180; or

(3) if the Specified Date is on or after June 15, 2007, unless the Cash Election Date (as defined under “—Principal, Maturity and Interest” above) has occurred on or prior to December 15, 2006, $1,000.

(B) For the purposes hereof, if the Issuers elect to commence to accrue cash interest prior to June 15, 2007, all references in this document to Accreted Value in respect of any Note shall be equal to the Accreted Value on the Cash Election Date determined in accordance with clause (A)(1) above.

“Acquired Debt” means, regarding any specified Person:

(1) Indebtedness of any other Person existing at the time the other Person is merged with or into or became a Restricted Subsidiary of the specified Person, whether or not the Indebtedness is borrowed or issued regarding, or in contemplation of, the other Person merging with or into, or becoming a Restricted Subsidiary of, the specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

“Affiliate” of any specified Person means any other Person controlling or controlled by or under common control with such specified Person. For purposes of this definition, “control,” as used regarding any Person, shall mean the possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the section “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the section “—Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale of Equity Interests by any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall not be considered to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents or Investment Grade Securities;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the section “—Covenants—Restricted Payments”;

(7) any exchange or asset swap of like property (pursuant to Section 1031 of the Code or otherwise) for use in a Permitted Business;

(8) any sale-leaseback or asset securitization by the Company or any of its Restricted Subsidiaries regarding property built or acquired by the Company or the Restricted Subsidiary after the date of the Indenture;

(9) foreclosures on assets;

(10) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

(11) any sale of accounts receivable, or participations therein, regarding any Qualified Receivables Transaction.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which the lease has been extended or may, at the option of the lessor, be extended. The present value shall be calculated using a discount rate equal to the rate of interest implicit in the transaction, determined in a manner that complies with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), the “person” shall be considered to have beneficial ownership of all securities that the “person” has the right to acquire by conversion or exercise of other securities, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) regarding a corporation, the board of directors of the corporation;

(2) regarding a partnership, the Board of Directors of the general partner of the partnership;

(3) regarding any other Person, the board or committee of such Person serving a similar function; and

(4) any properly authorized committee of any of the foregoing.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in a manner that complies with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents, however designated, of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests, whether general or limited and whether with or without liquidation preference or other preferred or special rights; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars (and foreign currency exchanged into United States dollars within 180 days);

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof—provided that the full faith and credit of the United States is pledged in support thereof—having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having a rating no lower than “A-2” from Moody’s Investors Service, Inc. (“Moody’s”) or “P2” from Standard & Poor’s Rating Services (“S&P”) and in each case maturing within twelve months after the date of acquisition;

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition;

(7) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P; and

(8) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Holdings and its Restricted Subsidiaries taken as a whole or the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuers;

(3) the Company becomes aware (by way of a report or any other filing under Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the consummation of any transaction, including any merger or consolidation, the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner of more than 50% of the Voting Equity Securities of one of the Issuers or of Holdings, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Management Committee of the Company are not Continuing Managers.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Agent” means, initially, Deutsche Bank Trust Company Americas.

“Consolidated Cash Flow” means, regarding any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in respect of an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits or the Tax Amount of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or Tax Amount was included in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest regarding Attributable Debt, commissions, discounts and other fees and charges borrowed or issued in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received under Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be borrowed or issued by the Indenture, whether or not successful, and fees, expenses or charges related to the transactions contemplated by the Contribution and Merger Agreement, including fees to Vestar; plus

(6) the amount of non-recurring charges, including any one-time costs borrowed or issued regarding acquisitions after the date of the Indenture, deducted in such period in computing Consolidated Net Income; plus

(7) the amount of any minority interest expense deducted in calculating Consolidated Net Income; plus

(8) the amount of management, consulting, monitoring and advisory fees paid to the Principals during such period not to exceed $1.0 million during any four quarter period; minus

(9) non-cash items increasing the Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in a manner that complies with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval, that has not been obtained, and without direct or indirect restriction under the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, regarding any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, less the amount of Tax Distributions made by such Person (and plus any refund amount received by the Company in respect of any Tax Distribution previously paid), on a consolidated basis, determined in a manner that complies with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval, that has not been obtained, or by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction regarding the payment of dividends or similar distributions has been legally waived;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Restricted Subsidiaries;

(5) the net after-tax extraordinary gains or losses, less all fees and expenses related thereto, shall be excluded;

(6) any increase in the cost of sales or other incremental expenses resulting from purchase accounting in relation to any acquisition, net of taxes, shall be excluded;

(7) any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(8) any net after-tax gains or losses, less all fees and expenses relating thereto, attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded;

(9) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to the second clause (3) of the first paragraph of the covenant described above under “—Covenants—Restricted Payments,” any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries, shall be excluded;

(10) charges relating to the impairment of goodwill and other intangible assets pursuant to Statement of Financial Accounting Standards No. 142 shall be excluded; and

(11) all compensation expense resulting from the forgiveness of the exercise price of employee stock options and compensation expense resulting from the grant of employee stock options having an exercise price below the fair market value thereof shall be excluded.

“Continuing Managers” means, as of any date of determination, any member of the Management Committee of the Company who:

(1) was a member of such Management Committee on the date of the Indenture; or

(2) was nominated for election or elected to such Management Committee with the approval of a majority of the Continuing Managers who were members of such Committee at the time of such nomination or election.

“Contribution and Merger Agreement” means the Contribution and Merger Agreement, dated as of April 29, 1999, among Suiza Foods Corporation (known as Dean Foods Company as of the Issue Date), Franklin Plastics, Inc., Reid Plastics Group LLC, the companies owned by Suiza identified therein, Vestar Packaging LLC, Reid Plastics Holdings, Inc., the companies owned by Reid identified therein, Holdings and the Company, as amended by Amendment No. 1 to the Contribution and Merger Agreement, dated June 28, 1999.

“Credit Agreement” means that certain Credit Agreement, dated as of the Issue Date, by and among Holdings, the Company, Deutsche Bank Trust Company Americas, as administrative agent, and the other lenders party thereto, together with the related documents thereto, including any guarantee agreements and security documents, in each case as such agreements may be amended, including any amendment and restatement thereof, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, Refinancing, replacing or otherwise restructuring, including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means, one or more debt facilities, including the Credit Agreement, or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables, swingline loans or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or Refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Preferred Stock” means preferred stock of the Company, other than Disqualified Stock, that is issued for cash, other than to a Restricted Subsidiary, and is so designated as Designated Preferred Stock, in a manner that complies with an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation stated in the second clause (3) of the first paragraph of the covenant described above under “—Covenants—Restricted Payments.”

“Destruction” means any damage to, loss or destruction of all or any portion of the Collateral.

“Disqualified Stock” means any Capital Stock that, by its terms, or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided that if the Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or any of its Subsidiaries or by any plan to such employees, the Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or the Subsidiary in order to satisfy applicable statutory or regulatory obligations or as a result of the employee’s death or disability. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of the Capital Stock provide that the Company may not repurchase or redeem any Capital Stock under such provisions unless the repurchase or redemption complies with the covenant described above under the section “—Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means an offering of the Equity Interests, other than Disqualified Stock, of the Company or Holdings, other than (1) public offerings regarding the Equity Interests registered on Form S-8 and (2) any such offering of Equity Interests the proceeds of which have been designated by the Company as an Excluded Contribution.

“Excluded Contributions” means the net cash proceeds received by the Company after the date of the Indenture from (a) contributions to its common equity capital and (b) the sale, other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries, of Capital Stock, other than Disqualified Stock, of the Company, in each case designated within 60 days of the receipt of such net cash proceeds as Excluded Contributions in an Officers’ Certificate, the cash proceeds of which are excluded from the calculation stated in the second clause (3) of the first paragraph of the covenant described above under the “—Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries, other than Indebtedness under the Credit Agreement, in existence on the date of the Indenture, until such amounts are repaid.

“First-Lien Obligations” means Obligations under the Credit Facilities and the Hedging Obligations permitted thereunder, and certain additional Indebtedness and Obligations that may be incurred in the future in compliance with the terms of the Indenture (including Indebtedness and Obligations incurred pursuant to clause (15) of the definition of “Permitted Debt” in the covenant entitled “—Covenants—Additional Indebtedness and Preferred Stock” and clause (18) of the definition of “Permitted Liens”).

“Fixed Charge Coverage Ratio” means as to any specified Person and its Restricted Subsidiaries for any period, the ratio of the Consolidated Cash Flow of the Person and its Restricted Subsidiaries for the period to the Fixed Charges of the Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness, other than ordinary working capital borrowings, or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to that borrowing or issuance, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or the issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis as determined in good faith by a responsible financial or accounting officer of the Company;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in agreement with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in a manner that complies with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to the Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) if since the beginning of the period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment under this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for the period as if the Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

“Fixed Charges” means, regarding any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of the Person and its Restricted Subsidiaries for the period, whether paid or accrued, including amortization of debt issuance costs incurred under the Transactions, the Notes and the Credit Agreement and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest regarding to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received under Hedging Obligations related to Indebtedness; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all cash dividend payments or other distributions, and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary, on any series of preferred equity of such Person and its Restricted Subsidiaries, times (b)(i) if such Person is not a taxable entity for U.S. federal income tax purposes, one, and (ii) if such Person is a taxable entity for U.S. federal income tax purposes, a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in a manner that complies with GAAP.

“GAAP” means generally accepted accounting principles stated in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by the other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture. For the purposes of the Indenture, the term “consolidated” regarding any Person shall mean the Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each subsidiary that executes a Guarantee in a manner that complies with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” means, regarding any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange or commodity prices.

“Holdings” means Consolidated Container Holdings LLC, a Delaware limited liability company and the parent of the Company.

“Indebtedness” means, regarding any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) representing Capital Lease Obligations;

(4) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(5) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (4) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit); or

(6) representing any Hedging Obligations relating to Indebtedness,

if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of the specified Person prepared in a manner that complies with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person, whether or not such Indebtedness is assumed by the specified Person, and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, in the case of any other Indebtedness.

“Investment Grade Securities” means

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, other than Cash Equivalents,

(2) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances between and among the Company and its Subsidiaries, and

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment and/or distribution.

“Investments” means, regarding any Person, all direct or indirect investments by the Person in other Persons, including Affiliates, in the forms of loans, including Guarantees or other obligations, advances or capital contributions, excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in a manner that complies with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any sale or disposition, the Person is no longer a Subsidiary of the Company, the Company shall be considered to have made an Investment on the date of any sale or disposition equal to the fair market value of the Equity Interests of the Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the section “—Covenants—Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person shall be considered to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in the third Person in an amount determined as provided in the final paragraph of the covenant described above under the section “—Covenants—Restricted Payments.”

“Issue Date” means the date of original issuance of the Notes.

“Lien” means, regarding any asset, any mortgage, deed of trust, deed to secure debt, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code, or equivalent statutes, of any jurisdiction; provided that in no event shall an operating lease be considered to constitute a Lien.

“Management Agreement” means the management agreement among the Company, Consolidated Container Holdings and Vestar Capital Partners entered into on April 29, 1999, relating to the management of the Company and Consolidated Container Holdings, as amended pursuant to an Amendment dated September 1, 2003, and as further amended from time to time, so long as such amendment is not disadvantageous to the holders in any material respect as compared to the Management Agreement as existing on the Issue Date.

“Management Committee” means:

(1) for so long as the Company is a limited liability company, the Management Committee of the Company, or the Management Committee of Holdings if acting on behalf of the Company; and

(2) otherwise the Board of Directors of the Company.

“Net Income” means, regarding any specified Person, the net income (loss) of such Person, determined in a manner that complies with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes or Tax Distributions on such gain (but not loss), realized regarding:

(a) any Asset Sale; or

(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; plus

(2) any extraordinary gain (but not loss), together with any related provision for taxes or Tax Distributions on such extraordinary gain (but not loss).

“Net Proceeds” means the total cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the subsequent sale or other disposition of any noncash consideration received in any Asset Sale, net of the direct costs relating to the Asset Sale and the sale or disposition of the noncash consideration, including legal, accounting and investment banking fees, and sales commissions, and any relocation expenses as a result thereof, taxes or Tax Distributions paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than First-Lien Obligations under the Credit Agreement, secured by a Lien on the asset or assets that were the subject of the Asset Sale and any reserve established in a manner that complies with GAAP for adjustment in respect of any liabilities associated with the asset or assets and retained by the Company after the sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the transaction.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries;

(a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(b) is liable as a guarantor or otherwise; or

(c) constitutes the lender;

(2) no default regarding which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Net Insurance Proceeds” means the insurance proceeds (excluding liability insurance proceeds payable to the trustee for any loss, liability or expense incurred by it and excluding the proceeds of business interruption insurance) or condemnation awards actually received by Holdings, the Company or any Restricted Subsidiary of the Company as a result of the Destruction or Taking of all or any portion of the Collateral, net of:

(1) reasonable out-of-pocket expenses and fees relating to such Taking or Destruction (including, without limitation, expenses of attorneys and insurance adjusters); and

(2) repayment of Indebtedness that is secured by the property or assets that are the subject of such Taking or Destruction; provided that, in the case of any Destruction or Taking involving Collateral, the Lien securing such Indebtedness constitutes a Lien permitted by the Indenture to be prior to the Lien granted to the Collateral Agent for the benefit of the Notes Secured Creditors pursuant to the Security Documents.

“Notes Secured Creditors” means, collectively, the Trustee and the holders.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Agreements” means:

(1) the Supply Agreement, dated as of July 1, 1999, between Holdings and Suiza Foods Corporation (known as Dean Foods Company as of the Issue Date);

(2) the Assumption Agreement, dated as of July 1, 1999, among Holdings, the Company and Reid Plastics Holdings;

(3) the Registration Rights Agreement entered into among Holdings, Reid Plastic Holdings and the holders of member units in Holdings, in substantially the form which is an exhibit to the Limited Liability Company Agreement of Holdings; and

(4) the Trademark License Agreement, dated as of July 1, 1999, among the Company, Holdings and Continental Can Company, Inc.

“Permitted Business” means any of the lines of business conducted by the Company and its Restricted Subsidiaries on the date hereof and any business similar, ancillary or related thereto or that constitutes a reasonable extension or expansion thereof, including the Company’s existing and future technology, trademarks and patents.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made under and in compliance with the covenant described above under the section “—Repurchase at the Option of Holders—Asset Sales”;

(5) any Investments the payment for which solely consists of Equity Interests (other than Disqualified Stock) of the Company, provided that such Equity Interests will not increase the amount available for Restricted Payments under the second clause (3) of the first paragraph of the covenant described above under “—Covenants—Restricted Payments”;

(6) Hedging Obligations;

(7) other Investments in any Person other than Holdings or an Affiliate of Holdings that is not also a Restricted Subsidiary of the Company having a total fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made under this clause (7) that are at the time outstanding not to exceed $15.0 million;

(8) Investments in Unrestricted Subsidiaries having a total fair market value not to exceed at any one time outstanding $15.0 million, measured on the date each such Investment was made and without giving effect to subsequent changes in value;

(9) any Investment existing on the date of the Indenture;

(10) advances to employees and officers not in excess of $10.0 million in the total outstanding at any one time;

(11) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any Restricted Subsidiary regarding or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of the other Investment or accounts receivable, or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries regarding any secured Investment or other transfer of title regarding any secured Investment in default;

(12) any Investment in a Permitted Business, other than an Investment in an Unrestricted Subsidiary, having a total fair market value, taken together with all other Investments made under to this clause (12) that are at that time outstanding, not to exceed $15.0 million at the time of such Investment, measured on the date each such Investment was made and without giving effect to subsequent changes in value;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in a manner that complies with the provisions of clauses (7) and (13) of the second paragraph of the covenant described above under “—Covenants—Transactions with Affiliates”;

(14) Investments consisting of the licensing or contribution of intellectual property under joint marketing arrangements with other Persons;

(15) Investments consisting of purchase and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business; and

(16) Investments by the Company or a Restricted Subsidiary in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person, in each case, with a Qualified Receivables Transaction.

“Permitted Liens” means:

(1) Liens securing the Notes and the Guarantees in an aggregate principal amount at maturity not to exceed $207.0 million;

(2) Liens securing First-Lien Obligations under the Credit Facilities (including, without limitation, with respect to letters of credit issued thereunder and guarantees thereunder), so long as the principal amount of the Indebtedness thereunder was incurred pursuant to, and in compliance with, clause (1) of the definition of “Permitted Debt” in “—Covenants—Additional Indebtedness and Preferred Stock”;

(3) Liens in favor of the Issuers or any Guarantor on the property or assets, or any proceeds, income or profit therefrom, of any Restricted Subsidiary; provided that such Liens are either junior in priority to the Liens securing the Notes or are not secured by Collateral;

(4) Liens securing Acquired Indebtedness incurred in reliance on the covenant described in “—Covenants—Additional Indebtedness and Preferred Stock”; provided that such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company (and any proceeds thereof);

(5) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company (and any proceeds thereof), provided that such Liens were in existence prior to the contemplation of such acquisition;

(6) Liens (other than any Lien imposed by ERISA) to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature issued in the ordinary course of business;

(7) Liens to secure Indebtedness, including Capital Lease Obligations, permitted by clause (4) of the definition of “Permitted Debt” in the covenant entitled “—Covenants—Additional Indebtedness and Preferred Stock” covering only the assets acquired with such Indebtedness (and any proceeds thereof);

(8) Liens issued in the ordinary course of business of the Company or any Restricted Subsidiary of the Company regarding obligations that do not exceed $5.0 million at any one time outstanding;

(9) Liens existing on the Issue Date, together with any Liens securing Permitted Refinancing Indebtedness incurred in reliance on, and in compliance with, clause (5) of the definition of “Permitted Debt” in “—Covenants—Additional Indebtedness and Preferred Stock” in order to Refinance the Indebtedness secured by Liens; provided that the Liens securing the Permitted Refinancing Indebtedness shall be of equal or lesser priority than, and not extend to property other than that pledged under, the Liens securing the Indebtedness being Refinanced;

(10) Liens securing Hedging Obligations permitted to be incurred pursuant to clause (7) of the definition of “Permitted Debt” in “—Covenants—Additional Indebtedness and Preferred Stock”;

(11) Liens (other than any Lien imposed by ERISA) for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(12) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been properly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law issued in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(15) Liens (other than any Lien imposed by ERISA) issued or deposits made in the ordinary course of business regarding workers’ compensation, unemployment insurance and other types of Social Security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith;

(16) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set off;

(17) Liens on assets of a Receivables Subsidiary arising regarding a Qualified Receivables Transaction; and

(18) Liens securing Indebtedness and related Obligations incurred pursuant to, and in compliance with, clause (15) of the definition of “Permitted Debt” in “—Covenants—Additional Indebtedness and Preferred Stock” (which may include First Lien Obligations (including additional Credit Facilities or increases in Credit Facilities and Acquired Indebtedness and Attributable Indebtedness), Additional Notes or any Subordinated Obligation).

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, Refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries other than intercompany Indebtedness; provided that:

(1) the principal amount, or accreted value, if applicable, of the Permitted Refinancing Indebtedness does not exceed the principal amount, or accreted value, if applicable, of the Indebtedness so extended, Refinanced, renewed, replaced, defeased or refunded, plus all accrued interest thereon and the amount of all expenses and premiums borrowed or issued in connection therewith, and with the Refinancing;

(2) the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of, the Indebtedness being extended, Refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, Refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, Refinanced, renewed, replaced, defeased or refunded; and

(4) the Indebtedness is borrowed or issued either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, Refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Vestar and its Affiliates, and Dean Foods Company and its Affiliates.

“Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness owed to the Company or any Restricted Subsidiary regarding a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of the note, other than amounts required to be established as reserves under agreement, amounts paid to investors in respect of interest, principal and other amounts owing to the investors and amounts paid regarding the purchase of newly generated receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary under which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other Person, in the case of a transfer by a Receivables Subsidiary, or may grant a security interest in, any accounts receivable, whether now existing or arising in the future, of the Company or any Restricted subsidiary and any asset related thereto, including all collateral securing such accounts receivable, and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, regarding an asset securitization transaction involving accounts receivable.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary, other than a Guarantor, that engages in no activities other than regarding the financing of accounts receivables and that is designated by the Management Committee of the Company (as provided below) as a Receivables Subsidiary and as long as:

(1) no portion of the Indebtedness or any other Obligations, contingent or otherwise, of which:

(a) is guaranteed by the Company or any other Restricted Subsidiary, excluding guarantees of obligations, other than the principal of, and interest on, Indebtedness, under Standard Securitization Undertakings;

(b) is recourse to or obligates the Company or any other Restricted Subsidiary in any way other than under standard Securitization Undertakings; or

(c) subjects any property or asset of the Company or any other Restricted Subsidiary contingently or otherwise, to the satisfaction thereof, other than under Standard Securitization Undertakings;

(2) with which neither the Company nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding, except regarding a Purchase Money Note or Qualified Receivables Transaction, other than on terms no less favorable to the Company or such other Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business regarding servicing accounts receivable; and

(3) to which neither the Company nor any other Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a specified level of operating results. Any such designation by the Management Committee of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying, to the best of such officer’s knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease, replace or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings. A Refinancing shall not be required to take place simultaneously with the repayment in full and/or termination of commitments in respect of the Indebtedness being Refinanced, so long as the net proceeds of such Refinancing are irrevocably committed to such repayment in full and/or termination of commitments.

“Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member, in the case of an individual, of any Principal;

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest; or

(3) any limited partner general partner.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Security Documents” means, collectively:

(1) the Security Agreement dated as of the Issue Date (as amended, restated, modified, supplemented, extended or replaced from time to time), among Holdings, the Company and its domestic subsidiaries, as Assignors, and the Collateral Agent; and

(2) all other security agreements, mortgages, deeds of trust, deeds to secure debt, pledges, collateral assignments and other agreements or instruments evidencing or creating any security interest or Lien in favor of the Collateral Agent for the benefit of the Trustee and the holders in any or all of the Collateral.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act, as such Regulation is in effect on the date hereof.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in an accounts receivable transaction.

“Stated Maturity” means, regarding any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means:

(1) with respect to the Company, any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Notes, pursuant to a written agreement, or is unsecured and

(2) with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Guarantee of such Guarantor, pursuant to a written agreement.

“Subsidiary” means, regarding any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled by such Person or one or more of the other Subsidiaries of that Person, or a combination thereof; and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person, or any combination thereof.

“Tax Amount” means:

(1) for so long as Holdings is a pass-through entity for income tax purposes and the sole asset of Holdings is its membership interest in the Company (and prior to any distribution of any Tax Amount, the Company delivers an officers’ certificate to such effect), the tax amount that Holdings is required to distribute to its members under Section 6.4 of its Amended and Restated Limited Liability Company Agreement as in effect on the date of the Indenture, or

(2) if Holdings holds other assets in addition to its member interest in the Company, the tax amount that Holdings is required to distribute to its members under Section 6.4 of its Limited Liability Company Agreement less any amounts for taxes related to assets other than the membership interests in the Company, or

(3) if Holdings is no longer a pass-through entity for income tax purposes, the combined federal, state and local income taxes that would be paid by the Company if it were a separate entity and a Delaware corporation filing separate tax returns regarding its Taxable Income for the Period; provided, however, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if the Company were a Delaware corporation shall be taken into account. Notwithstanding anything to the contrary, for purposes of this clause (3), Tax Amount shall not include taxes resulting from the Company’s reorganization as or change in the status to a corporation.

“Tax Distribution” means a distribution in respect of taxes to the members of the Company under clause (7) of the second paragraph of the covenant described above under the section “Covenants—Restricted Payments.”

“Taxable Income” means, regarding any Person for any period, the hypothetical taxable income or loss of the Person for such period for federal income tax purposes computed on the hypothetical assumption that such person is a separate entity and a Delaware corporation.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

“Trust Monies” means all cash and Cash Equivalents received by the Trustee, net of reasonable out-of-pocket expenses and fees (including, without limitation, expenses of attorneys):

(1) upon the release of Collateral, except pursuant to an Asset Sale; and

(2) pursuant to the Security Documents.

“Unrestricted Subsidiary” means any Subsidiary of the Company, other than Capital or any successor to Capital, that is designated by the Management Committee of the Company as an Unrestricted Subsidiary under a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person regarding which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause the Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

(5) has at least one director on its Board of Directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the section “—Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary shall considered to be incurred by a Restricted Subsidiary of the Company as of such date and, if the Indebtedness is not permitted to be incurred as of such date under the covenant described under the section “—Covenants—Additional Indebtedness and Preferred Stock,” the Company shall be in default of the covenant. The Management Committee of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be considered to be a borrowing or issuance of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of the Unrestricted Subsidiary and such designation shall only be permitted if (1) the Indebtedness is permitted under the covenant described under the section “—Covenants—Additional Indebtedness and Preferred Stock,” calculated on a pro forma basis as if the designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following the designation.

“Vestar” means Vestar Capital Partners, a New York general partnership, and any Affiliate thereof.

“Voting Equity Interests” of any Person as of any date means the Capital Stock of such Person that is at the time, or would be if such Person were a Delaware corporation, entitled to vote in the election of the Management Committee, Board of Directors or other governing body of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years, calculated to the nearest one-twelfth, that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which, other than directors’ qualifying shares, shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax consequences associated with the exchange offer and the ownership and disposition of the new notes offered herein. Except where noted, this discussion addresses only those holders who hold the new notes as capital assets and does not address consequences to holders with special situations, such as brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, governmental entities, insurance companies, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding the new notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address U.S. state or local tax consequences or other U.S. federal tax consequences, such as estate and gift taxes.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the IRC, the Treasury Regulations promulgated under the IRC, and administrative and judicial interpretations of the IRC, all as in effect as of the date of this exchange offer circular and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the new notes to holders of the new notes other than those holders who acquire their new notes in this exchange offer. If a partnership holds the new notes, the tax treatment of a partner of such partnership will generally depend upon the status of such partner and the activities of such partnership. Partners of partnerships that hold the new notes pursuant to this exchange offer should consult their own tax advisors.

U.S. Holders

As used herein, the term “U.S. Holder” means a holder of the new notes that is a U.S. person for U.S. federal income tax purposes. A U.S. person for these purposes is: (1) an individual who is a citizen or resident of the United States (including a citizen of a foreign country who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the IRC); (2) a corporation (or an entity taxed as a corporation) created or organized in or under the law of the United States or of any political subdivision of the United States; (3) any estate the income of which is included in gross income for U.S. tax purposes regardless of its source; or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and elected to continue to be treated as a U.S. person.

Exchange Offer

The exchange of old notes for new notes pursuant to the exchange offer should not constitute an “exchange” for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes. Accordingly, a U.S. Holder who exchanges old notes for the new notes pursuant to the exchange offer will not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer and will continue to include original issue discount (“OID”) in gross income as it accrues on the registered note, in advance of the receipt of cash attributable to that income. In addition, the holding period for a registered note received in the exchange offer will include the holding period of the outstanding 10 3/4% note surrendered in exchange therefor and the adjusted tax basis of a registered note immediately after the exchange will be the same as the adjusted tax basis of the outstanding 10 3/4% note surrendered in exchange therefor.

Each U.S. Holder should consult its tax advisor regarding the particular tax consequences to such U.S. Holder in the exchange transaction.

Consequences to Non-Tendering U.S. Holders

A Non-Tendering U.S. Holder will not realize any gain or loss for failing to tender an outstanding 10 3/4% note for a registered note.

Payments of Interest

Because we are not obligated to pay cash interest on the notes until after June 15, 2007, the notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to the excess of the “stated redemption price at maturity” of the notes over their “issue price.” The “stated redemption price at maturity” of a debt instrument is the sum of all payments to be made under the debt instrument other than payments of “qualified stated interest.” “Qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate throughout the term of the debt instrument. Because we are not obligated to pay cash interest on the notes until after June 15, 2007, none of the payments of stated interest under the notes will qualify as qualified stated interest. The “issue price” of the notes was the first price at which a substantial amount of the notes was sold for cash (excluding sales to bond houses, brokers or similar persons as organizations acting in the capacity of underwriter, placement agent or wholesaler).

U.S. Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income (but will not be taxed again when such cash is received). The amount of OID includible in income for a taxable year by a U.S. Holder will generally equal the sum of the “daily portions” of the total OID on the note for each day during the taxable year (or portion of the taxable year) on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the “adjusted issue price” of a note at the beginning of such accrual period and its “yield to maturity,” less the amount of any qualified stated interest allocable to such period. The “adjusted issue price” of a note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. Holder, less any payments made on such note on or before the first day of the accrual period (other than payments of qualified stated interest). The “yield to maturity” of a note will be computed on the basis of a constant interest rate and compounded at the end of each accrual period. An accrual period may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

Sale, Exchange or Redemption

Unless a non-recognition provision applies, upon the sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of the new notes, a U.S. Holder generally will recognize capital gain or loss equal to the amount realized by such holder less such holder’s adjusted tax basis in the new notes. The amount realized by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note increased by the amount of OID previously included in income and decreased by the amount of any cash payments on the note. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Discharge

Were we to obtain a discharge of the indenture within one year before the new notes become due and payable with respect to all of the new notes then outstanding, as described above under “Description of the Notes—Satisfaction and Discharge,” such discharge would generally be deemed to constitute a taxable exchange of the new notes outstanding for other property, namely, the funds deposited with the Trustee. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange in a manner comparable to that discussed above under “—Sale, Exchange or Redemption.” In addition, after such deemed exchange, a U.S. Holder might also be required to recognize income (likely interest and/or original issue discount) from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest (including OID) on the new notes and to the proceeds of the sale of new notes other than payments to certain exempt recipients, such as corporations. A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify exempt status from backup withholding or receives notification from the Internal Revenue Service that the holder is subject to backup withholding as a result of a failure to report all interest or dividends.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences to a holder of a note that is an individual, corporation, estate or trust that is neither a U.S. holder nor a person subject to rules applicable to former citizens and long-term residents of the United States (a “Non-U.S. Holder”). In addition, this discussion does not address the U.S. federal income tax consequences to Non-U.S. Holders subject to special treatment under the IRC, such as “controlled foreign corporations,” “foreign investment companies,” “foreign personal investment companies” and foreign corporations that accumulate earnings to avoid U.S. federal income tax.

For purposes of the discussion below, interest and gain on the sale, exchange, redemption or repayment of the new notes will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder or (2) if the Non-U.S. Holder is eligible for the benefits of U.S. income tax treaty such income is, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Payments of Interest

Generally, interest paid by us on the new notes, including OID, to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if such interest qualifies as “portfolio interest” and it is not U.S. trade or business income. Generally, interest (including OID) on the new notes will qualify as portfolio interest if the Non-U.S. Holder (1) does not actually or constructively own at least 10% of our total combined capital and profits interests, (2) is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the IRC § 864(d)(4), (3) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business and (4) certifies, under penalties of perjury that such holder is not a U.S. person on an IRS Form W-8BEN (or such successor form as the IRS designates), furnished to us prior to the date of the payment of interest (including OID). .

The gross amount of interest payment (including any portion of such payment that is treated as a payment of accrued OID) that does not qualify for the portfolio interest exception or constitute U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30%, unless the Non-U.S. Holder is eligible for the benefits of an income tax treaty that reduces or eliminates the 30% withholding tax on U.S. source interest. All interest including accrued OID that constitutes U.S. trade or business income will be subject to tax under the rules applicable to U.S. Holders discussed above (at regular, graduated U.S. federal income tax rates rather than the 30% withholding tax). In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income (including interest and OID) may also be subject to the branch profits tax.

To claim exemption from or reduction in the 30% withholding tax under an income tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN (or such successor forms as the IRS designates) prior to the payment of interest (including OID)). To claim exemption from the 30% withholding tax for interest

(including OID) that constitutes U.S. trade or business income a Non-U.S. Holder must provide an IRS Form W-8ECI (or such successor forms as the IRS designates), , prior to the payment of interest (including OID). These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number or to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under applicable Treasury Regulations, special procedures are provided for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Sale, Exchange or Redemption

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder that qualifies for the portfolio interest exception with respect to the new notes will generally not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or repayment of a new note (that does not generate U.S. trade or business income), unless the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

If interest (including OID) on the new notes constitutes U.S. trade or business income, a Non-U.S. Holder will be subject to regular U.S. federal income tax on gain recognized on a sale, exchange, redemption or repayment of a new note under the same rules that apply to U.S. Holders, as discussed above.

If interest (including OID) on the new notes does not constitute U.S. trade or business income, a Non-U.S. Holder who does not qualify for the portfolio interest exception will be subject to 30% withholding tax (subject to reduction under an applicable income tax treaty) on the sale, exchange, redemption, or repayment of the new notes on an amount equal to the OID that has accrued on the new notes during the time the Non-U.S. Holder held the new notes reduced by any accrued OID on the new notes that was taken into account by the Non-U.S. Holder prior to the date of such sale, exchange, redemption, or repayment due to a payment on the new notes. Upon a redemption or retirement (but not a sale or exchange) of the new notes we will withhold the 30% withholding tax (subject to reduction or elimination of such tax pursuant to an applicable income tax treaty, as discussed above) on the total OID that has accrued on the new notes that were redeemed or retired since issuance (reduced by amounts of OID that have been taken into account by the holders of such notes on account of payments we have made on the notes since issuance). A Non-U.S. Holder may seek a refund from the IRS to the extent the amount of tax we withhold exceeds the amount of tax incurred by such Non-U.S. Holder as a result of the redemption or retirement of the new notes. We will not generally withhold U.S. income tax as a result of the sale or exchange of new notes by a Non-U.S. Holder to a third party unless we have actual knowledge or reason to know that the sale or exchange is part of a plan the principle purpose of which is to avoid tax. If we do withhold on a sale or exchange of new notes by a Non-U.S. Holder to a third party, we will do so under the same guidelines applicable upon a redemption or retirement of the new notes. Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or repayment of a new note (that does not generate U.S. trade or business income) in excess of such Non-U.S. Holder’s share of accrued but unpaid OID on the new notes, unless the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

Discharge

As described above under “—Consequences to U.S. Holders—Discharge,” a Non-U.S. Holder also may be required to recognize income with respect to the property or rights to the property deemed to have been received in such taxable exchange over the remaining life of the transaction in a manner or amount that is different than had the discharge not occurred, and such income may be subject to U.S. income and/or withholding taxes. Non-U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of interest (including OID) on the new notes to Non-U.S. Holders. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. holder resides.

Treasury Regulations provide that the backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither we nor our payment agent has actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of the new notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of the new notes to or through a non-U.S. office of a non-U.S. broker may not be subject to information reporting or backup withholding if the non-U.S. broker has limited connections to the United States.

In the case of the gross payment of proceeds from the sale, exchange, redemption or repayment of the new notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, applicable Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Each holder should consult with its tax advisor regarding the particular tax consequences to such holder associated with this exchange offer and the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 180 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of this exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Alston & Bird LLP will pass upon certain legal matters relating to the exchange offer for Consolidated Container Company LLC and Consolidated Container Capital, Inc.

EXPERTS

The consolidated financial statements of Consolidated Container Company LLC as of December 31, 2003 and 2002 and for each of the three year periods ended December 31, 2003 included in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in the method of accounting for goodwill and other intangible assets and for stock options in 2002), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CONTAINER COMPANY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee of

Consolidated Container Company LLC

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Consolidated Container Company LLC and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, member’s equity (deficit), and cash flows, for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Consolidated Container Company LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows, for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock options in 2002 to conform to SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123.”

/S/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 22, 2004

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(AMOUNTS IN THOUSANDS)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,635	$24,382
Investment securities	97	106
Accounts receivable, net of allowance for doubtful accounts of $1,293 in 2003 and $1,414 in 2002	86,477	73,043
Inventories	50,227	46,748
Other current receivables	24,588	28,643

Total current assets	193,024	172,922
PROPERTY AND EQUIPMENT, Net	276,064	289,281
GOODWILL	209,859	209,859
INTANGIBLES AND OTHER ASSETS	18,200	19,444

	$697,147	$691,506

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$87,564	$93,216
Accrued liabilities	39,584	46,313
Revolving credit facility	29,500	31,000
Current portion of long-term debt	11,587	61,911

Total current liabilities	168,235	232,440
LONG-TERM DEBT	561,333	484,065
OTHER LIABILITIES	62,952	58,643
COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBER’S DEFICIT:
Member’s equity (deficit)	(67,292)	(51,599)
Foreign currency translation adjustment	(394)	(848)
Minimum pension liability adjustment	(27,687)	(31,195)

Total member’s deficit	(95,373)	(83,642)

	$697,147	$691,506

See notes to consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(AMOUNTS IN THOUSANDS)

	2003	2002	2001
Net Sales	$739,774	$746,476	$783,420
Cost of sales	647,504	654,036	690,944

Gross profit	92,270	92,440	92,476
Selling, general and administrative expenses	(46,364)	(50,978)	(48,501)
Amortization expense	(1,300)	(2,468)	(13,973)
Stock based compensation expense	(799)	(396)	(279)
Restructuring charges	—	(83)	(3,778)
Goodwill impairment	—	(290,000)	—
Contract dispute settlement & other	—	—	(6,626)
Loss on disposal of assets	(4,421)	(1,743)	(33)

Operating income (loss)	39,386	(253,228)	19,286

Interest expense, net	(56,821)	(47,180)	(50,485)

Net loss	(17,435)	(300,408)	(31,199)
Other comprehensive loss
Foreign currency translation adjustment	454	14	(271)
Minimum pension liability adjustment	3,508	(17,765)	(13,430)

COMPREHENSIVE LOSS	$(13,473)	$(318,159)	$(44,900)

See notes to consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY (DEFICIT)

(AMOUNTS IN THOUSANDS)

	Member’s Equity (Deficit)	Other Comprehensive Loss	Total
BALANCE, DECEMBER 31, 2000	$279,032	$(591)	$278,441

Net loss	(31,199)	—	(31,199)
Foreign currency translation adjustment	—	(271)	(271)
Minimum pension liability adjustment	—	(13,430)	(13,430)
Stock based compensation	279	—	279
Taxes received on behalf of members	174	—	174

BALANCE, DECEMBER 31, 2001	248,286	(14,292)	233,994

Net loss	(300,408)	—	(300,408)
Foreign currency translation adjustment	—	14	14
Minimum pension liability adjustment	—	(17,765)	(17,765)
Stock based compensation	396	—	396
Taxes received on behalf of members	127	—	127

BALANCE, DECEMBER 31, 2002	(51,599)	(32,043)	(83,642)

Net loss	(17,435)	—	(17,435)
Foreign currency translation adjustment	—	454	454
Minimum pension liability adjustment	—	3,508	3,508
Stock based compensation	799	—	799
Taxes received on behalf of members	943	—	943

BALANCE, DECEMBER 31, 2003	$(67,292)	$(28,081)	$(95,373)

See notes to consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,435)	$(300,408)	$(31,199)
Adjustment to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	39,807	38,260	48,429
Goodwill impairment	—	290,000	—
Debt and refinancing cost amortization	6,256	4,807	3,806
Stock based compensation	799	396	279
Currency translation	454	14	(271)
Loss on disposal of assets	4,421	1,743	33
Changes in operating assets and liabilities
Accounts receivable	(13,434)	9,902	4,056
Inventories	(3,479)	(4,046)	(3,186)
Other current assets	4,055	(6,322)	(5,090)
Other long term assets	(2,964)	430	2,393
Accounts payable	(5,652)	8,655	15,237
Accrued liabilities	(6,729)	(641)	6,394
Other liabilities	8,026	(4,635)	2,278

Net cash provided by operating activities	14,125	38,155	43,159

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(30,899)	(33,176)	(44,059)
Proceeds from sale leaseback of assets	—	—	28,275
Net change in investments	9	8	9
Proceeds from disposal of property and equipment	2,733	2,089	6
Cash paid for acquisitions, net of cash acquired	(501)	(3,052)	—

Net cash used in investing activities	(28,658)	(34,131)	(15,769)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on) revolving lines of credit	(1,500)	8,000	(11,500)
Proceeds on notes payable	35,000	36,500	—
Payments on notes payable to banks and capital leases	(8,056)	(21,518)	(22,973)
Debt issuance cost	(4,601)	(3,938)	(860)
Tax receipt to the benefit of the members	943	127	174

Net cash provided by (used in) financing activities	21,786	19,171	(35,159)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,253	23,195	(7,769)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,382	1,187	8,956

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,635	$24,382	$1,187

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for interest	$42,793	$42,334	$48,633

See notes to consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Organization—On July 2, 1999, substantially all of the United States plastic packaging assets formerly held by Franklin Plastics Inc. and Plastics Containers Inc., both subsidiaries of Suiza Foods Corporation, now known as Dean Foods Company, and the plastic packaging assets of Reid Plastics Inc., were contributed and merged into Consolidated Container Company LLC, “the Company,” a Delaware limited liability company. In connection with these and related transactions, which are referred to herein as “the Transactions,” Consolidated Container Company and our wholly owned subsidiary Consolidated Container Capital Inc. issued 10 1/8% senior subordinated notes due July 2009 in an aggregate principal amount of $185.0 million, and we entered into a Senior Credit Facility, described herein.

Consolidated Container Company is wholly owned by Consolidated Container Holdings LLC (“Holdings”), a Delaware limited liability company.

On June 28, 2002, in an effort to simplify our corporate structure, we converted one of our existing, wholly owned subsidiaries into a limited partnership, Consolidated Container Company LP, that now serves as the operating company for all domestic operations.

Business Operations—The Company develops, manufactures and distributes a wide range of extrusion blow-mold plastic containers for the dairy, water and other beverage industries, food, household chemicals, industrial and agricultural chemicals and personal care products. Based on the nature of the product, the production process, types of customers, and methods used to distribute products, the Company operates in one reportable segment under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information.”

Principals of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Consolidated and Foreign Operations—The Company maintains several wholly owned subsidiaries in the United States, Canada, and Mexico. In January 2002, the Company purchased the remaining 49% of Reid Mexico S.A. de C.V., which operates exclusively in Mexico. As of December 31, 2001, the Company had owned 51% of the Mexico operation. All significant inter-company accounts and transactions have been eliminated in consolidation.

Translation of Foreign Currencies—The Company considers the functional currency under SFAS No. 52, “Foreign Currency Translation,” to be the local currency for its Canadian subsidiaries. Further, assets and liabilities of the Company’s Canadian subsidiaries are converted to U.S. dollars using the current exchange rate at period-end, and revenues and expenses of these subsidiaries are translated at the average exchange rate during the period, with the resulting translation adjustment made to a separate component of member’s equity. The Company operates its Mexican subsidiary using the U.S. dollar as its functional currency. As a result, the financial statements have been re-measured from Mexican pesos into U.S. dollars using (i) current exchange rates for monetary asset and liability accounts, (ii) historical exchange rates for non-monetary asset and liability accounts and related revenue and expense accounts, and (iii) the weighted average exchange rate of the reporting period for all other revenues and expenses. The resulting re-measurement impact is recorded as a component of net loss.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents—Included in cash and cash equivalents are highly liquid cash investments with remaining maturities at date of purchase of three months or less.

Investment Securities—Investment securities consist of held-for-trading U.S. government obligations, certificates of deposit, Eurodollar deposits and highly rated commercial paper, all of which are due within one year. These investment securities are stated at market value, and related unrealized gains or losses are included in the statement of operations.

Other Current Receivables—Vendor rebate receivables are included in the Company’s other receivables. Receivables from the Company’s vendors under volume rebate programs are recorded in the same period that the purchases are recorded.

Inventories—Inventories consist of raw materials, spare parts and supplies, and finished goods. Inventories are stated at the lower of cost, using the first-in, first-out (“FIFO”) method, or market. Finished goods inventories include raw materials, direct and indirect labor costs, and factory overhead.

Property and Equipment—Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the related assets. Plant and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

Estimated useful lives are as follows:

Asset	Useful Life
Buildings	25 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	3 to 10 years

Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed as incurred.

Intangible and Other Assets—Intangible and other assets include primarily deferred financing costs, which are amortized over the term of the related debt using the effective interest and straight-line methods. Payments relating to non-compete agreements and multiple-year management contracts are amortized over the term of the applicable agreement or contract.

The Company’s purchased intangible assets, primarily customer contracts, are amortized over the estimated useful life of the respective assets, which is 3-5 years. They are carried at cost of $8.1 million less accumulated amortization of $5.1 million at December 31, 2003, compared to a cost of $6.1 million less accumulated amortization of $2.3 million at December 31, 2002. The aggregate amortization of intangible assets for the twelve months ended December 31, 2003, December 31, 2002 and December 31, 2001 was $2.8, $2.5 and $0.4 million respectively. Of the $2.8 million aggregate amortization for the twelve months ended December 31, 2003, $1.5 million related to customer contract amortization, which is an offset to sales. Customer contract amortization in 2002 and 2001 was immaterial. The annual estimated amortization expense is as follows (amounts in thousands):

Year ending December 31,
2004	$1,270
2005	1,231
2006	450
2007	67
2008	—
Thereafter	—

$3,018

Goodwill—A majority of the goodwill on the Company’s balance sheet is a result of the July 9, 1999 acquisition of the domestic plastic packaging assets of Suiza Foods Corporation, now doing business as Dean Foods Company, by Reid Plastics, Inc., the accounting acquirer. The remaining goodwill is a result of prior acquisitions by Reid Plastics, Inc.

The Company adopted SFAS 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. SFAS 142 required, among other things, the discontinuation of goodwill amortization. In addition, the standard included provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for the purpose of assessing potential future impairments of goodwill. The adoption of SFAS 142 on January 1, 2002, resulted in the discontinuation of approximately $13.5 million annually of amortization of goodwill recorded at December 31, 2001. Additionally, on adoption of SFAS 142, the Company allocated all recorded goodwill to one reporting unit and determined that no goodwill impairment existed as of January 1, 2002. However, as part of the subsequent annual impairment test, the Company determined that goodwill was impaired by $290.0 million as of December 31, 2002.

In 2002, when management undertook its transitional goodwill impairment test under SFAS 142, they determined that several factors related to the determination of the fair value of the Company had changed. The Company amended its financial covenants and senior debt amortization schedule, had received an additional term loan in the amount of $35.0 million, and had a significant portion of business come up for renewal. Additionally, at December 31, 2002 management refined its view of future operational improvements and growth prospects, and market trading multiples for publicly traded peer companies had declined. As a result of these factors a goodwill impairment charge in the amount of $290.0 million was recorded in the fourth quarter of 2002. Results of the December 31, 2003 impairment testing indicated no further impairment at that date.

In testing for goodwill impairment, it is necessary to make a determination of the fair value of a reporting unit. Further, fair value is defined per SFAS 142 as the amount at which the assets and liabilities of a reporting unit could be bought or sold in a current transaction between willing parties (other than in a forced sale or liquidation). The determination of such a value is dependent upon a number of factors, including the identification and evaluation of comparable businesses and amounts paid in market transactions for the sale of comparable businesses, management’s estimate of future cash flows and market volumes, and the determination of appropriate discount rates. As such, in determining fair value it was necessary for the Company to rely on the use of both (i) publicly available data such as specialty packaging industry sale/acquisition data, and market trading multiples for publicly traded packaging companies, and (ii) several assumptions regarding the assets, future operations and financial performance of the Company. The assumptions include (but are not limited to) views of future operational improvements, the components used in determining the Company’s weighted average discount rate, and continued support from the Company’s capital providers. While the Company does not believe that there will be additional goodwill impairment charges in the future under SFAS 142, to the extent that publicly available data or other assumptions used in the determination of fair value change, or there are future events that negatively impact the operations of the Company, there could be additional material impact with respect to goodwill impairment in the future.

A reconciliation of previous reported net loss to pro-forma amounts adjusted for the exclusion of goodwill amortization follows:

	Twelve Months Ended December 31,
	2003	2002	2001
	(Amounts in thousands)
Reported net loss	$(17,435)	$(300,408)	$(31,199)
Add: Goodwill amortization	—	—	13,545

Adjusted net loss	$(17,435)	$(300,408)	$(17,654)

Goodwill was reduced by approximately $0.1 million in 2002 and $1.1 million in 2001 when estimates of the remaining liabilities for closed facilities changed. No further changes occurred in 2003.

Insurance—The Company purchases commercial insurance policies to cover its insurance risks; however, certain of its subsidiaries are self-insured in certain states for workers’ compensation, general liability and property and casualty coverages in excess of varying deductible amounts. Self-insurance liabilities are accrued based on claims filed and estimates for claims incurred but not reported.

Income Taxes—As a limited liability company, the Company is generally not subject to federal income taxes, or, except on a limited basis, state income taxes. However, the Company expects to distribute cash to its sole member, Holdings, to allow its members to pay income taxes to the extent required.

Stock-Based Compensation—At December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 9. Prior to 2002, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in 2001 net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Effective July 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” prospectively to all employee awards granted, modified, or settled after January 1, 2002. Awards under the Company’s plans vest over a range of three to five years. As such, the expense for all awards granted after the beginning of the year will be recognized as compensation expense, as will all future grants. The value of unit options granted after January 1, 2002 was based on the Black-Scholes option-pricing model, approved for use in valuing compensatory stock options in accordance with SFAS No. 123. Therefore, the cost related to stock-based employee compensation included in the determination of net income for all periods after adoption is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the year ended December 31, 2001 was not material. Compensation cost charged against income for the years ended December 31, 2003 and 2002 was $0.8 million and $0.4 million, respectively. The expense in 2001 related to the buy-back of a former executive’s options. See Note 8.

Impairment of Long-Lived Assets—The Company evaluates the impairment of long-lived assets if circumstances indicate that the carrying value of those assets may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. Any indicated impairment would be measured based on fair value.

Derivative Financial Instruments—In prior years, the Company was party to interest-rate cap agreements to reduce the impact of fluctuations in interest rates on its floating-rate long-term debt. Effective October 4, 1999, the Company entered into an interest-rate cap agreement which was for a notional amount of $75 million and effectively caps the interest rate at 7%. The agreement terminated October 9, 2001 and was not renewed. As of December 31, 2003, there were no interest-rate caps or other derivative instruments outstanding.

Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high-credit qualified financial institutions and, by policy, limits the amount of investment exposure with any one financial institution. Accounts receivable are generally diversified due to the large number of entities comprising the Company’s customer base and their geographic dispersion. Container sales to the largest customer amounted to approximately 15.5%, 16.9% and 16.0% of the Company’s net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable from this customer amounted to approximately $11.0 and $12.1 million at December 31, 2003 and 2002, respectively. Container sales to the second largest customer amounted to approximately 12.0%, 9.7% and 11.7% of the Company’s net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable from this customer amounted to approximately $12.0 and $9.1 million at December 31, 2003 and 2002, respectively. The Company evaluates each customer’s credit worthiness on a case-by-case basis. If such evaluations indicate substantial credit risk, the Company may choose not do business with the customer, or at a minimum, require cash payments upon delivery of goods. Although the Company does not currently obtain collateral upon extension of credit, doing so would be considered if deemed necessary based upon the credit evaluation.

Employees—At December 31, 2003, we employed approximately 4,000 people. Approximately 1,000 of these employees were hourly workers covered by collective bargaining agreements which expire between March 1, 2005 and October 31, 2006. Given the seasonality of the bottled water industry, we expect to continue to employ full-time, temporary, and seasonal workers during the peak production months of May through September. Neither our predecessor companies nor we have had any material labor disputes in the past five years and we consider our relations with employees to be good.

Recently Issued Accounting Pronouncements—In December 2003, the FASB issued Revised SFAS No. 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement retains the disclosures required by SFAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligation and fair values of plan assets. Under Revised SFAS No. 132 additional disclosures are required regarding the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003. We have adopted SFAS No. 132 Revised and included the additional disclosures in note 9 to these consolidated financial statements.

Revenue Recognition—In accordance with Staff Accounting Bulletin 104 “Revenue Recognition,” revenue is recognized when all four of the following conditions have been met; 1) transfer of title and risk of loss to the customer; which, depending on the terms of sale, occurs either at the time product is shipped or when the product is received by the customer, 2) collection of the relevant receivable is probable, 3) persuasive evidence of an arrangement exists and 4) the sales price is fixed or determinable.

Pension Plans—The Company sponsors both defined benefit and defined contribution retirement plans on behalf of certain of its subsidiaries, and currently contributes to one multi-employer union pension plan, all of which are more fully defined at note 9. For the defined benefit plans, the Company’s policy is to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits.

Reclassifications—Certain prior year accounts have been reclassified to conform to current year presentation.

2. INVENTORIES

Inventories consist of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Raw materials	$21,077	$21,835
Parts and supplies	7,505	6,162
Finished goods	21,645	18,751

	$50,227	$46,748

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Land	$10,513	$10,513
Buildings	23,586	23,332
Leasehold improvements	19,776	17,579
Machinery and equipment	347,583	321,747
Equipment under capital leases	—	1,848
Furniture and equipment	8,989	5,645

	410,447	380,664
Less accumulated depreciation	155,077	124,993

	255,370	255,671
Construction in progress	20,694	33,610

	$276,064	$289,281

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $37.0, $35.8 and $34.5 million, respectively.

In 2001, the Company sold and leased back equipment used in the manufacturing process with net cash proceeds of $28.3 million. The machinery and equipment is being leased over a period of 8 years. The leases are classified as operating leases. The annual lease payments total $4.4 million. The assets were new when sold, and were sold at cost.

4. INTANGIBLE AND OTHER ASSETS

Intangible and other assets consist of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Deferred financing costs	$30,851	$26,251
Deposits and other	10,678	7,409

	41,529	33,660
Less accumulated amortization	23,329	14,216

	$18,200	$19,444

Non-compete Agreement—In 1997, the Company entered into a five-year non-compete agreement with a former management shareholder. During 1998, the non-compete agreement was revised to guarantee payments totaling $0.4 million per year for five years. In 2002, the remaining balance was fully amortized. In addition, a non-guaranteed portion of up to $8.2 million will be paid based on the valuation of the Company during future ownership changes. No amount was required to be recorded at December 31, 2003 and 2002 for potential non-guaranteed payments.

5. ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Provision for severance and lease commitments	$178	$829
Employee compensation and benefits	8,966	9,723
Accrued interest	8,818	9,923
Accrued real estate and personal property taxes	1,925	2,766
Accrual for customer claims	994	2,062
Rebates and other payables	18,703	21,010

	$39,584	$46,313

6. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Senior credit facility—term loans	$387,833	$360,083
Senior subordinated notes	185,000	185,000
Capital lease obligations	87	893

	572,920	545,976
Less current portion	(11,587)	(61,911)

	$561,333	$484,065

In connection with the mergers and contributions (Note 1), the Company issued notes in a private placement under Rule 144A of the Securities Act of 1933 and entered into a new Senior Credit Facility and Revolving Credit Facility.

In January 2003, the Company entered into an amendment to its senior Credit Facility. Terms of the amendment included eliminating certain covenants and amending others, permanently reducing the revolver commitment to $43.5 million, changing the term loan amortization schedule such that a total of $25.8 million will be due in installments from March 31, 2003 until June 29, 2005, adding a tranche C term loan in the amount of $35.0 million, incurring an additional fee of 1% to be paid on the unpaid principal balance of each loan payable June 30, 2005, an additional fee of 2% to be charged on all deferred principal payments, less any voluntary or mandatory prepayments, which is payable June 30, 2005, and a fee on the tranche C term loan equal to 4% of the principal amount to be paid upon the repayment of tranche C term loan. Other less significant terms were also amended. A description of terms of the Senior Credit Facility, as amended, follows.

Senior Credit Facility—The Senior Credit Facility, as amended, consists of four tranches of term loans with a total original principal amount of $521.5 million and a $43.5 million revolving credit facility (the “Revolver”). The term loan facilities and Revolver are summarized below:

•	Tranche A—The tranche A term loan was originally $150.0 million in principal, of which $94.3 million was outstanding at December 31, 2003. The Company is required to repay the tranche A term loan in quarterly installments through June 2005, including an $83.9 million payment on June 30, 2005.

•	Tranche B—The tranche B term loan was originally $235.0 million in principal, of which $226.1 million was outstanding at December 31, 2003. Of the outstanding balance, the Company is required to repay $4.5 million of the tranche B term loan in quarterly installments which range from $0.8 million to $1.5 million through 2004, seven quarterly payments of $27.8 million beginning September 30, 2005, and a final payment of $27.3 million on June 30, 2007.

•	Tranche C—The available tranche C term loan totals $100.0 million in principal, of which $35.0 million was outstanding at December 31, 2003. The Company is required to repay the tranche C term loan at the earlier of December 31, 2007 or after all other outstanding senior loans have been repaid. Under certain circumstances the lenders may, but are not required, to make additional tranche C term loans to the Company.

•	Tranche 2 Converted Term Loan—The tranche 2 converted term loan totals $36.5 million in principal, of which $32.4 million was outstanding at December 31, 2003. This loan is the result of the conversion, effective February 27, 2002, of the tranche 2 revolver to a term loan as stipulated in the Senior Credit Facility, as amended. The Company is required to repay the loan in quarterly installments through June 2005, including a $28.8 million payment on June 30, 2005.

Revolving Credit Facility—The Revolving Credit Facility commitment was $43.5 million as of December 31, 2003, of which $29.5 million was outstanding. Additionally, the Company had approximately $13.9 million of outstanding letters of credit under the Revolver. The Revolving Credit Facility matures July 2, 2005.

Borrowings under the Facility bear interest, at the Company’s option, at either:

•	a base rate, which will be the higher of 1/2 of 1% in excess of the overnight federal funds rate and the prime lending rate of Deutsche Bank Trust Company Americas, plus an interest margin; or

•	a Eurodollar rate on deposits for one, two, three or six month periods or, if and when available to all of the relevant lenders, nine or twelve month periods, which are offered to Deutsche Bank Trust Company Americas in the interbank Eurodollar market, plus an interest margin.

The applicable interest margin on base rate and Eurodollar loans is a fixed amount depending on the loan tranche. Those margins are as follows:

•	2.75% for base rate loans and 3.75% for Eurodollar rate loans for tranche A term loans, tranche 2 converted term loans, and revolving credit loans;

•	3.25% for base rate loans and 4.25% for Eurodollar rate loans for tranche B term loans; and

•	2.25% for base rate loans and 3.25% for Eurodollar rate loans for committed tranche C term loans; and

•	a rate to be determined for uncommitted tranche C term loans, based on the agreement between Consolidated Container Company and the lender or lenders providing that loan.

Additional interest accrues on the outstanding balance under the tranche C term loan at a rate of 11.3% per annum, which will be paid at the earlier of December 31, 2007, or after the repayment of all other outstanding senior loans. The lenders of the tranche C term loan also received units of common equity in Consolidated Container Holdings LLC. In connection with the January 2003 amendment, the majority owners of Holdings purchased a 100% participation in the $35 million tranche C term loan and received all of the units of common equity in Holdings that were issued with the tranche C term loan.

Depending on their maturity dates, the various borrowing types bear interest at the following rates as of December 31, 2003:

Interest Rates
Revolver	4.9%
Tranche A Term Loan	4.9 - 5.0%
Tranche B Term Loan	5.4%
Tranche C Term Loan	4.5%
Tranche 2 Converted	4.9 - 5.0%

In addition, the Company pays the following fees related to the Senior Credit Facility:

•	a commitment fee on the unused commitments under the revolving credit facilities of 0.50% on an annual basis, payable quarterly in arrears;

•	an annual administration fee of $0.1 million to Deutsche Bank Trust Company Americas, as administrative agent.

Starting with the January 2003 amendment to the Senior Credit Facility, additional fees included:

•	a fee of 1.0% to be accrued on the unpaid principal balance of each loan, cash payment of which will be deferred until June 30, 2005;

•	a 2.0% fee to be accrued on all principal payments deferred by the January 2003 amendment to the Senior Credit Facility, less any voluntary or mandatory prepayments. Cash payment of this fee will be deferred until June 30, 2005;

•	a fee on the tranche C term loan equal to 4.0% of the principal amount to be paid upon repayment of the tranche C term loan (which repayment shall not be made until the earlier of December 31, 2007, or after the repayment of all other outstanding senior loans).

The obligations under the Senior Credit Facility are collateralized and are unconditionally and irrevocably guaranteed jointly and severally by Holdings and each of its direct and indirect domestic subsidiaries other than the Company and its wholly owned subsidiary, Consolidated Container Capital Inc., and, in each case, are subject to customary exceptions. The separate financial statements of each guaranteeing subsidiary are not presented because the Company’s management has concluded that such financial results, separate and apart from the Company’s results, are not material to investors. (See Note 14)

The senior subordinated notes (the “Notes”) and the Senior Credit Facility contain covenants that restrict, among other things, the Company’s ability to do the following: to make certain capital expenditures; to make certain restricted payments; to incur debt in addition to the Company’s outstanding debt; to incur certain liens; to make certain investments; to enter sales and leaseback transactions; and to merge, consolidate or sell all or substantially all of the Company’s and its subsidiaries’ assets, subject to certain conditions; and to enter into transactions with affiliates. The Senior Credit Facility also requires the Company to maintain financial ratios relating to the minimum levels of earnings before interest and taxes plus depreciation and amortization, and fixed charge coverage. At December 31, 2003, the Company was in compliance with all covenants under the Notes and the Senior Credit Facility.

Senior Subordinated Notes—The Notes were issued on July 2, 1999, and have an original face value of $185.0 million. The Notes, which are due in 2009, bear interest at a fixed interest rate of 10 1/8%, payable semiannually in July and January of each year. The fair value of the Company’s long-term debt is based on quoted market prices. At December 31, 2003 the estimated fair value of the Notes was $111.9 million.

Scheduled Maturities—The scheduled annual maturities of long-term debt (excluding capital leases) at December 31, 2003, were as follows (in thousands):

Year ending December 31,
2004	$11,500
2005	175,228
2006	111,040
2007	90,065
Thereafter	185,000

$572,833

An excess cash flow payment equal to 75% of the excess cash flow generated by the Company (as described in the January 2003 amendment) is required for periods ending June 30, 2003, December 31, 2003, and December 31, 2004. The Company did not generate excess cash flow, as defined as of June 30, 2003, or December 31, 2003 and therefore did not make such a payment.

7. OTHER LIABILITIES

Other liabilities consist of the following at December 31, 2003 and 2002:

	2003	2002
	(Amounts in thousands)
Noncancellable lease commitments on closed facilities	$6,581	$6,872
Insurance reserve	7,349	7,875
Deferred income	3,878	7,531
Accrued pension	28,556	28,973
Accrued post-retirement benefits	7,530	7,392
Deferred interest	8,887	—
Other	171	—

	$62,952	$58,643

8. RESTRUCTURING ACCRUALS

In the third quarter of 2001, the Company adopted a restructuring plan regarding the relocation of its corporate offices from Dallas to Atlanta and the changeover of its executive leadership. The $3.8 million restructuring charge included severance, the repurchase of options held by a former executive, and lease termination costs for the Dallas location. As a part of the decision to relocate its corporate offices during 2001, the Company repurchased a former executive’s options for approximately $0.6 million and has included this amount in the restructuring charges in the consolidated statement of operations for the year ended December 31, 2001. In addition, compensation expense related to the granting of certain replacement options to a former executive for approximately $0.3 million has been recorded in stock compensation expense and as an adjustment to member’s equity for the year ended December 31, 2001. During 2002, restructuring charges of $0.1 million were incurred as a result of changes made to prior restructuring estimates.

In connection with the acquisition of Suiza Packaging in 1999, the Company developed a restructuring plan to pursue opportunities for cost reduction and operation synergies through the consolidation of administrative and manufacturing functions and facilities. Through purchase accounting, the Company recorded a restructuring accrual of $4.6 million, which includes $1.9 million for severance and other personnel related cost and $2.7 million for facility closing cost in connection with the closing of certain Suiza Packaging facilities. In the third quarter of 1999, the Company recognized a restructuring charge of $1.5 million for severance and other personnel-related costs relative to the closing of its corporate administrative and accounting office in California and the consolidation of those operations with Suiza Packaging. In the fourth quarter of 1999, the Company recognized a restructuring charge of $7.2 million in connection with plans to close certain Reid Plastics manufacturing facilities. Of this charge, $0.6 million represents severance and other personnel-related costs and $6.6 million represents remaining commitments under non-cancelable operating leases and other facility closing costs.

Reconciliation of the pre-acquisition and post-acquisition restructuring expenses during 2001, 2002 and 2003 were as follows:

	1997 Restructuring	Purchase Accounting Restructuring	1999 Restructuring	2001 Restructuring
	(Amounts in thousands)
Balance at December 31, 2000	$3,893	$2,938	$3,191	$—
Severance cost	—	—	—	2,551
Executive option repurchase	—	—	—	643
Closed facility subject to operating lease	—	—	—	305
Charge reversal for changes in scheduled plant closings	—	(1,836)	—	—
2001 charges	(58)	(691)	(2)	(635)

Balance at December 31, 2001	3,835	411	3,189	2,864
Severance cost	—	—	—	83
2002 charges	(24)	(324)	(58)	(2,275)

Balance at December 31, 2002	3,811	87	3,131	672
2003 charges	(103)	(87)	(81)	(672)

Balance at December 31, 2003	$3,708	$—	$3,050	$—

Items charged to the accrual in all years presented were cash items.

9. EMPLOYEE BENEFITS

The Company sponsors both defined benefit and defined contribution retirement plans on behalf of certain of its subsidiaries, and currently contributes to one multi-employer union pension plan.

Defined Benefit Plans—The Company succeeded to a defined benefit pension plan for substantially all salaried employees of Plastic Containers Inc. (“PCI”) hired prior to August 1, 1997. (PCI no longer exists as a legal entity, but the Company is successor in interest to these benefit plans.) The Plan was frozen for future accruals as of December 31, 1999.

In addition, the Company maintains a benefit equalization plan for salaried employees hired prior to August 1, 1997, whose compensation level exceeds the limits within the defined benefit pension plan. The Plan was frozen for future accruals as of September 1, 1998.

The Company also succeeded to a noncontributory defined benefit pension plan for substantially all hourly employees of the former PCI who have attained 21 years of age. Plan benefits vary by location and by union contract, but are based primarily on years of service and the employee’s highest wage classification for 12 consecutive months in the five-year period prior to retirement. Normal retirement is at age 65, with at least a five-year period of continuous service. However, employees may retire as early as age 55 and receive reduced benefits.

Post-retirement Benefits Other Than Pensions—The Company provides certain health care and life insurance benefits for retired employees of the former PCI hired before 1994. Certain of the former PCI’s hourly and salaried employees became eligible for these benefits when they became eligible for an immediate pension under a formal company pension plan.

A measurement date of December 31 of each year presented was used for the disclosures that follow.

Benefit Obligations. The following table provides a reconciliation of the beginning and ending benefit obligation for the defined benefit plans and the post-retirement plan:

	Pension Benefits		Other Post-Retirement Benefits
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2002
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$82,471	$74,160	$6,616	$6,135
Service cost	851	903	133	109
Interest cost	5,409	5,209	413	427
Amendments	72	208	—	—
Actuarial loss	5,962	7,333	205	49
Benefits paid	(5,700)	(5,342)	(382)	(104)

Benefit obligation at December 31	$89,065	$82,471	$6,985	$6,616
Weighted average assumptions used to determine benefit obligations as of December 31:
Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of compensation increase	5.00%	5.00%

The accumulated benefit obligation of our pension plans at the end of 2003 and 2002 was $89.0 million and $82.5 million, respectively.

Plan Assets. The reconciliation of the beginning and ending balances of the fair value of plan assets were as follows:

	Pension Benefits		Other Post-Retirement Benefits
	2003	2002	2003	2002
	(Amounts in thousands)
Change in plan assets:
Fair value of plan assets at beginning of year	$53,473	$60,072	$—	$—
Actual return on plan assets	10,642	(5,869)	—	—
Employer contribution	1,879	4,612	382	104
Plan participant contribution	—	—	230	236
Benefits paid	(5,700)	(5,342)	(612)	(340)

Fair value of plan assets at December 31	$60,294	$53,473	$—	$—

The weighted average asset allocation for our pension plans at the end of 2003 and 2002 and the target allocation for 2004, by asset category, follows. The expected long-term rate of return on these plan assets was 9% in 2003 and 2002. Our post-retirement benefits are funded as claims are incurred.

	Target Allocation	Percentage of Plan Assets At December 31
	2004	2003	2002
Asset Category
Equity Securities	60%	61%	61%
Fixed Income	40%	39%	39%

	100%	100%	100%

Subject to the limitation on deductibility imposed by federal income tax laws, the Company’s policy is to contribute funds to the plans annually in amounts required to maintain sufficient plan assets to provide for accrued benefits. The Company also considers additional contributions, subject to cash flow constraints. Plan assets are held in a master trust and are composed primarily of common stock, corporate bonds, and U.S. government and government agency obligations, based on the target allocations noted above

Funded Status. The funded status of the plans, reconciled to the amount reported on the Consolidated Balance Sheets as of December 31 follows:

	Pension Benefits		Other Post-Retirement Benefits
	2003	2002	2003	2002
Funded status	$(28,771)	$(28,998)	$(6,985)	$(6,616)
Unrecognized actuarial loss (gain)	27,903	31,221	(436)	(641)
Unrecognized prior service cost	184	393	—	—

Prepaid (accrued) benefit cost	$(684)	$2,616	$(7,421)	$(7,257)

Accrued benefit liability	$(28,556)	$(28,973)	$(7,421)	$(7,257)
Intangible asset	184	393	—	—
Accumulated other comprehensive income	27,688	31,195	—	—

Net amount recognized	$(684)	$2,615	$(7,421)	$(7,257)

Expected Cash Flows. Our expected contributions for all defined benefit pension plans during 2004 are $9.7 million.

Net Period Cost. The components of the net period cost for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Pension Benefits			Other Post-Retirement Benefits
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(Amounts in thousands)
Service Cost	$851	$903	$941	$133	$109	$98
Interest Cost	5,409	5,209	5,133	413	421	431
Expected return on plan assets	(4,656)	(5,365)	(6,055)	—	—	—
Amortization of prior service cost	282	231	201	—	—	—
Recognized actuarial loss	3,293	798	—	—	—	—

Net Periodic benefit cost	$5,179	$1,776	$220	$546	$530	$529

The amortization of prior service costs resulting from collective bargaining agreements are amortized over the life of the contracts. Other amortizations occur over the future working lifetimes.

The Company’s major assumptions used to determine net cost for pension plans are presented as weighted averages:

	Pension Benefits			Other Post-Retirement Benefits
	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Discount rate	6.50%	7.25%	7.75%	6.50%	7.25%	7.75%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%
HealthCare Cost Trend Rates:
Initial				9.00%	10.00%	10.00%
Ultimate				6.00%	6.00%	6.00%
Year that the rate reaches the ultimate trend rate				2007	2007	2007

The selected long-term rate of return on plan assets was based primarily on the allocation of the plans’ assets. Analysis of the historic returns of the various included asset classes combined with projections of future returns were considered in setting the long-term rate of return. The Company reviews these factors annually to ensure the assumption used is consistent with these trends. The Company has elected to decrease the asset return assumption from 9.0% to 8.75% for the 2004 fiscal year.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2003 and the postretirement benefit obligation as of December 31, 2003 by $63,000 and $584,000 respectively. A 1% decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2003 and the postretirement benefit obligation as of December 31, 2003, by $54,000 and $529,000, respectively.

Defined Contribution Plan—Certain employees not covered by collective bargaining agreements are eligible to participate in a 401(k) employee savings plan. Employees who have completed six months or more years of service and have met other requirements of the plan are eligible to participate in the plan. The employees participating in the plan can generally make contributions up to 20% of their annual compensation, and the Company can elect to match such employee contributions up to a maximum of 50% of the employee’s first 6%. The matching contributions vest 100% after four years.

Certain unionized employees are eligible to participate in a Savings Plan. Eligibility rules vary based upon the terms of the respective applicable location’s collective bargaining agreement.

The Company’s defined contribution plan expense was $1.5, $1.3 and $1.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Company Sponsored and Multi-employer Plans—The Company currently contributes to various pension plans. The Company’s expense related to these plans was $6.0, $2.9 and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock Option Plans—During 1998, Suiza Packaging adopted the Franklin Plastics, Inc. 1998 Stock Option Plan, which reserved 187,089 shares of common stock for grants and granted stock options to certain key employees at exercise prices that approximated the fair market value of such shares at the date of grant. Stock options granted under this plan were exercisable over a three-year period from the date of grant and could become exercisable upon the termination of an individual’s employment following a change in control. As a result of the Transactions, participants were able to convert options granted under the Franklin plan to the Consolidated Container Holdings LLC Replacement Units Option Plan. As a result, 116,964 shares exercisable pursuant to previously issued and outstanding options under the Franklin plan were converted to become exercisable in the Company’s units, using a conversion rate of 2.94295 units per share, resulting in 344,167 options outstanding at July 2, 1999, none of which were exercisable at that date. As of December 31, 2003, there were 135,839 options outstanding with an average strike price of $4.94 per member unit.

In addition, Holdings adopted a 1999 Unit Option Plan to provide some of the Company’s managers and other key employees with options to acquire up to 596,206 or 5.5%, on a fully diluted basis, of the member units of Holdings. This plan was subsequently expanded to enable the Company to grant options to acquire 1,206,150 member units of Holdings. As of December 31, 2003 there were 1,086,722 options outstanding with an average exercise price of $2.07 per member unit. The exact pricing, performance criteria, vesting terms and redemption of options granted under this plan are governed by individual unit option agreements between the employee and Holdings and, if the options are exercised, the terms of the options will be governed by special unit acquisition, ownership and redemption agreements. Under the 1999 Unit Option Plan, during 2002, certain employees were offered the opportunity to exchange options formerly granted with a strike price ranging from $10.50 to $40.00 for options with a five-year vesting period, ten-year contractual life, and a strike price ranging from $6.50 to $15.00 on a 1-for-1 basis. A total of 645,700 options were canceled and reissued under this program. Additionally, in the fourth quarter of 2002, certain employees were offered the opportunity to exchange options formerly granted with a strike price of $29.66 for options with a five-year vesting period, ten-year contractual life, and a strike price of $6.50 on a 4-for-1 basis. As a result, 38,000 of the $29.66-strike price options were canceled and 9,494 options with a strike price of $6.50 were granted. Terms of these newly issued options made the beginning of the vesting schedule retroactive to July 2, 2002, the date on which the exchange offer was approved by the management committee. Any prior vesting of exchanged options was foregone as part of the exchange process. As these options relate to the parent company’s securities, the expense has been reflected in the Company’s Consolidated Statements of Operations and as a capital contribution in the parent company financial statements.

Also under the 1999 Unit Option Plan, during 2003, in an effort to properly align the option values with the current performance of the Company, all outstanding options with a strike price of $6.50 or $15.00 were re-priced to $1.00. Other terms of the options (except for changes in certain terms affecting vesting and termination of options) were not changed by this amendment. The impact on the financial statements of this re-pricing was negligible. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighed average assumptions for grants in 2003: no dividend yield; no expected volatility; risk-free interest rate of 4.20 percent; and expected lives of five years. Because the fair market value of the equity underlying the options that were granted in 2003 was negligible, the estimated value for these options on the date of grant using the Black-Scholes model was negligible. For this reason, no compensation expense was recognized related to the grant of these options in 2003.

The members of Holdings have agreed that, upon exercise of 344,167 options outstanding as of December 31, 2003, with a weighted exercise price of $2.55, some portion of the proceeds would be remitted to one of the members who would release one of its member units to the exercising party. The portion of the proceeds that were not remitted to the member would be remitted to Consolidated Container Company.

Stock option activity from the years ending December 31, 2001, 2002 and 2003 is summarized below:

	Shares	Weighted average exercise price
Unexercised at December 31, 2000	859,611	$20.87
Granted	633,650	22.40
Forfeited or exercised	(519,955)	23.02

Unexercised at December 31, 2001	973,306	20.72
Granted	892,494	10.34
Forfeited or exercised	(835,882)	23.35

Unexercised at December 31, 2002	1,029,918	9.59
Granted	271,384	1.00
Forfeited or exercised	(78,741)	7.98

Unexercised at December 31, 2003	1,222,561	$2.07

The following table summarizes the information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Contractual Life	Weighted average exercise price	Shares	Weighted average exercise price
Range of exercise prices:
$1.00	1,059,622	9	$1.00	163,537	$1.00
$3.40	105,059	7	3.40	105,059	3.40
$10.19	30,780	6	10.19	30,780	10.19
$29.66	27,100	6	29.66	21,680	29.66

Long-Term Incentive Plan—In 1999, Holdings adopted a bonus plan for certain of the Company’s officers, other key employees, and outside consultants. If a liquidity event, as defined in the bonus plan, were to occur, then the management committee of Holdings would establish a bonus pool of cash equal to a formula based on the appreciation in value of the member units of Holdings. Those awarded grants under the bonus plan would share in the bonus pool. However payments would be made only if (1) a liquidity event occurs and (2) specified rates of return are realized by Vestar Packaging LLC and its affiliates on their investment in Holdings. To date, no awards have been made under the bonus plan and we do not believe that any awards will be made under this plan in the future, as we intend to cancel this plan and replace it with a new long-term incentive plan in 2004.

10. INCOME TAXES

As a limited liability company, the Company is generally not subject to United States federal income tax. Some states, which do not conform to the federal treatment of limited liability companies, do assess a franchise tax that is generally based on the equity of the company. However, the Company is required to distribute cash to its sole member, Holdings, to allow its equity members to pay income and franchise tax on their share of income or loss pursuant to their membership interest. Total distributions, net of refunds received on the overpayment of the equity members’ prior year taxes, for the years ended December 31, 2003, 2002 and 2001 were ($0.9), ($0.1) and ($0.2) million, respectively. The Company estimates that there will be no tax distributions in 2004 for 2003.

In addition, the equity members of Holdings will be subject to United States income taxes upon the distribution to the Company of un-remitted earnings from the Company’s foreign subsidiaries of $4.5, $4.7 and $7.9 million as of December 31, 2003, 2002 and 2001, respectively. A determination of the United States income tax liability for each of the equity members is not practicable. However, it is management’s intention that un-remitted earnings will not be distributed, but rather be reinvested as part of the Company’s ongoing foreign operations.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments—The Company is obligated under capital leases for certain machinery and equipment, which expire in 2004.

The Company leases certain property, plant and equipment used in its operations under non-cancelable operating lease agreements. Such leases, which are primarily for facilities, machinery and equipment and vehicles, have lease terms ranging from three to ten years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals, based on miles driven or units produced. Rent expense for such leases was $24.2, $27.4 and $27.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments at December 31, 2003, are summarized below (dollar amounts in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2004	$88	$20,658
2005	—	19,009
2006	—	17,207
2007	—	16,519
2008	—	15,823
Thereafter	—	36,308

Total minimum payments required(1)	88	$125,524

Less portion representing interest	1

Present value of minimum lease payments	$87

(1)	Minimum payments have not been reduced by minimum sublease rentals of $1.9 million due in the future under non-cancelable subleases.

Contingencies—The Company and its subsidiaries are parties, in the ordinary course of business, to certain claims and litigation. In management’s opinion, the settlement of such matters is not expected to have a material impact on the consolidated financial statements.

In addition, the Company is a party to employment agreements with certain officers that provide for minimum compensation levels and performance-based incentive bonuses along with provisions for termination of benefits in certain circumstances.

12. RELATED PARTY TRANSACTIONS

Management Agreement—In April 1999, the Company entered into a management agreement with Vestar Capital Partners to provide ongoing management services. The Company will pay to Vestar Capital Partners an annual fee of the greater of $500,000 or 0.42% of the earnings before interest and taxes plus depreciation and amortization of the prior year and all out-of-pocket expenses regarding these services. During 2003, Vestar Capital Partners agreed to waive $250,000 or 50% or their management fee under the terms of this agreement.

Simultaneously with the closing of the Transactions, the Company entered into the following agreements:

•	Supply Agreements—The Company entered into supply agreements with Suiza Foods Corporation, now doing business as Dean Foods Company. The prices for bottles and bottle components are based on the prices that were in effect in July 1999 between Suiza Foods and the Company and are subject to adjustment based on changes in raw material, manufacturing and delivery costs.

•	Trademark License Agreement—The Company entered into a trademark license agreement with Continental Can Company, Inc. (“Continental Can”), a wholly owned subsidiary of Suiza, now doing business as Dean Foods Company. Continental Can granted the Company a nonexclusive license to use some of its trademarks in the United States. The trademark license is royalty-free as long as Dean Foods owns 10% or more of Holdings. Should Dean Foods’ ownership interest fall below 10%, an annual royalty of $100,000 would be charged to the Company.

The Company had bottle and resin sales to Dean Foods of approximately $160.7, $129.7 and $138.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable from Dean Foods, net of amounts owed at December 31, 2003 and 2002, amounted to approximately $12.0 and $9.1 million, respectively.

13. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Period Ended	Balance at Beginning of Period	Provision	Recoveries (Write-offs)	Balance at End of Period
	(Amounts in thousands)
December 31, 2001	$4,990	5,980	(7,409)	$3,561
December 31, 2002	$3,561	46	(2,193)	$1,414
December 31, 2003	$1,414	92	(213)	$1,293

14. GUARANTOR FINANCIAL STATEMENTS

Separate financial statements of the subsidiary guarantors are not included herewith as management has determined that such information is not material to investors because (i) the subsidiary guarantors constitute substantially all of the Company’s direct and indirect subsidiaries and have fully and unconditionally guaranteed the Notes on a joint and several basis, and (ii) Holdings is a holding company with no assets, operations or cash flow separate from its investment in the subsidiary guarantors.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Amounts in thousands)

	June 30, 2004	December 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,807	$31,635
Investment securities	92	97
Accounts receivable (net of allowance for doubtful accounts of $1,602 in 2004 and $1,293 in 2003)	90,323	86,477
Inventories	55,851	50,227
Other current assets	12,772	24,588

Total current assets	178,845	193,024
PROPERTY AND EQUIPMENT, Net	274,682	276,064
GOODWILL	209,859	209,859
INTANGIBLES AND OTHER ASSETS, Net	19,890	18,200

	$683,276	$697,147

LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$88,779	$85,626
Accrued liabilities	43,211	41,522
Revolving credit facility	—	29,500
Current portion of long-term debt	2,200	11,587

Total current liabilities	134,190	168,235
LONG-TERM DEBT	554,658	561,333
OTHER LIABILITIES	54,533	62,952
COMMITMENTS AND CONTINGENCIES

MEMBER’S DEFICIT:
Member’s deficit	(31,923)	(67,292)
Foreign currency translation adjustment	(495)	(394)
Minimum pension liability adjustment	(27,687)	(27,687)

Total member’s deficit	(60,105)	(95,373)

	$683,276	$697,147

See notes to condensed consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Net sales	$190,293	$188,134	$375,721	$372,637
Cost of sales	164,181	166,789	326,629	329,746

Gross profit	26,112	21,345	49,092	42,891
Selling, general and administrative expense	(11,751)	(12,237)	(23,006)	(24,682)
Amortization expense	(8)	(326)	(17)	(650)
Stock based compensation expense	(153)	(199)	(263)	(399)
(Loss) gain on disposal of assets	(374)	219	(1,079)	354

Operating income	13,826	8,802	24,727	17,514
Interest expense	(20,079)	(13,952)	(34,076)	(28,559)

Net loss	(6,253)	(5,150)	(9,349)	(11,045)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(44)	224	(101)	340

Comprehensive loss	$(6,297)	$(4,926)	$(9,450)	$(10,705)

See notes to condensed consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Six Months Ended
	June 30, 2004	June 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,349)	$(11,045)
Adjustment to reconcile net loss to net cash from operating activities:
Depreciation and amortization	19,118	20,787
Debt and refinancing cost amortization	8,991	3,287
Stock based compensation	263	399
Currency translation	(101)	340
Loss (gain) on disposal of assets	1,079	(354)
Accretion of senior secured discount notes	1,756	—
Changes in operating assets and liabilities
Accounts receivable	(3,846)	(18,456)
Inventories	(5,624)	(1,843)
Other current assets	11,816	5,326
Intangibles and other assets	(1,084)	(2,163)
Accounts payable	3,153	5,608
Accrued liabilities	1,820	(2,990)
Other long term liabilities	(8,419)	7,301

Net cash from operating activities	19,573	6,197

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(19,822)	(12,407)
Net change in investments	5	4
Proceeds from disposal of property and equipment	1,655	892
Cash paid for acquisitions	(131)	(48)

Net cash from investing activities	(18,293)	(11,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on revolving lines of credit	(29,500)	(31,000)
Issuance of notes payable	220,000	35,000
Issuance of senior secured discount notes	150,102	—
Payments on notes payable to banks and capital leases	(387,920)	(2,432)
Payments of debt issuance costs	(10,245)	(4,579)
Member’s contribution net of related costs (Note 5)	44,575	—
Tax (distribution) receipt to the benefit of the member	(120)	903

Net cash from financing activities	(13,108)	(2,108)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,828)	(7,470)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,635	24,382

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,807	$16,912

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for interest	$31,607	$21,024

See notes to condensed consolidated financial statements.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    ORGANIZATION AND BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Consolidated Container Company LLC (the “Company”) have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission and accounting principles generally accepted in the United States of America applicable to interim financial statements. In the opinion of management, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the accompanying unaudited condensed consolidated financial statements. The condensed consolidated balance sheet as of December 31, 2003 is derived from audited financial statements. The condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003. Results of operations and cash flows for the six months ended June 30, 2004 and the corresponding balance sheet as of June 30, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

The Company is wholly owned by Consolidated Container Holdings LLC, a Delaware limited liability company (“Holdings”). The common units of Holdings are 24.7% owned by Reid Plastics Holdings Inc., 16.6% owned by Vestar Packaging LLC, 13.5% owned by Vestar CCH LLC, and 45.0% owned by Franklin Plastics Inc., a subsidiary of Dean Foods Company. Each of Reid Plastics Holdings Inc., Vestar CCH LLC, and Vestar Packaging LLC are controlled by Vestar Capital Partners III, L.P. and its affiliates. Additionally, as discussed more fully below, Holdings recently issued Series B Convertible Preferred Units, which are 73.4% owned by Vestar CCH Preferred LLC, which is also controlled by Vestar Capital Partners III, L.P. and its affiliates, and 26.6% owned by Franklin Plastics Inc.

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

2.    INVENTORIES

Inventories consisted of the following at June 30, 2004, and December 31, 2003:

	June 30, 2004	December 31, 2003
	(Amounts in thousands)
Raw materials	$24,918	$21,077
Parts and supplies	7,465	7,505
Finished goods	23,468	21,645

	$55,851	$50,227

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

3.    REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

Long-term debt consisted of the following at June 30, 2004, and December 31, 2003:

	June 30, 2004	December 31, 2003
	(Amounts in thousands)
Senior credit facility—term loans	$220,000	$387,833
Senior secured discount notes	151,858	—
Senior subordinated notes	185,000	185,000
Capital lease obligations	—	87

	556,858	572,920
Less current portion	(2,200)	(11,587)

	$554,658	$561,333

In connection with its formation in 1999, the Company issued senior subordinated notes in a private placement under Rule 144A of the Securities Act of 1933, as amended, and entered into a senior credit facility providing for various term loans, revolving loans and letters of credit.

On May 20, 2004, the Company entered into a new senior credit facility (the “Senior Credit Facility”) that included a $220.0 million term loan and a $45.0 million revolving credit facility (the “Revolver”), of which $10.0 million was drawn on the transaction date. On the same date, the Company issued $207.0 million aggregate principal amount due at maturity of 10 3/4% senior secured discount notes which generated net proceeds of approximately $150.1 million in a private placement under Rule 144A of the Securities Act of 1933, as amended. Additionally, the Company’s parent, Consolidated Container Holdings LLC, made a $45.0 million capital contribution from the proceeds of its sale of Series B Convertible Preferred Units. The proceeds from the new term loan, the senior secured discount notes and the capital contribution were used to permanently repay our outstanding borrowings, accrued interest, and deferred obligations under our then existing senior credit facility, and fees of approximately $12.0 million related to the refinancing. These expenses have been deferred and are included in intangibles and other assets in the accompanying condensed consolidated balance sheet and are being amortized ratably over the terms of the applicable debt. The retirement of our then existing debt also required the write-off of related deferred financing costs in the amount of $6.5 million, which is included in interest expense in the accompanying condensed consolidated statement of operations and comprehensive loss.

Senior Credit Facility—The Senior Credit Facility consists of a term loan with a total original principal amount of $220.0 million and a $45.0 million revolving credit facility. The term loan facilities and Revolver are summarized below:

Term Loan

The term loan was originally $220.0 million in principal, all of which was outstanding at June 30, 2004. The Company is required to repay the term loan in quarterly installments of $550,000 commencing September 30, 2004 and continuing through September 2008, with the remaining balance due December 15, 2008.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Revolver

The commitment amount under the Revolver was $45.0 million as of June 30, 2004, of which no principal amount was outstanding. Additionally, as of June 30, 2004 the Company had approximately $13.6 million of outstanding letters of credit under the Revolver. The Revolver will terminate on December 15, 2008 and all outstanding revolving loans will be due and payable on that date.

Borrowings under the Senior Credit Facility bear interest, at the Company’s option, at either:

•	a base rate, which will be the higher of 1/2 of 1% in excess of the overnight federal funds rate and the prime lending rate of Deutsche Bank Trust Company Americas, plus an interest margin of 2.25%, with respect to term loans and 2.75%, with respect to revolving loans; or

•	a Eurodollar rate on deposits for one, two, three or six month periods or, if and when available to all of the relevant lenders, nine or twelve month periods, which are offered to Deutsche Bank Trust Company Americas in the interbank Eurodollar market, plus an interest margin of 3.25%, with respect to term loans and 3.75%, with respect to revolving loans.

As of June 30, 2004, the term loan bore interest at rates ranging from 4.7% to 5.1%. Interest on base rate loans is paid on a quarterly basis. Interest on Eurodollar loans is paid on the last day of each interest period applicable thereto, and, if the interest period is longer than three months, on the date occurring at three month intervals after the first day of the interest period. In addition, the Company pays a commitment fee on the unused commitments under the revolving credit facilities ranging from 0.50% to 0.75% on an annual basis dependent on its secured term debt leverage ratio, payable quarterly in arrears.

The Senior Credit Facility also provides for mandatory repayments from the net proceeds of asset sales, debt issuances, a portion of equity issuances, a portion of excess cash flow and insurance recoveries and condemnation events. No such payments were required for the period ended June 30, 2004.

Senior Secured Discount Notes—In May, 2004 the Company completed an offering of $207.0 million aggregate principal amount at maturity of 10 ¾% senior secured discount notes, which generated net proceeds of approximately $150.1 million at issuance. The notes will mature on June 15, 2009. The fair value of the Company’s long-term debt is based on quoted market prices. At June 30, 2004, the estimated fair value of the senior secured discount notes was $157.3 million.

Unless the Company elects to accrue and pay cash interest as described below, the interest on the notes, combined with the initial proceeds, will accrete to $207.0 million during the period from the issue date of the notes until June 15, 2007 at a rate of 10 ¾% per annum, compounded semiannually on June 15 and December 15 of each year. The Company amortizes the discount on these notes to long-term debt using the effective interest method. The Company is required to accrue and pay cash interest on the notes semi-annually on each June 15 and December 15 at a rate of 10¾% per annum, with cash interest payments in arrears commencing on December 15, 2007.

At the Company’s option, it may irrevocably elect to commence accruing cash interest before June 15, 2007. If such an election is made, the Company must make that election on or before the interest payment date preceding the first cash interest payment. Additionally, once the election is made to begin accruing and paying

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

cash interest, (i) the Company will be obligated to pay cash interest on all subsequent interest payment dates, (ii) the notes will cease to accrete in principal amount and (iii) the outstanding principal amount at maturity will be equal to the accreted value of the new notes as of the date on which the notes commenced accruing cash interest.

Senior Subordinated Notes—The senior subordinated notes were issued on July 2, 1999, have an original face value of $185.0 million and are due in full on July 15, 2009. The notes bear interest at a fixed interest rate of 10 1/8%, payable semiannually in July and January of each year. At June 30, 2004, the estimated fair value of the senior subordinated notes was $163.7 million.

The obligations under the Senior Credit Facility on a first-priority basis and obligations under the senior secured discount notes on a second-priority basis are (i) secured by substantially all of the assets of Holdings (in the case of the Senior Credit Facility) and its direct and indirect domestic subsidiaries and (ii) guaranteed (on a joint and several basis) by the Company’s direct and indirect domestic subsidiaries other than Consolidated Container Capital Inc., (in the case of the senior secured discount notes) and, in each case, are subject to customary exceptions. The separate financial statements of each guaranteeing subsidiary are not presented because the Company’s management has concluded that such financial results, separate and apart from the Company’s results, are not material to investors.

The Senior Credit Facility, the senior secured discount notes, and/or the senior subordinated notes contain covenants that restrict, among other things, the Company’s ability to: (i) make certain restricted payments; (ii) incur additional debt or issue preferred equity; (iii) pay dividends or make distributions on our equity interests or repurchase our equity interests; (iv) repurchase subordinated indebtedness; (v) issue stock of subsidiaries; (vi) make certain investments; (vii) create liens on our assets; (viii) enter into transactions with affiliates; (ix) merge or consolidate with another company; (x) sell, lease or otherwise dispose of our assets; (xi) enter sales and leaseback transactions; and (xii) make capital expenditures above specified levels. The Senior Credit Facility has financial maintenance covenants regarding first-lien debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), total secured debt to Consolidated EBITDA and interest coverage. Additionally, the Senior Credit Facility contains a maximum capital spending covenant. At June 30, 2004, the Company was in compliance with all covenants under the Senior Credit Facility, the senior secured discount notes and the senior subordinated notes.

Scheduled Maturities—The scheduled annual maturities of long-term debt at June 30, 2004, were as follows (in thousands):

Six months ending December 31, 2004	$1,100
Year ending December 31,
2005	2,200
2006	2,200
2007	2,200
2008	212,300
2009	392,000

Total amounts due at maturity	$612,000
Less: Unamortized discount on senior secured discount notes	55,142

$556,858

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

4.    RESTRUCTURING ACCRUALS

The restructuring accruals relate to previous restructurings in conjunction with the acquisition of Suiza Packaging assets in 1999 and the closure of facilities in 1997. The liability related to these restructurings as of June 30, 2004, relates primarily to remaining lease commitments, which extend through December 2015.

Reconciliation of the restructuring accruals for the six months ended June 30, 2004 was as follows:

	1997 Restructuring	1999 Restructuring
	(Amounts in thousands)
Balance at January 1, 2004	$3,708	$3,050
2004 charges	(96)	(79)

Balance at June 30, 2004	$3,612	$2,971

Items charged to the accruals were cash items, including lease and property tax payments, partially offset by receipts from sub-leases.

5.    RELATED PARTY TRANSACTIONS

The Company had net sales to Dean Foods Company and its affiliates of approximately $87.2 million and $80.1 million for the six months ended June 30, 2004 and 2003, respectively. Accounts receivable from Dean Foods, net of amounts owed at June 30, 2004, and December 31, 2003, amounted to approximately $10.9 million and $12.0 million, respectively.

In connection with the refinancing in May 2004, Consolidated Container Holdings sold 45,000 Series B Convertible Preferred Units to Vestar CCH Preferred LLC, an affiliate of Vestar Capital Partners III, L.P., and to Franklin Plastics, Inc., an affiliate of Dean Foods Company, for $1,000 per unit in cash. Consolidated Container Holdings then made a capital contribution to the Company of the $45.0 million in proceeds received from the sale of the Series B Convertible Preferred Units. This contribution, offset by the associated issuance costs for which the Company paid on behalf of Holdings, has been recorded in Member’s Deficit.

Additional ongoing contractual relationships with related parties are documented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003. Separate quarterly disclosure of these relationships is not deemed necessary due to the immateriality of the amounts involved or the static nature of the arrangements.

6.    GUARANTOR FINANCIAL STATEMENTS

Separate financial statements of the subsidiary guarantors are not included herewith as management has determined that such information is not material to investors because (i) the subsidiary guarantors constitute substantially all of the Company’s direct and indirect subsidiaries and have fully and unconditionally guaranteed the notes on a joint and several basis, and (ii) Holdings is a holding company with no assets, operations or cash flow separate from its investment in the Company and its subsidiaries.

CONSOLIDATED CONTAINER COMPANY LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

7.    STOCK-BASED COMPENSATION

Effective July 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2002. The effect on net income in both of the six month periods ended June, 2004 and 2003 if the fair value based method had been applied to all outstanding and unvested awards prior to January 1, 2002 would not have been material. Compensation cost charged against income for the six months ended June 30, 2004 and 2003 was $0.3 million and $0.4 million, respectively.

8.    PENSION AND POST-RETIREMENT BENEFITS

The components of net periodic benefit costs of the pension and other post-retirement benefits for the three months and six months ended June 30, 2004 and 2003 are as follows:

	Pension Benefits				Other Post-Retirement Benefits
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Amounts in thousands)

Service cost	$163	$352	$326	$426	$26	$21	$51	$41
Interest cost	1,396	2,235	2,791	2,705	102	67	204	129
Expected return on plan assets	(1,344)	(1,923)	(2,687)	(2,328)	—	—	—	—
Amortization of prior service cost	48	116	96	141	—	—	—	—
Recognized actuarial loss	702	1,360	1,404	1,646	—	—	—	—

Net periodic benefit cost	$965	$2,140	$1,930	$2,590	$128	$88	$255	$170

The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $9.7 million to its defined benefit pension plans in 2004. As of June 30, 2004, $1.7 million of contributions have been made. The Company anticipates contributing an additional $6.1 million to fund its defined benefit pension plans in 2004 for a total of $7.9 million. The decrease in required funding was due to legislative changes enacted in April 2004.